Management’s Discussion and Analysis
and
Condensed Consolidated Financial Statements
March 31, 2025
(Unaudited)

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Management's Discussion and Analysis

March 31, 2025

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Management's Discussion and Analysis

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Management's Discussion and Analysis
SECTION I: INTRODUCTION
This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Finance Corporation (IFC or the Corporation) for the three months ended March 31, 2025 (FY25 Q3) and the nine months ended March 31, 2025 (FY25 YTD). This document should be read in conjunction with the IFC's Consolidated Financial Statements and MD&A issued for the year ended June 30, 2024 (FY24). IFC undertakes no obligation to update any forward-looking statements.
IFC is the largest global development institution focused on the private sector in emerging markets. Established in 1956, IFC is owned by 186 member countries, a group that collectively determines its policies. IFC is a member of the World Bank Group (WBG)1 but is a legal entity separate and distinct from the other WBG institutions, with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. IFC is not liable for the obligations of the other institutions.
IFC’s mission – as one of the WBG entities – is to end extreme poverty and boost shared prosperity on a livable planet. Public finance alone will not deliver the investment necessary to develop a vibrant private sector that creates jobs and sustained growth. Private sector investment is needed. However, private investment flows only where the right conditions exist and where there’s a clear probability of return. IFC aims to enhance private capital mobilization, scale equity financing, deepen local capital markets, and unlock access to finance for Micro, Small, and Medium Enterprises (MSMEs). To further support these efforts, the Board of Directors (the Board) and Management have been working on reforming the WBG to become a better and bigger Bank that is faster – streamlining project approval times, and simpler – making it easier for clients to engage with us. Together, these measures are key steps toward generating bankable projects and making financial and political risks more manageable for commercial investors. IFC's primary focus is to direct capital to investments with significant potential for job creation.
In April 2018 IFC's Board of Governors approved a capital increase package comprising a three-step capital raising process: conversion of a portion of retained earnings into paid-in capital, a Selective Capital Increase (SCI), and General Capital Increase (GCI) that would together provide up to $5.5 billion in additional paid-in capital. In April 2024, the subscription deadline for the GCI was extended to April 16, 2025. Subsequently in April 2025, the payment deadline for the GCI was further extended for a year to April 16, 2026. As of March 31, 2025, 141 countries have subscribed a total of $4.6 billion and payments of $4.1 billion have been received from 117 countries. As of April 16, 2025, when the subscription window closed, the total amount subscribed was $5.1 billion, and the payment received amounted to $4.4 billion.
Aligned with the capital increase, IFC continued to grow its footprint in the poorest countries and fragile areas. New and ongoing factors continue to influence the global outlook, including: global market uncertainties, migration surges, youth unemployment, energy access, climate adaptation and mitigation, and growing fragility. IFC continues to work with partners at global and country levels to maximize impact for development by efficiently channeling resources into projects that create jobs, drive growth, reduce poverty, and improve living standards through various platforms. For example, in August 2023, IFC announced a $400 million increase and one-year extension of the Base of the Pyramid (BOP) platform, bringing IFC’s total investment to $1 billion. First launched in 2021, the platform aims to help financial services providers deliver critical funding to small and informal businesses, and low-income households. In December 2024, IFC signed a $3 billion Managed Co-Lending Portfolio Program (MCPP) Real Sector Unfunded program with 14 global insurance companies. This initiative provides an unfunded mobilization platform to support eligible projects across various real sectors. As IFC’s first credit insurance portfolio program targeting the real sectors of the economy, this initiative highlights the growing role of private insurers in mobilizing financing to improve livelihoods and drive long-term economic development. On July 1, 2024, the WBG guarantee platform, housed at MIGA, was launched to bring together products and experts from the World Bank, IFC, and MIGA and aims to boost WBG annual guarantee issuances for all entities.
FINANCIAL BUSINESS MODEL
IFC helps developing countries achieve sustainable growth by financing private sector investment, mobilizing capital in international financial markets, and providing advisory services to businesses and governments. IFC’s principal investment products are loans, equity investments, debt securities and guarantees. IFC also plays an active and direct role in mobilizing additional funding from other investors and lenders through a variety of means (Core Mobilization). Unlike most other development institutions, IFC does not accept host government guarantees of repayment. IFC raises virtually all of the funds for its lending activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. Equity investments are funded from capital (net worth). Proceeds of borrowings from market sources or net worth not immediately disbursed for investments are managed internally by IFC in its liquid asset portfolio.
IFC’s capital base and its assets and liabilities, other than its equity investments, are primarily denominated in U.S. dollars ($ or US$) or swapped into U.S. dollars. Overall, IFC seeks to minimize foreign exchange and interest rate risks arising from its loans, debt securities and liquid assets by closely matching the currency and rate basis of its assets in various currencies with liabilities having the same characteristics. IFC generally manages non-equity investment related and certain lending related residual currency and interest rate risks by utilizing currency and interest rate swaps and other derivative instruments.
1 The other institutions of the WBG are the International Bank for Reconstruction and Development (IBRD) and the International Development Association (IDA), collectively the World Bank, the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

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Management's Discussion and Analysis
Financial Performance
IFC’s primary sources of income are from its loans, debt securities, equity investments and liquid assets. The income generated covers administrative expenses and provisions for losses. For loans, debt securities and liquid assets, income is largely in the form of interest income net of charges on borrowings (Figure 1), as well as capital gains. IFC’s equity investments generate income through capital gains, as well as dividends.
Figure 1: Sources and uses of income

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Management's Discussion and Analysis
BASIS OF PREPARATION OF IFC’S CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). IFC’s accounting policies are discussed in more detail in Note A to the June 30, 2024 audited consolidated financial statements and IFC’s condensed consolidated financial statements as of and for the nine months ended March 31, 2025 (FY25 YTD condensed consolidated financial statements). Certain reclassifications of prior year’s information have been made to conform with the current year’s presentation.
IFC uses Allocable Income, a non-U.S. GAAP measure (formerly referred to as Income Available for Designations) as the basis for making net income allocation decisions. Allocable Income is comprised of net income excluding unrealized gains and losses on IFC's loans, debt securities, equity investments and borrowings2 and income from the Post-retirement Contribution Reserve Fund (PCRF). The exclusion of PCRF income was approved by the Board in June 2024, and is effective from FY24. See more details in Section V: Funding Resources - Capital and Retained Earnings.
The tables below outline a comparative breakdown of IFC's Investment Highlights and Statements of Operations, along with key Balance Sheets components as of and for the respective periods ended on March 31, 2025 and June 30, 2024.

Table 1: Financial Data Summary
	For the three months ended		For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024
Investments Highlights (Section III)
Total Commitments	$12,735	$11,510	$52,320	$36,991
Own Account Commitments (Long-Term Finance (LTF) and Short-Term Finance (STF) Commitments)	3,828	6,194	21,276	22,189
Core Mobilization (LTF and STF Commitments)	8,907	5,316	31,044	14,802
Disbursements	4,097	3,801	17,293	14,356
Statements of Operations
Net income (Section VII)	$230	$530	$1,358	$1,253
Adjustments to reconcile Net Income to Allocable Income
Unrealized losses (gains) on loans and debt securities[2]	84	(209)	205	(238)
Unrealized losses (gains) on equity investments[2]	53	(16)	106	186
Unrealized losses (gains) on borrowings[2]	73	(35)	(348)	67
PCRF income	(11)	(9)	(18)	(23)
Allocable Income	$429	$261	$1,303	$1,245

(US$ in millions)	March 31, 2025	June 30, 2024
Balance Sheets
Total assets	$121,063	$108,187
Liquid assets [a] (Section IV)	41,162	37,734
Investments (Section III)	65,493	58,747
Borrowings outstanding, including fair value adjustments (Section V)	65,066	55,755
Total capital (Section V)	39,094	37,472
_________
a Net of securities sold under repurchase agreements, payable for cash collateral received and associated derivatives.

2 Unrealized gains and losses on loans, debt securities, equity investments and borrowings presented in Table 1 includes unrealized gains and losses from associated derivatives.

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Management's Discussion and Analysis

Table 2: Key Financial Ratios
(US$ in billions, except ratios)	March 31, 2025	June 30, 2024
Overall liquidity ratio [a]	73.9%	81.0%
Debt to equity ratio [b]	1.9	1.7
Total reserve against losses on loans to total committed portfolio [c]	2.9%	2.8%
Capital measures:
Capital Available [d]	$37.9	$36.6
Capital Required [e]	23.1	22.2
Capital Utilization Ratio (CUR) [f]	61.0%	60.5%
_________
a Overall Liquidity Policy states that IFC would at all times maintain a minimum level of liquidity, plus undrawn borrowing commitments from IBRD, such that it would cover at least 45% of the next three years’ estimated net cash requirements. IFC’s overall liquidity as a percentage of the next three years' estimated net cash needs stood at 74% as of March 31, 2025, above the minimum requirement of the Board of 45%.

b Debt to equity (leverage) ratio is defined as outstanding borrowings plus committed guarantees divided by total capital comprised of paid-in capital, retained earnings and Accumulated other comprehensive income. IFC’s debt to equity ratio as of March 31, 2025 was well within the maximum of 4 required by the policy approved by IFC’s Board of Directors.

c Total reserve against losses on loans to total committed portfolio is defined as reserve against losses on loans as a percentage of the total committed loans at amortized cost.
d Capital Available: Resources available to absorb potential losses, calculated as: The sum of IFC's Paid-in capital, General Reserve, Unallocated Net Income and AOCI minus the Pension surplus of each pension plan and PCRF assets.

e Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
f CUR is defined as Capital Required divided by Capital Available.
IFC’s Capital Adequacy, as measured by CUR was 61.0% as of March 31, 2025, up from 60.5% as of June 30, 2024. The change is attributable to increases in both Capital Available and Capital Required. Capital Available is primarily driven by the growth in retained earnings and paid-in capital. The increase in Capital Required is mainly driven by the need for additional capital to support the Loan, Equity and Treasury portfolio.

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Management's Discussion and Analysis
SECTION II: EXECUTIVE SUMMARY
FINANCIAL PERFORMANCE SUMMARY
IFC’s financial performance has been influenced by its results from operations, changes in interest rates, foreign exchange rate movements, and the volatility of emerging equity markets in FY25 YTD.
Net Income and Allocable Income
IFC's net income was $1.4 billion in FY25 YTD, as compared to net income of $1.3 billion in the nine months ended March 31, 2024 (FY24 YTD). Allocable Income totaled $1.3 billion in FY25 YTD, as compared to $1.2 billion in FY24 YTD. The increase in net income was mainly driven by higher unrealized gains on borrowings partially offset by lower income from loans and debt security portfolios.
Figure 2: Income Measures (US$ in millions)
On October 31, 2024, the Board of Directors approved the allocation of $107 million to the Creating Markets Advisory Window (CMAW) reserve, and $152 million to the Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) reserve, from IFC's FY24 Net Income. This approval was noted by the Board of Governors on December 18, 2024. Additionally, the Board of Governors approved an allocation of $100 million to the Surplus Account and subsequent transfer to the IFC Frontier Opportunities Fund after its establishment on February 13, 2025. See more details in Section V: Funding Resources - Capital and Retained Earnings.
Investment Operations
In FY25 YTD, IFC delivered a combined total of $52.3 billion in long-term and short-term financing, representing an increase of 41% compared to FY24 YTD. IFC committed $21.3 billion from its own account ($22.2 billion in FY24 YTD) and disbursed $17.3 billion in FY25 YTD ($14.4 billion in FY24 YTD) excluding guarantees. See more details in Section III: Client Services.
Investment Portfolio
The carrying value of IFC's outstanding investment portfolio was $65.5 billion as of March 31, 2025, an increase of $6.7 billion compared to June 30, 2024. The portfolio's growth primarily resulted from the $7.1 billion of net disbursements (disbursements net of repayments, prepayments, and divestments). Refer to Section III: Client Services Disbursed Investment portfolio section for the definition of carrying value.
Liquid Assets
The Net Asset Value (NAV) of the liquid asset portfolio increased by $3.4 billion to $41.2 billion as of March 31, 2025 from June 30, 2024. This reflected an increase of $2.7 billion in the Market Funded Liquidity portfolio since net inflows from borrowings exceeded net loan disbursements. Net Worth Funded Liquidity portfolio grew in line with the increase in retained earnings.
Borrowings
Borrowings outstanding (including fair value adjustments) increased by $9.3 billion from $55.8 billion as of June 30, 2024 to $65.1 billion as of March 31, 2025, driven by net new issuances of $8.9 billion together with an increase of $98 million in short-term borrowings in anticipation of an increase in future disbursements, Foreign Exchange (FX) gains of $795 million, and offset by fair value losses of $989 million.
New borrowings under the medium and long-term borrowing program (on a funding authorization basis) in FY25 YTD were $17.7 billion as compared to $11.2 billion in FY24 YTD.

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Management's Discussion and Analysis
SECTION III:     CLIENT SERVICES
BUSINESS OVERVIEW
For all new investments, IFC articulates the expected impact on sustainable development and, as projects mature, assesses the quality of the development benefits realized. IFC’s strategic focus areas are aligned to advance the WBG’s global priorities.
INVESTMENT SERVICES
IFC’s investments are normally made in its developing member countries. IFC's Articles of Agreement mandate that IFC shall invest in productive private enterprises. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being completely or partially privatized.
IFC’s investment products and services are designed to meet the needs of clients in different industries – principally infrastructure, manufacturing, agribusiness, disruptive technologies and funds, services, and financial markets. Investment services product lines include: loans, equity investments, debt securities, trade and commodity finance, guarantees and partial credit guarantees, securitizations, client risk management services, blended finance, and mobilization products.
INVESTMENT PROGRAM
Commitments
Investment Commitments include Long-Term Finance and Short-Term Finance Commitments, from both IFC's Own Account and Core Mobilization. Investments made by IFC from its own account utilize its own borrowings or capital. Core Mobilization refers to non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a client. IFC mobilizes such finance from other private and public entities through a number of means.

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Management's Discussion and Analysis
Own Account investments supported 249 LTF projects in FY25 YTD (248 in FY24 YTD). The table below outlines a comparative breakdown of IFC's Long-Term and Short-Term Finance Commitments, including Own Account and Core Mobilization in FY25 YTD and FY24 YTD:

Table 3: Long-Term Finance and Short-Term Finance Commitments (Own Account and Core Mobilization)
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Long-Term Finance Own Account Commitments
Loans	$11,642	$11,930	$(288)
Equity Investments	1,330	1,339	(9)
Guarantees	1,216	1,202	14
Client Risk Management	6	33	(27)
Total Long-Term Finance Own Account Commitments	$14,194	$14,504	$(310)
Long-Term Finance Core Mobilization
Syndication	$10,420	$6,497	$3,923
Advisory & Upstream	4,289	1,753	2,536
Anchor investment	5,234	2,238	2,996
Trade finance	3,235	1,454	1,781
Third-party funds	1,723	1,818	(95)
IFC-managed funds	48	16	32
Guarantees	2,599	—	2,599
Other products	50	235	(185)
Total Long-Term Finance Core Mobilization [a]	$27,598	$14,011	$13,587
Total Long-Term Finance Commitments	$41,792	$28,515	$13,277
Short-Term Finance Commitments
Short-Term Finance Own Account	$7,082	$7,685	$(603)
Short-Term Finance Core Mobilization	3,446	791	2,655
Total Short-Term Finance Commitments	$10,528	$8,476	$2,052
Total Commitments [b] (Own Account and Core Mobilization)	$52,320	$36,991	$15,329
_________
a Starting FY24 Q4 (three months ended June 30, 2024), IFC updated its core mobilization definitions and criteria. Previous year's information has been updated to conform with the current year’s presentation.

b Debt security commitments are included in loans or equity investments based on their predominant characteristics.
INVESTMENT DISBURSEMENTS
During FY25 YTD, IFC disbursed $17.3 billion for its own account ($14.4 billion in FY24 YTD) as presented in the table below:

Table 4: Disbursements of IFC’s Investment Portfolio
(US$ in millions)	FY25 YTD	FY24 YTD	Variance
Loans	$13,030	$10,938	$2,092
Equity Investments	1,240	1,157	83
Debt Securities	3,023	2,262	761
Total Investment Disbursements	$17,293	$14,357	$2,936

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Management's Discussion and Analysis
INVESTMENT PORTFOLIO
IFC’s total disbursed investment portfolio (a non-U.S. GAAP performance measure) was $66.7 billion as of March 31, 2025 ($59.9 billion as of June 30, 2024), as presented in the table below:

Table 5: Disbursed Investment Portfolio
	March 31, 2025		June 30, 2024
(US$ in millions)	Disbursed Investment	As a % of Total	Disbursed Investment	As a % of Total
Loans	$42,558	64%	$37,726	63%
Equity Investments	11,229	17	10,910	18
Debt Securities	12,943	19	11,221	19
Total Disbursed Investment Portfolio	$66,730	100%	$59,857	100%
The breakdown of committed investment portfolio (sum of (i) committed but undisbursed balance; and (ii) disbursed and outstanding balance) as of March 31, 2025 and June 30, 2024 is presented in the table below:

Table 6: Committed Investment Portfolio
(US$ in millions)	March 31, 2025	June 30, 2024	Variance
Debt (including loan and loan-like instruments a)	$64,319	$58,534	$5,785
Equity (including equity and equity-like instruments a)	15,076	14,646	430
Guarantees and Client Risk Management	7,996	6,689	1,307
Total Committed Investment Portfolio	$87,391	$79,869	$7,522
_______
a Loan-like and equity-like instruments are reported as debt securities on IFC’s condensed consolidated financial statements.
The carrying value of IFC’s investment portfolio comprises: (i) the disbursed investment portfolio; (ii) less reserve against losses on loans and debt securities; (iii) unamortized deferred loan origination fees; (iv) less disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets; (v) unrealized gains and losses on equity investments held by consolidated variable interest entities; and (vi) unrealized gains and losses on investments. The breakdown of IFC's investment portfolio as of March 31, 2025 and June 30, 2024 is presented in the table below:

Table 7: The Carrying Value of IFC’s Investment Portfolio
(US$ in millions)	March 31, 2025	June 30, 2024	Variance
Loans	$41,078	$36,437	$4,641
Equity Investments	11,306	11,121	185
Debt Securities	13,109	11,189	1,920
Total Investments	$65,493	$58,747	$6,746

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Management's Discussion and Analysis
Loans
The carrying value of IFC’s loan portfolio increased by $4.6 billion (12.7%) to $41.1 billion as of March 31, 2025. The increase was primarily driven by disbursements partially offset by repayments and prepayments. See breakdown of the movement in Figure 3 below.
Figure 3: Carrying Value of Loan Portfolio (US$ in millions)
_______
*    Mainly represents capitalized interest and unamortized deferred fees.
The weighted average contractual interest rate on loans as of March 31, 2025 was 6.8%, down from 7.8% as of June 30, 2024.
Equity Investments
The carrying value of IFC’s equity investment portfolio increased by $185 million (1.7%) to $11.3 billion as of March 31, 2025. The increase was mainly due to net purchases (purchases net of sales). See breakdown of the movement in Figure 4 below.
Figure 4: Carrying Value of Equity Investment Portfolio (US$ in millions)
_______
*    Mainly represents write-offs, conversions, and transfers from loans and debt securities to equity investments.

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Management's Discussion and Analysis
Debt Securities
The carrying value of IFC’s debt security portfolio increased by $1.9 billion (17.2%) to $13.1 billion at March 31, 2025. The increase was primarily driven by net purchases (purchases net of redemptions and prepayments). See breakdown of this movement in Figure 5 below.
Figure 5: Carrying Value of Debt Security Portfolio (US$ in millions)
_________
*    Mainly represents conversions and transfers from debt securities to equity investments.
Guarantees and Partial Credit Guarantees
IFC’s guarantees are available for debt instruments, including portfolio risk sharing facilities, and trade obligations of clients and covers commercial as well as non-commercial risks. Guarantees of $6.1 billion were outstanding (i.e., not called) as of March 31, 2025 ($4.8 billion as of June 30, 2024).
MCPP
MCPP creates diversified portfolios of emerging market private sector loans. MCPP builds a loan portfolio for an investor that mirrors the portfolio IFC is creating for its own account. Investors pledge capital upfront and then as IFC identifies eligible projects, investor exposure is allocated alongside IFC’s own investment in accordance with the terms of the managed co-lending agreement.
As of March 31, 2025, eighteen (seventeen as of June 30, 2024) global investors have pledged $19.2 billion ($16.2 billion as of June 30, 2024) to the MCPP, with certain programs investing across all sectors and others focused on real sector or financial institutions exclusively. Investors have also approved funding for 360 projects worth $14.0 billion across 72 countries as of March 31, 2025, up from 316 projects and $12.1 billion across 69 countries as of June 30, 2024. Out of these, $10.9 billion ($9.7 billion as of June 30, 2024) has been committed. IFC will continue to deploy the remaining funds raised as IFC identifies projects that meet investors’ criteria.
IDA-PSW
The IDA Private Sector Window (PSW) was created under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA only countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). In December 2024, the Board approved a $234 million increase in the IDA20 allocation to PSW, bringing the total allocation to $2.7 billion.
As of March 31, 2025, a combined total of $4.6 billion ($4.7 billion as of June 30, 2024) of instruments under the IDA18 through IDA20 replenishments had been approved, of which $3.3 billion ($3.4 billion as of June 30, 2024) related to IFC. Refer to Note B to the FY25 YTD condensed consolidated financial statements for more details.
IFC-managed funds
AMC invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions (IFIs).

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Management's Discussion and Analysis
As of March 31, 2025 , AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP)/ Manager of these funds. However, none of these funds require consolidation by IFC, because the third party limited partners of these funds have a substantive ability to remove IFC as GP/Manager. All AMC Funds are investment companies and are required to report their investment assets at fair value through net income. IFC’s commitment ownership interests in these AMC Funds are shown in the following table:

AMC Funds	IFC’s commitment ownership interest
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
IFC Emerging Asia Fund, LP	22%
IFC GEMFOF 2 SMA, LP	—%
IFC Emerging Markets Sustainability Fund of Funds, LP	—%
TfL IFC Growth and Sustainability, LP	—%
_________
a By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b The commitment ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have a commitment ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

c The commitment ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP. IFC does not have a commitment ownership interest in the IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP.

IFC GEMFOF 2 SMA, LP, IFC Emerging Markets Sustainability Fund of Funds, LP, and TfL IFC Growth and Sustainability, LP. were launched during FY25 YTD. AMC Funds and their activities as of and for FY25 YTD and FY24 YTD are summarized as follows.

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Management's Discussion and Analysis

Table 8: AMC Funds
	Through March 31, 2025				For the nine months ended
	Total funds raised since inception			Cumulative investment commitments [a]	March 31, 2025		March 31, 2024
(US$ in millions)	Total	From IFC	From other investors		Committed Amount [b]	Disbursed Amount	Committed Amount [b]	Disbursed Amount
Current Funds
IFC Capitalization (Equity) Fund, L.P.	$1,275	$775	$500	$1,214	$—	$—	$—	$—
IFC Capitalization (Subordinated Debt) Fund, L.P.	1,725	225	1,500	1,614	—	—	—	—
IFC African, Latin American and Caribbean Fund, LP	1,000	200	800	863	—	—	—	—
IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, Catalyst Funds)	418	75	343	361	—	4	—	6
IFC Global Infrastructure Fund, LP [c]	1,430	200	1,230	902	—	—	—	—
IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP (collectively, GEM Funds)	800	150	650	757	—	20	—	30
IFC Middle East and North Africa Fund, LP	162	60	102	86	—	—	—	—
IFC Financial Institutions Growth Fund, LP	505	150	355	356	2	2	10	10
IFC Emerging Asia Fund, LP	693	150	543	592	2	2	14	14
IFC GEMFOF 2 SMA, LP [d]	100	—	100	20	20	6	—	—
IFC Emerging Markets Sustainability Fund of Funds, LP [d]	139	—	139	—	24	8	—	—
TfL IFC Growth and Sustainability, LP [d]	125	—	125	14	14	1	—	—
Current Funds Total	$8,372	$1,985	$6,387	$6,779	$62	$43	$24	$60

Former Funds
Africa Capitalization Fund, Ltd.	$182	$—	$182	$130	$—	$—	$—	$—
China-Mexico Fund, LP [e]	1,200	—	1,200	362	—	—	—	—
IFC Russian Bank Capitalization Fund, LP	550	250	300	82	—	—	—	—
Women Entrepreneurs Debt Fund, LP	115	30	85	110	—	—	—	—
Former Funds Total	$2,047	$280	$1,767	$684	$—	$—	$—	$—
Grand Total	$10,419	$2,265	$8,154	$7,463	$62	$43	$24	$60
_________
a Net of commitment cancellations.
b Committed amount made by AMC Funds. Excludes commitment cancellations from prior periods.
c Includes co-investment fund managed by AMC on behalf of Fund LPs.
d Fund is in investment period.
e AMC ceased to be the manager of the China-Mexico Fund, LP on September 15, 2023.

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Management's Discussion and Analysis
UPSTREAM AND ADVISORY SERVICES
In the continuum of development solutions offered by IFC, Advisory plays a crucial early-stage role by laying the groundwork for investment or as a follow-on to enhance its impact. Advisory services may include working in collaboration with IBRD to advise governments to improve the enabling environment, assisting industry bodies to promote global standards, and supporting private companies to foster sustainable and responsible private sector investments – contributing to costs and efforts to assess investment feasibility and at times using IFC resources to fund project development. This is especially vital in low-income and fragile contexts, where market creation is necessary before private sector investments can thrive.
At the core of this continuum is Upstream, which encompasses proactive activities designed to stimulate specific opportunities that facilitate the flow of private capital, both domestic and foreign. Upstream activities have a much shorter and clearer line of sight to investment. Together, these functions are essential to advancing IFC’s development ambitions: an Upstream & Advisory-enabled Corporation seeks to expand market size by unlocking, developing, and enabling incremental investment opportunities while generating a long-term pipeline of bankable transactions, focusing on continued scale-up of business development efforts in strategic areas such as climate, inclusive growth, and IDA-FCS development. These efforts aim to enable essential private sector investments at scale to address the world’s most pressing development priorities.
In FY25 YTD, IFC spent $196 million3 ($168 million in FY24 YTD) in support of hundreds of Upstream and Advisory engagements across all regions and industries. Of the 784 currently active engagements, 196 were newly recorded in FY25 YTD (217 newly recorded in FY24 YTD). As of March 31, 2025, the Upstream estimated 5-year Own Account pipeline stood at $46.5 billion ($40.0 billion in FY24 YTD), while Upstream-enabled LTF commitments for the fiscal year totaled over $9.4 billion ($3.8 billion in FY24 YTD).
SECTION IV: LIQUID ASSETS
All liquid assets are managed in accordance with an investment authority approved by the Board and the Funding and Liquid Asset Management Directive approved by IFC’s Corporate Risk Committee, a subcommittee of IFC’s Management Team.
These liquid assets are funded from two sources: borrowings from the market and capital (net worth), and are managed in several sub-portfolios related to these sources. Proceeds of borrowings from market sources not immediately disbursed for loans and loan-like debt securities are managed internally by IFC against money market benchmarks within the Market Funded Liquidity portfolio. The portion of IFC’s net worth not invested in equity and equity-like investments is managed internally by IFC against a U.S. Treasury benchmark within the Net Worth Funded Liquidity portfolio. Refer to Section V: Funding Resources for additional details on borrowings.
IFC generally invests its liquid assets in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and high-quality corporate issuers. These include asset-backed securities (ABS), mortgage-backed securities (MBS), time deposits, and other unconditional obligations of banks and financial institutions. Diversification across multiple dimensions ensures a favorable risk return profile. IFC manages the individual liquid asset portfolios on an aggregate portfolio basis against each portfolio's benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, principally currency and interest rate swaps, foreign exchange forward contracts, and futures and options, and it takes positions in various industry sectors and countries.
IFC’s liquid assets are accounted for as trading portfolios. The Net Asset Value of IFC's liquid asset portfolio as of March 31, 2025 and June 30, 2024 is presented in the table below:

Table 9: Liquid Asset Portfolio Net Asset Value
(US$ in millions)	March 31, 2025	June 30, 2024	Variance
Market Funded Liquidity portfolio	$23,563	$20,878	$2,685
Net Worth Funded Liquidity portfolio	17,599	16,856	743
Total Liquid Asset portfolio	$41,162	$37,734	$3,428
The liquid asset portfolio increased as net inflows from market borrowings from FY25 YTD exceeded net loan disbursements. Net Worth Funded Liquidity grew alongside retained earnings.
SECTION V: FUNDING RESOURCES
BORROWINGS
The major source of IFC’s borrowings is the international capital markets. Under IFC's Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member, together with the member in whose currency the borrowing is denominated.
3 The program expenditure presented herein is based on the Operational reporting methodology, which includes all project expenditures associated with an Advisory project. This does not include program expenditure associated with IFC’s Upstream project development activities.

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Management's Discussion and Analysis
Substantially all borrowings are carried at fair value under the Fair Value Option. The change in the fair value of these borrowings resulting from changes in instrument-specific credit risk is reported in other comprehensive income, while the remaining change in fair value is reported in “Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives” in the condensed consolidated statements of operations. Changes in the net fair value of IFC’s borrowings from the market and IDA, include the impact of changes in IFC’s own credit spread when measured against reference rates. IFC’s policy is generally to match the currency, amount, and timing of cash flows on market borrowings with the cash flows on the associated derivatives entered into contemporaneously. The outstanding borrowings (including fair value adjustments) on IFC's condensed consolidated balance sheets as of March 31, 2025 and June 30, 2024 are presented in the table below:

Table 10: Borrowings Outstanding
(US$ in millions)	March 31, 2025	June 30, 2024	Variance
Medium and long-term borrowings	$62,660	$53,447	$9,213
Short-term borrowings under the discount note program	2,406	2,308	98
Total outstanding borrowings	$65,066	$55,755	$9,311
The increase in outstanding borrowings was mainly driven by new issuances due to robust loan disbursements partially offset by maturities, repayments and FX gains as shown in Figure 6 below:
Figure 6: Borrowings Outstanding (US$ in millions)
Market borrowings are generally swapped into floating-rate obligations denominated in U.S. dollars. On occasion, IFC uses its borrowings as a tool to promote capital markets development in emerging and frontier markets and this can result in raising local currency funds. As of March 31, 2025, non-U.S. dollar denominated market borrowings without interest rate or currency hedges accounted for 1% of the total borrowings from market sources (1% as of June 30, 2024), with outstanding balances amounting to $553 million ($821 million as of June 30, 2024). These borrowings were denominated in various currencies, mainly in new Romanian lei, Philippine pesos, Chinese renminbi.
During FY25 YTD, IFC raised $21.6     billion in borrowings ($14.3 billion in FY24 YTD), net of derivatives and including discount notes with maturities greater than three months of $3.7 billion ($3.4 billion in FY24 YTD). IFC maintains short-term discount note programs in U.S. dollar and Chinese renminbi to provide an additional funding and liquidity management tool. These programs support IFC’s trade finance and supply chain initiatives and expand the availability of short-term local currency finance. The discount note programs offer issuances with maturities ranging from overnight to one year. During FY25 YTD, IFC issued $6.5 billion of discount notes ($6.2 billion in FY24 YTD), all of which were in U.S. dollars.

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Management's Discussion and Analysis
CAPITAL AND RETAINED EARNINGS
As of March 31, 2025 and June 30, 2024, IFC's capital comprised the following:

Table 11: IFC's Capital
(US$ in millions)	March 31, 2025	June 30, 2024
Capital
Authorized capital	$25,080	$25,080
Subscribed capital	24,150	24,104
Less: unpaid portion of subscriptions	(463)	(884)
Paid-in capital	23,687	23,220
Accumulated other comprehensive income	754	957
Retained earnings	14,653	13,295
Total Capital	$39,094	$37,472
Following the Spring Meetings in April 2018, a financing package was endorsed by the Board of Governors. This package comprised: (i) a three-step capital raising process: Conversion of a portion of retained earnings into paid-in capital, a GCI and SCI that would together provide up to $5.5 billion in additional paid-in capital; (ii) a planned suspension of grants to IDA after the conclusion of the IDA 18 replenishment; and (iii) internal measures for increased efficiency. The authorized capital stock as of March 31, 2025, is 25,079,991 shares of $1,000 par value each (unchanged from June 30, 2024).
The GCI and SCI Resolutions were formally adopted and took effect on April 16, 2020. Concurrently, $17.0 billion of retained earnings were converted into paid-in-capital, and the capital subscription process commenced on April 22, 2020. In April 2023, the deadline for the SCI subscription and payment was extended to April 16, 2025. The GCI subscription deadline was extended to April 16, 2025, in April 2024. In April 2025, the GCI payment deadline was further extended by a year to April 16, 2026. As of March 31, 2025, 141 countries have subscribed a total of $4.6 billion (GCI – $3.9 billion and SCI – $717 million), and payments of $4.1 billion (GCI – $3.4 billion and SCI – $683 million) were received from 117 countries. As of April 16, 2025, when the subscription window closed, the total amount subscribed was $5.1 billion, and the payments received amounted to $4.4 billion.
Net Income Allocations
Management recommends allocations of Net Income to the Board at the end of each fiscal year, to support IFC's operations as well as other developmental activities. These recommendations are based on IFC's Allocable Income (formerly referred to as Income Available for Designations). Amounts available to support other developmental activities are determined based on a Board approved income-based (sliding scale) formula and on a principles-based Board approved financial distribution policy, and are approved by the Board. The approach approved by IFC’s Board establishes a threshold whereby no allocations for other developmental activities can take place if IFC’s CUR is above 88%, and establishes a framework for prioritizing future net income allocations to the Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) based on IFC’s CUR and a cushion for FMTAAS. IFC also established the Creating Markets Advisory Window (CMAW) in fiscal year 2018 to focus on market creation in eligible IDA countries and FCS.
Undesignated Retained Earnings comprise earnings from prior fiscal years which in the judgement of the Executive Directors should be retained to support IFC's operations, and current year's net income. Effective from FY25, the Undesignated Retained Earnings line in the Financial Statements, excluding amounts relating to the current year's net income, has been renamed and is now referred to as IFC's General Reserve, and IFC's current year's net income is now reflected in a separate line within Retained Earnings, referred to as Unallocated Net Income. See Table 12 below for the reconciliation, as well as Note H to IFC's FY25 YTD Condensed Consolidated Financial Statements.
Prior to FY24, Allocable Income comprised net income excluding unrealized gains and losses on IFC's on loans, debt securities, borrowings and related derivatives as well as grants to IDA, which were suspended in FY20 following the conclusion of the IDA Eighteenth Replenishment of Resources (IDA18). In FY24, IFC updated the calculation of Allocable Income to exclude income from Post-retirement Contribution Reserve Fund (PCRF), aligning it with its intended use for post-retirement contributions. This change, approved by the Board in June 2024, was effective from FY24.
FY24 Net Income Allocations
On October 31, 2024, the Board of Directors approved the allocation of $107 million to the CMAW reserve and $152 million to the FMTAAS reserve, from IFC's FY24 Net Income. This approval was noted by the Board of Governors on December 18, 2024. In addition, on December 18, 2024, the Board of Governors approved an allocation of $100 million to the newly established Surplus Account and subsequent transfer to the IFC Frontier Opportunities Fund (FOF), a fund of concessional finance to spur equity investment mostly targeted to middle-income countries including for the cutting-edge climate initiatives, after its establishment.
On February 13, 2025, the Board of Directors approved the establishment of the Frontier Opportunity Fund. Consequently, $100 million was transferred from the Surplus account to the Frontier Opportunity Fund reserve.

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Management's Discussion and Analysis
The following table shows a reconciliation of Undesignated Retained Earnings to the newly created General Reserve and Unallocated Net Income line items, as at March 31, 2025 and June 30, 2024.

Table 12 : Reconciliation of Undesignated Retained Earnings to General Reserve and Unallocated Net Income
(US$ in millions)	March 31, 2025	June 30, 2024
Undesignated Retained Earnings	$14,225	$13,133
Less: Unallocated Net Income	(1,451)	(1,485)
General Reserve	$12,774	$11,648
As of March 31, 2025 and June 30, 2024, retained earnings comprised the following reflecting the allocations as discussed previously:

Table 13: IFC's Retained Earnings Composition
(US$ in millions)	March 31, 2025	June 30, 2024
General Reserve	$12,774	$11,648
Other Reserves
Creating Markets Advisory Window (CMAW) Reserve	145	93
Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) Reserve	173	58
Small and Medium Enterprise (SME) Ventures Reserve	10	11
Frontier Opportunities Fund (FOF) Reserve	100	—
Total Other Reserves	$428	$162
Unallocated Net Income	1,451	1,485
Total Retained Earnings	$14,653	$13,295
SECTION VI:     RISK MANAGEMENT
ENTERPRISE RISK MANAGEMENT
IFC’s enterprise risk management (ERM) approach is designed to enable prudent management of potential financial and reputational impacts that originate from the Corporation’s business activities.
IFC has defined three explicit Risk Management Objective Statements at the corporate level which are derived from IFC’s purpose, business scope, strategic objectives, and the risks that it faces.
Key Risk Management Objectives
▪Development Impact – IFC will maximize developmental impact by focusing on the World Bank Group’s mission to end extreme poverty and boost shared prosperity on a livable planet, while maintaining financial sustainability and safeguarding its brand.
▪Financial Sustainability – IFC will generate and maintain sufficient financial resources, conduct its business and manage risk consistent with standards implied by a triple-A rating.
▪Safeguarding Reputation – In determining what engagements and activities to pursue, IFC will assess whether any potential adverse impact to its reputation is in balance with the potential development impact.
IFC’s approach to ERM follows the shared-responsibility principle, and IFC’s risk governance structure is built on the “three lines model” as defined below:
▪1st Line – All staff engaged in the business origination, revenue generating and client facing areas of IFC and all associated support functions including Investment, Advisory and Treasury staff which are not risk, control or compliance monitoring functions.
▪2nd Line – Staff in risk, controllers, legal, compliance and communication functions independent of the first line provides oversight and challenge over financial and operational risk activities.
▪3rd Line – Internal Audit provides independent oversight.
IFC has established an enterprise level risk taxonomy to categorize and define various types of risks it faces, to aid in systematic risk identification, assessment, and management across the organization. A summary of IFC’s risk mitigations for each major category of risk is presented below.

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Management's Discussion and Analysis
CREDIT RISK
IFC defines credit risk as the risk of loss of principal or loss of an expected financial return due to credit events such as a default or downgrade in credit ratings or any other failure to meet a contractual obligation that results in financial loss. IFC is exposed to credit risk in its Debt portfolio4 and to investment and counterparty credit risk in its liquid assets portfolio.
Investment Operations
Credit risk in investment projects is actively managed throughout the project life cycle. Investment teams are responsible for gathering the necessary information from the client and other relevant stakeholders to verify the financial viability of each project, and for assigning a credit rating (CR) at defined stages in the project approval process. The credit rating, investment size, product type and other project-related risks determine the authority level required for the approval of each transaction. Projects are subject to independent credit review for specific projects or at a portfolio level under a small project delegation framework. A credit officer within the independent Risk and Finance Vice Presidency participates in the specific project level approval process. Projects are approved with reference to a number of operational and prudential limits approved by the Corporate Risk Committee, including limits related to single project or client exposure, single country exposure, and sector concentration.
The credit risk of loans is quantified in terms of the probability of default, loss given default and exposure at risk. These risk parameters are used for internal risk management purposes such as determining risk-based returns, project-based capital allocation, exposure limits and for establishing reserve against losses on loans under the Current Expected Credit Losses accounting standard.
Selected indicators of credit risk exposure in IFC’s Debt portfolio, together with the five-year trend of non-performing loans (NPLs), are provided below:

Table 14: IFC's Debt Portfolio Credit Risk Indicators
(US$ in millions, except for %)
INDICATOR	March 31, 2025	June 30, 2024	Variance
NPLs as % of the debt portfolio	1.5%	1.8%	(0.3)%
Principal amount outstanding on NPLs	$853	$898	$(45)
Total reserve against losses on loans as % of NPLs	167.1%	141.3%	25.8%
Figure 7: NPLs as Percentage of Disbursed Debt Portfolio (US$ in millions, except for %)

$ NPLs
% of disbursed debt portfolio
1,493
1,329
1,124
898
853
4.4
3.9
2.7
1.8
1.5
Jun-21
Jun-22
Jun-23
Jun-24
Mar-25

Additional details are provided in Section VII: Results of Operations (Provision for Losses on Loans, Off-balance Sheet Credit Exposures and Other Receivables).
Treasury Operations
IFC manages its exposures to investments and counterparties in its Treasury operations to mitigate potential losses from the failure by a counterparty to fulfill its contractual obligations. Counterparty eligibility criteria are set by Authorizations from the Board of Directors and by Directives approved by IFC’s Corporate Risk Committee. Eligible investments and counterparties are predominantly sovereign
4 Debt portfolio herein the section includes loans and loan-like debt securities.

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Management's Discussion and Analysis
governments, government agencies, banks, and financial institutions with high-quality credit ratings issued by leading international credit rating agencies.
Treasury operations counterparties remain well diversified by sector and geography. In accordance with its agreements with counterparties, as of March 31, 2025, IFC held $482 million in cash and $0 in securities as collateral for changes in mark-to-market exposures on open trades ($498 million in cash and $0 in securities as of June 30, 2024). In terms of Treasury’s credit profile, IFC invests its US dollar liquid assets in deposits with highly-rated banks and in securities for which the ratings are generally AA- or higher, reflecting the primary objective of principal protection.
MARKET RISK
Market risk is the risk of losses due to movement in market factors such as interest rates, credit spreads, equity, foreign exchange or commodity prices. IFC’s exposure to market risk is mitigated by its matched funding policy, whereby it uses derivative instruments to convert loans funded from market borrowings, and the market borrowings themselves, into floating rate U.S. dollar assets and liabilities with similar duration. Similarly, market risk resulting from derivative transactions with clients, to facilitate clients’ risk management, is typically mitigated by entering offsetting positions with highly rated market counterparties. IFC’s exposure to unhedged market risk arises primarily from its listed and unlisted equity investments in emerging markets, its quasi-equity loans, and its net worth funded Treasury liquid asset portfolio.
Equity Investments
The risk of loss in value of IFC’s emerging markets equity investments is mitigated primarily by applying the same limits framework, decision-making process and portfolio management methods as described above for its lending operations. IFC has a multi-year horizon for its equity investments and accepts short-term price volatility of these investments, which can be significant.
During FY25 Q3, US equity markets initially reached new highs but then retreated during the second half of the quarter following a more uncertain economic outlook. The S&P 500, representing US markets, fell 5% over the quarter. Europe’s largest stocks, as measured by the Euro Stoxx 50, rose 7% due to a very strong first half of the quarter. Emerging markets (MSCI EM total return index) rose 3% led by strong gains in China. Over the quarter, the US dollar weakened 4% against a basket of emerging market currencies (JPMorgan EM currency index). Market volatility has been increasing, and active portfolio management continues to be vital. IFC remains focused on growing its equity book and rigorous analysis of macroeconomic trends is crucial in guiding business generation as well as informing decision-making throughout the project life cycle.
Liquid Asset Portfolio
Market risk in IFC’s liquid asset portfolio is managed according to the risk appetite chosen by IFC Management using derivatives and other financial instruments such as over-the-counter foreign exchange forward agreements, interest rate and currency swaps, and exchange-traded interest rate futures. Overall market risk exposure is also subject to daily monitoring, based on Directives approved by the Corporate Risk Committee, which limit interest rate, credit spread, and foreign exchange risk.
Interest rate volatility remained the largest driver of market risk in IFC’s Treasury portfolio due to the unhedged investments in U.S. Treasury securities funded from IFC’s net worth. To manage risks associated with interest rate, foreign exchange, and credit spread risks, a system of limits has been employed and closely monitored on a daily basis to ensure ongoing compliance throughout the fiscal year.
LIQUIDITY, FUNDING AND ASSET LIABILITY MANAGEMENT (ALM) RISK
IFC defines liquidity and funding risk as the risk that, over a specific horizon, IFC will be unable to meet the demand for additional funds required to support its operations due to either funding or liquidity issues or both. IFC faces liquidity risk in its core development finance activities because its investments are predominantly illiquid in nature due to the lack of capital flows, the infrequency of transactions, and the lack of price transparency in many emerging markets. To offset this risk, IFC maintains appropriate liquid assets funded from its net worth and market borrowings. IFC manages the risk of mismatches in foreign exchange rates, interest rates, and maturity dates between balance sheet assets and liabilities.
Liquid Asset Portfolio
Liquidity risk in the liquid asset portfolio is addressed by liquidity coverage ratios (LCR) and strict investment eligibility criteria defined in Directives approved by the Corporate Risk Committee. LCRs include time horizons between 30 days and 3 years, and consider both normal and stressed cash flow requirements. Examples of eligibility criteria include minimum issuance sizes required for bond investments, limits on single bond issue concentration, limitations on concentration of exposure to bank counterparts for deposits and limits on the percentage of total bond issuance held by IFC. Consequently, a significant portion of the liquid asset portfolio is invested in highly liquid securities such as high-quality sovereign, sovereign-guaranteed, and supranational fixed income instruments. IFC expects to continue to be able to realize these assets as needed to meet its cash requirements, even in a liquidity crisis.

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Management's Discussion and Analysis
Funding
IFC’s funding operations ensure that IFC has the funds required for its lending operations, and that it has sufficient liquidity to safeguard its triple-A rating and fulfill its counter-cyclical role. IFC can access a variety of funding markets, including the U.S. dollar market, British pound market and the Australian dollar market as well as private placement and retail markets. IFC’s discount note program complements its traditional funding sources by providing swift access to short-term funded liquidity. IFC’s triple-A rating is critical to the Corporation’s ability to maintain its low cost of funds. Regular issuance in a variety of markets serves to sustain investor confidence and maintain a diversified investor base.
Asset-Liability Management
While IFC’s matched-funding policy helps mitigate currency and interest rate risk, IFC is still exposed to residual market risks in the market borrowings-funded portion of the balance sheet. Residual currency risk arises from factors such as changes in the level of reserve for losses on non-U.S. dollar loans. The aggregate position in each lending currency is monitored and the risk is managed within the limits established for each currency and the total exposure for all currencies. Residual interest rate risk may arise from differing interest rate reset dates on assets and liabilities or from assets that may become mismatched with hedges over time due to write-downs, prepayments, or rescheduling. The residual interest rate risk is managed by measuring the sensitivity of the present value of assets and liabilities in each currency to a one basis point change in interest rates and managing exposures to within the established limits for each currency and the total exposure for all currencies.
OTHER FINANCIAL RISKS
IFC includes Capital Risk and Pension risk as the two other financial risks that it faces. Capital risk is the risk to IFC’s triple-A rating resulting from a low capital adequacy position, in which available capital falls below the level of capital required to support IFC’s activities. Pension Risk is the risk that IFC’s defined-benefit pension plan is underfunded, leading to the need for additional financial support by IFC.
OPERATIONAL RISK MANAGEMENT
Consistent with the Basel Framework, IFC defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events, and holds economic capital against such risks. To manage operational risk, IFC has established Operational Risk Management Champions in its business units who are responsible for executing the business unit-specific responsibilities for risk identification, assessment, mitigation/control and monitoring/reporting, serving as the first line for operational risk. The Operational Risk Management (ORM) team, which is part of Corporate Risk Management Non-Financial Risk Unit (CRMNF), acts as the second line for operational risk management, in line with the “Three Lines” industry standard model. As the second line, the ORM team develops and implements policies, procedures, guidelines, and tools to identify, assess, mitigate, monitor, and report on operational risks. On a quarterly basis, the ORM team provides a consolidated ORM report to IFC’s Corporate Risk Committee (CRC), and a summarized version to the Audit Committee (AC) of the Board. The team also advises business stakeholders on how to effectively manage these risks, facilitates knowledge sharing, and disseminates best practices.
STRATEGIC AND BUSINESS RISK
These are risks that are specific to IFC given its mission and strategy and include Strategic Risk, Environment, Social, and Governance Risk, Climate Risk, Integrity Risk, Anti-Money Laundering/ Combating the Financing of Terrorism (AML/CFT) Risk and External Financing Risk.
Strategic Risk
IFC defines strategic risk as the risk associated with initial strategy selection, execution, or modification over time, resulting in a lack of achievement of overall objectives.
Environment, Social and Governance (ESG) Risk
Environment and Social (E&S) risk is the risk that IFC cannot effectively engage with and influence clients to fulfill the requirements of IFC’s E&S Performance Standards, within a reasonable period of time, potentially causing significant or material adverse impacts to people or the environment. Corporate governance risk is the risk that IFC’s investment clients have inadequate corporate governance which could lead to negative financial impact or reputational harm to IFC.
In addition to promoting ESG standards and disclosures across emerging markets, IFC builds internal and external capacity to identify, assess and mitigate ESG risks. IFC continuously strengthens its ESG risk management approach by improving its internal ESG systems, procedures and practices; building capacity through internal and external training and advisory or enhanced client supervision; fostering project-level grievance mechanisms; clarifying the application of IFC’s E&S requirements for clients, including financial intermediaries; and mainstreaming cross-cutting topics such as climate change, gender, human rights, biodiversity, and contextual risk assessment in due diligence and supervision. At the project level, IFC manages ESG risks in accordance with its Sustainability Policy, E&S Review Procedures and the Corporate Governance Directive and Procedures. IFC provides capacity building, guidance, and support to its clients in identifying, assessing and mitigating ESG risks through standards, guidelines, guidance notes, good practice

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Management's Discussion and Analysis
notes, tip sheets, handbooks, tools, training and other knowledge products. In April 2025, IFC together with IDA launched a multi-year process to update its E&S and disclosure policies and standards together with MIGA.
Climate Risk
Climate Risk, as defined by IFC, encompasses the actual or potential negative effects of climate-related conditions and events on IFC's investments, corporate operations, reputation or consolidated financial statements. There are two primary climate-related risk categories: (1) physical risks and (2) transition risks.
“Physical risks” include both “acute” and “chronic” physical risks to business operations. Acute physical risks are event-driven, stemming from short-term extreme weather events like hurricanes, floods, tornadoes, wildfires, storms, drought or heatwaves. Chronic physical risks emerge from longer-term shifts in climate patterns, such as progressive changes in precipitation and temperature which could lead to rising sea levels, alteration of ecosystems, desertification, water scarcity, soil degradation, and deterioration of marine ecology.
“Transition risks” are attributable to the global shift towards a lower-carbon economy. These risks are multifaceted and arise from changes in law or regulation, public policies, technological breakthroughs, shifts in investor and public sentiment, and disruptive innovations in business models aimed at addressing climate change.
These risks could carry financial and non-financial implications for IFC. To manage these risks, IFC has been integrating climate risk into its enterprise risk framework and operations through a cross-organizational Climate Risk Working Group (CRWG). CRWG is now part of the Sustainability Reporting Working Group (SRWG), which coordinates ongoing development of sustainability reporting along climate-related and environmental and social risk dimensions.
In FY25, IFC published its FY24 Climate-related financial disclosures and participated in the Joint Report on Multilateral Development Banks’ (MDBs’) Climate Finance, which is an annual collaboration to publish MDBs’5 2023 climate finance figures. It is intended to track progress in relation to their joint climate finance objectives such as those announced at Conference of the Parties 29 (COP29) for increased climate finance and mobilization contributions to the New Collective Quantifiable Goal.
The WBG's Climate Change Action Plan (CCAP) for FY21 to FY25, aims to support clients reduce the trajectory of emissions and strengthening adaptation and resilience in developing countries. As part of this plan and delivering on its core mandate of driving development and reducing poverty, IFC has committed to increase its direct climate financing to at least 35 percent of own-account long-term total commitments on average over the five-year period. In 2024 this target was increased to 45% starting in FY25. The climate change action plan also committed IFC to aligning its financial flows with the objectives of the Paris Agreement. Starting July 1, 2023, at least 85 percent of Board approved investment were targeted to be aligned with the Paris Agreement’s goals, and 100 percent by July 1, 2025.
Integrity, Money Laundering and Terrorist Financing, and Tax Risks
Group of interrelated risks that IFC’s Clients may have ineffective governance structures and/or controls to manage exposure to integrity risk, money laundering and terrorist financing (ML/TF) risk and tax risk. Integrity risks are the risks of engaging with external institutions or persons whose background or activities, may have adverse reputational and, often, financial impact on IFC.
IFC works with a wide range of clients and partners in Investment Operations, Upstream and Advisory Services activities, from multi‑national to small companies, and from government institutions to non-governmental organizations. Thus, each transaction or service opportunity presents unique integrity risks, affected by different factors, including the type of engagement, financial instrument, structure, geography and duration of the engagement. IFC conducts integrity due diligence on clients and partners to manage these risks and to mitigate them where it reasonably can, both before engagement and on an ongoing basis during the engagement.
ML/TF risk is the risk that IFC’s financial intermediary clients may have ineffective controls to manage exposure to money laundering and terrorist financing risk, subjecting IFC to potential integrity, reputational, or financial risk. IFC conducts anti-money laundering (AML) / combating the financing of terrorism (CFT) due diligence on financial institution clients and funds in addition to its integrity due diligence to determine whether:
1.the client’s AML/CFT procedures and controls are structured to comply with relevant AML/CFT standards;
2.the AML/CFT procedures and controls are appropriate for the client’s business and operating environments;
IFC has been strengthening its AML capacity, through in-house training of its business teams and roll out of technical capacity building programs (e.g., to promote the countering of trade-based money laundering for financial institutions in developing markets).
Tax risk is the risk that IFC’s clients or projects may be structured to evade taxes or facilitate abusive tax planning. To address this, a systematic approach to tax due diligence (TDD) is applied through the World Bank Group’s Intermediate Jurisdictions policy, which came into effect on January 23, 2023, and IFC’s Tax Due Diligence Procedures. TDD seeks to verify: (i) compliance of intermediate jurisdictions with globally accepted tax standards with primary focus on tax transparency; (ii) the rational for the use of intermediate
5 The joint report combines data from the World Bank Group (WBG), the African Development Bank (AfDB), the Asian Development Bank (ADB), the Asian Infrastructure Investment Bank (AIIB), the Council of Europe Development Bank (CEB), the European Bank for Reconstruction and Development (EBRD), the European Investment Bank (EIB), the Inter-American Development Bank (IDB), the Islamic Development Bank (IsDB), and the New Development Bank (NDB).

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Management's Discussion and Analysis
jurisdictions; (iii) arm’s length pricing of cross-border inter-group transactions, along with other key tax risk flags that examine the tax guidance of the underlying project company. These established processes apply to all investment projects and ultimately aim to mitigate the risks of artificial tax structuring by IFC’s clients that risk eroding the tax base of project countries. IFC is raising awareness of TDD through targeted trainings for regional and industry teams. In addition, IFC promotes responsible tax practices among its current and prospective clients as well as contributes to global tax policy discussions on topics relevant to its TDD processes.
External Financing Risk
As well as using its own resources to invest in and provide advice to clients, IFC raises additional funds from public and private sector institutional investors, lenders and donors through several different mechanisms. External financing risk is the risk that when entrusted with oversight of such funds, IFC does not meet its contractual obligations to the third parties involved.

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Management's Discussion and Analysis
SECTION VII: RESULTS OF OPERATIONS
OVERVIEW
The overall market environment has a significant influence on IFC’s financial performance. The main elements of IFC’s net income and other comprehensive income, and influences on the level and variability of net income and other comprehensive income from period to period are shown below:

Table 15: Main Elements of Net Income and Other Comprehensive Income
ELEMENTS	SIGNIFICANT INFLUENCES
Net income:
Yield on interest earning assets (principally loans)
Market conditions including spread levels and degree of competition. Nonaccruals and recoveries of interest on loans formerly in nonaccrual status, and income from participation notes on individual loans are also included in income from loans.

Liquid asset income
Realized and unrealized gains and losses on the liquid asset portfolio, in particular the portion of the liquid asset portfolio funded by net worth, which are driven by external factors such as the interest rate environment and liquidity of certain asset classes within the liquid asset portfolio.

Income from the equity investment portfolio	Global climate for emerging markets equities, fluctuations in currency markets and company-specific performance for equity investments. Overall performance of the equity portfolio.
Provision for losses on loans, guarantees, and available-for-sale debt securities
Risk assessment of borrowers, probability of default, loss given default, and expected balance at default considering prepayment and disbursement assumption used to estimate expected utilization rates.

Other income and expenses
Level of advisory services provided by IFC to its clients, the level of expenses from the staff retirement and other benefits plans, the approved and actual administrative expenses, and other budget resources.

Gains and losses on loans, debt securities, borrowings and related derivatives
Principally, differences between changes in fair values of borrowings, excluding IFC’s credit spread and associated derivative instruments and unrealized gains or losses associated with the investment portfolio including puts, warrants, and stock options, which in part are dependent on the global climate for emerging markets. These securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Other comprehensive income:
Unrealized gains and losses on debt securities accounted for as available-for-sale
Global climate for emerging markets, fluctuations in currency and commodity markets and company-specific performance, and consideration of the extent to which unrealized losses are considered a credit loss. Debt securities may be valued using internally developed models or methodologies, utilizing inputs that may be observable or non-observable.

Unrealized gains and losses attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option
Fluctuations in IFC’s own credit spread measured against reference rate, resulting from changes over time in market pricing of credit risk. As credit spreads widen, unrealized gains are recorded, and when credit spreads narrow, unrealized losses are recorded.

Unrecognized net actuarial gains and losses and unrecognized prior service costs on benefit plans
Returns on pension plan assets and the key assumptions that underlay projected benefit obligations, including financial market interest rates, staff expenses, past experience, and management’s best estimate of future benefit cost changes and economic conditions.

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Management's Discussion and Analysis
IFC's net income for the nine months ended March 31, 2025 and March 31, 2024 are presented below:

Table 16: Summary of Financial Results
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024
Consolidated statements of operations highlights
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$2,543	$2,385
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(103)	(33)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	141	71
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	611	589
Release of provision (provision) for losses on available-for-sale debt securities	5	(3)
Income from liquid asset trading activities	1,739	1,938
Charges on borrowings	(2,697)	(2,903)
Other income	397	424
Other expenses	(1,401)	(1,249)
Foreign currency transaction losses on non-trading activities	(20)	(137)
Income before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	$1,215	$1,082
Net unrealized gains on loans, debt securities, borrowings and related derivatives	143	171
Net income	$1,358	$1,253
The following paragraphs detail significant variances between FY25 YTD and FY24 YTD covering the periods included in IFC FY25 YTD condensed consolidated financial statements. The $105 million increase in net income was principally a result of the following:
Figure 8: Change in Net Income FY25 YTD vs FY24 YTD (US$ in millions)
_________
*    Total income from loans and debt securities and treasury income are net of allocated charges on borrowings
** Unrealized gains (losses)
***    Others mainly represents foreign exchange gains/losses, service fees, and net advisory service expenses

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Management's Discussion and Analysis
A more detailed analysis of the components of IFC’s net income is as follows:
Income from Loans and Guarantees, including Realized Gains and Losses on Loans and Associated Derivatives
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for FY25 YTD totaled $2.5 billion compared to $2.4 billion in FY24 YTD, primarily due to portfolio growth partially offset by lower interest rates.
Non-performing Loans (NPLs)
NPLs decreased by $45 million to $853 million6 of the disbursed loan portfolio as of March 31, 2025. The decrease was largely due to $247 million of positive developments and $51 million net write-offs, partially offset by $242 million new NPL additions. In FY25 YTD, the top five loans placed in NPL status totaled $172 million.
Figure 9: Non-performing Loans (US$ in millions)
_________
*    Mainly represents balance changes due to deferrals, restructuring, disbursements, interest capitalization, conversions and foreign exchange gains/losses.
Provision for Losses on Loans, Available-for-sale Debt Securities, Off-Balance Sheet Credit Exposures, and Other Receivables
IFC recorded a net provision for losses on loans, available-for-sale debt securities, off-balance sheet credit exposures and other receivables of $98 million in FY25 YTD ($36 million in FY24 YTD), analyzed as below:

Table 17: Portfolio and Individual Provision (Release of Provision)
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Portfolio provision (release)
Disbursed loans	124	$43	81
Undisbursed loans	(47)	(26)	(21)
Off-balance sheet credit exposures and Other Receivables	31	8	23
Individual provision (release)
Disbursed loans	(6)	9	(15)
Undisbursed loans	—	(1)	1
Off-balance sheet credit exposures and Other Receivables	1	—	1
Available-for-sale debt securities	(5)	3	(8)
Total	$98	$36	$62
Total portfolio provision increased in FY25 YTD mainly due to new commitments and disbursements. Individual provision releases were mainly due to project-specific improvements.
6    Includes $112 million reported as debt securities and $82 million reported as loans under Fair Value Option on the Balance Sheets as of March 31, 2025 ($53 million Debt securities and $126 million FVO loans as of June 30, 2024).

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Management's Discussion and Analysis
Total reserve against losses on loans disbursed and loans committed but not disbursed increased by $156 million to $1.4 billion as of March 31, 2025 analyzed as follows:
Figure 10: Reserve Against Losses for Disbursed and Undisbursed Loans (US$ in millions)
_________
* Other comprises of (1) adjustment for recovery assets for loans $92 million (excludes $11 million recovery assets for guarantees), (2) provision for capitalized interest of $13 million and (3) foreign exchange movements of $1 million. Graph present the reserve against losses on disbursed and undisbursed debt portfolio only (without Guarantees).
The FY25 YTD reserve increase is mainly due to the separate accounting of freestanding credit enhancements, such as purchased guarantees. Starting in FY25, these enhancements are recorded as recovery assets under "Other assets", rather than as a reduction to reserve, resulting in an increase in both reserve and other assets.
The breakdown of total reserve against losses on loans disbursed and loans committed but not disbursed and the reserve coverage ratio as of March 31, 2025 and June 30, 2024 are presented in the table below:

Table 18: Reserve against losses on loans disbursed and loans committed but not disbursed and reserve coverage ratio
	March 31, 2025		June 30, 2024		Variance
(US$ in millions, unless otherwise noted)	Reserve	Reserve coverage ratio [a]	Reserve	Reserve coverage ratio [a]	Reserve	Reserve coverage ratio [a]
Reserve against losses on disbursed loans
Portfolio reserve	$985	2.5%	$801	2.3%	$184	0.2%
Individual reserve	269	23.1	280	25.3	(11)	(2.2)
	1,254	3.1	1,081	3.0	173	0.1
Reserve against losses on loans committed but not disbursed
Portfolio reserve	169	2.1	188	2.2	(19)	(0.1)
	169	2.1	188	2.2	(19)	(0.1)
Total reserve	$1,423	2.9%	$1,269	2.8%	$154	0.1%
_________
a Reserve coverage ratio is calculated as the reserve over related disbursed loans balances or reserve over related loans committed but not disbursed balances.
In FY25 YTD, the top ten largest individual provisions and top ten largest individual releases of provision comprised 79% and 84% of the total individual provisions and total individual releases of provision, respectively, for losses on loans.
The reserve against losses as of March 31, 2025 reflected credit risk assessments as of that date. The assessment of the level of reserve against losses continued to carry a heightened degree of uncertainty and judgment. As of March 31, 2025, the $25 million Qualitative Overlay from June 30, 2024 was left unchanged.
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives
IFC divests equity investments where (i) its developmental role has been fulfilled, (ii) pre-determined sales trigger levels have been met, and (iii) where applicable, lock-ups have expired. Gains and losses on equity investments and associated derivatives include both realized and unrealized gains or losses.

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Management's Discussion and Analysis
Income from equity investments and associated derivatives (consisting of dividends and net capital gains), increased by $70 million, as analyzed below:

Table 19: Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Net realized gains	$147	$173	$(26)
Net unrealized losses	(106)	(186)	80
Dividend income, custody, fees and other	100	84	16
Total income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	$141	$71	$70
In FY25 YTD, the top five investments with net capital gains had capital gains of $180 million, while the top five investments with net capital losses had losses of $188 million. In comparison, in FY24 YTD the top five investments with net capital gains had gains of $230 million and the top five investments with net capital losses had losses of $238 million.
Income from Debt Securities and Realized Gains and Losses on Debt Securities, and Associated Derivatives
Income from debt securities and associated derivatives increased modestly by $22 million from $589 million in FY24 YTD to $611 million in FY25 YTD.
Income from Liquid Asset Trading Activities
Income from liquid assets trading activities gross of funding costs and net of funding costs are analyzed in the table below:

Table 20: Income from Liquid assets trading activities
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Liquid asset income, gross of funding costs:
Market Funded Liquidity portfolio	$893	$1,339	$(446)
Net Worth Funded Liquidity portfolio	846	599	247
Total	$1,739	$1,938	$(199)
Liquid asset income, net of funding costs:
Market Funded Liquidity portfolio	$35	$116	$(81)
Net Worth Funded Liquidity portfolio	760	599	161
Total	$795	$715	$80
The increase of $80 million (net of funding costs) was mainly attributable to higher mark-to-market gains on the Net Worth Funded Liquidity portfolio driven by lower yields in FY25 YTD compared with FY24 YTD. Net income was lower on the Market Funded Liquidity portfolio in FY25 YTD, reflecting narrower spreads at the inception of the fiscal year compared to FY24 YTD.
Charges on Borrowings
IFC’s charges on borrowings of $2.7 billion in FY25 YTD, decreased compared to $2.9 billion in FY24 YTD, primarily due to lower reference rates in FY25 YTD compared to FY24 YTD.
Other Income
Other income decreased modestly by $27 million with its components analyzed in the table below:

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Management's Discussion and Analysis

Table 21 : Other Income
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Upstream and Advisory Services Income	$182	$180	$2
Service Fees	102	87	15
Investment returns on Post-Employment Benefit Plan assets	31	57	(26)
PCRF Income	18	23	(5)
Client Risk Management (CRM) Income	10	20	(10)
Other Miscellaneous Income	54	57	(3)
Total	$397	$424	$(27)
Other Expenses
Other Expenses increased by $152 million mainly due to the increase in administrative expenses from higher staff costs. The components of other expenses are analyzed in the table below:

Table 22 : Other Expenses
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Administrative expenses	$1,171	$1,055	$116
Upstream and Advisory services expenses	247	216	31
Income from pension and other postretirement benefit plans	(18)	(28)	10
Other Expenses	1	6	(5)
Total	$1,401	$1,249	$152
Foreign Currency Transaction Gains and Losses on Non-Trading Activities
Foreign currency transaction gains and losses are recognized in both net income and other comprehensive income. For debt securities classified as available-for-sale, the gains or losses from foreign currency transactions are reported in other comprehensive income, while the impact from the associated derivatives are reported in net income. The net foreign exchange related gains / (losses) are analyzed in the table below:

Table 23 : Foreign Currency Transaction Gains and Losses on Non-Trading Activities
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Reported in Net Income	$(20)	$(137)	$117
Reported in Other Comprehensive Income, net of reclassifications to net income upon sale or repayment	40	104	(64)
Total	$20	$(33)	$53
Net Unrealized Gains and Losses on loans, debt securities, borrowings and related derivatives
IFC accounts for certain financial instruments at fair value with unrealized gains and losses on such financial instruments being reported in net income, namely: (i) market borrowings with associated currency or interest rate swaps; (ii) certain loans, debt securities and associated derivatives; and (iii) borrowings from IDA.

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Management's Discussion and Analysis

Table 24: Net Unrealized gains on loans, debt securities, borrowings and related derivatives
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Unrealized gains on the loan and debt securities portfolio carried at fair value	$177	$375	$(198)
Unrealized losses on associated derivatives	(382)	(137)	(245)
Unrealized (losses) gains on loans, debt securities and associated derivatives	$(205)	$238	$(443)
Unrealized losses on borrowings from market and IDA	$(761)	$(768)	$7
Unrealized gains on associated derivatives	1,109	701	408
Unrealized gains (losses) on borrowings from market, IDA and associated derivatives	$348	$(67)	$415
Net unrealized gains on loans, debt securities, borrowings and related derivatives	$143	$171	$(28)
IFC reported $205 million of unrealized losses on loans, debt securities, net of associated derivatives in FY25 YTD. The unrealized losses on associated derivatives of $382 million in FY25 YTD, comprised $139 million losses on client risk management swaps mainly on Euro and U.S dollar interest rate swaps, and an additional $223 million of losses on loan-related swaps mainly in U.S. dollar and Brazilian real in FY25 YTD. Changes in the fair value of derivatives are recognized in the condensed consolidated statements of operations, while certain offsetting changes in the fair value of hedged loans are not, as those loans are measured at amortized cost.
IFC reported $348 million of unrealized gains on borrowings from market sources and IDA, net of associated derivatives in FY25 YTD. This was primarily due to a one-time reclassification of $231 million gains from Accumulated Other Comprehensive Income to net income, which resulted from a refinement of the methodology to calculate changes in IFC's own credit spread. Additionally, there were net unrealized gains (after swaps) driven by changes in interest rates, mainly in the U.S. dollar, Mexican peso, and Brazilian real portfolios.
OTHER COMPREHENSIVE INCOME
Unrealized Gains and Losses on Debt Securities and Borrowings

Table 25: Other Comprehensive Income – Unrealized Gains and Losses on Debt Securities and Borrowings
	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024	Variance
Net unrealized gains and losses on debt securities arising during the period:
Net unrealized gains	$41	$110	$(69)
Reclassification adjustment for realized gains and credit related portion of impairments which were recognized in net income	(5)	2	(7)
Net unrealized gains on debt securities	$36	$112	$(76)
Unrealized gains and losses on borrowings
Net unrealized (losses) gains attributable to instrument-specific credit risk on borrowings at fair value under the Fair Value Option:	$(242)	$121	$(363)
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	12	1	11
Net unrealized (losses) gains on borrowings	$(230)	$122	$(352)
Total unrealized (losses) gains on debt securities and borrowings	$(194)	$234	$(428)
Net unrealized gains on debt securities included foreign currency gains of $40 million on debt securities accounted for as available-for-sale, primarily representing reversals of unrealized losses upon sales.
Net unrealized losses on borrowings of $230 million was recognized through other comprehensive income in FY25 YTD (net unrealized gains of $122 million in FY24 YTD). This was primarily due to the one-time reclassification of $231 million gains from Accumulated Other Comprehensive Income to net income, as discussed above.

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Management's Discussion and Analysis
SECTION VIII: GOVERNANCE AND CONTROL
SENIOR MANAGEMENT
The following is a list of the principal officers of IFC as of March 31, 2025:

President	Ajay Banga
Managing Director	Makhtar Diop
Regional Vice President, Africa	Sérgio Pimenta[a]
Regional Vice President, Europe, Latin America and the Caribbean	Alfonso García Mora
Regional Vice President, Middle East, Central Asia, Türkiye, Afghanistan, and Pakistan	Hela Cheikh Rouhou[b]
Regional Vice President, Asia and the Pacific	Riccardo Puliti
Vice President, Cross-Cutting Solutions	Emmanuel Nyirinkindi[c]
Vice President, Corporate Support	Elena Bourganskaia
Vice President, Economics and Private Sector Development	Susan M. Lund[d]
Vice President and General Counsel, Legal Institutional Risk and Governance	Ramit Nagpal
Vice President, Industries	Mohamed Gouled
Vice President, Risk and Finance	Federico Galizia
Vice President, Treasury & Mobilization	John Gandolfo
_________
a Sérgio Pimenta retired from IFC effective March 31, 2025 and Ethiopis Tafara was appointed as the Regional Vice President, Africa effective April 1, 2025.
b In April 2025, it was announced that Hela Cheikh Rouhou would step down as Regional Vice President, Middle East, Central Asia, Türkiye, Afghanistan, and Pakistan, effective September 8, 2025.
c In February 2025, it was announced that Emmanuel Nyirinkindi would step down as Vice President, Cross-Cutting Solutions. Effective July 1, 2025 the functions currently housed within the Cross-Cutting Solutions Vice Presidency will be distributed across other units to strengthen internal alignment, maximize synergies, and gain efficiencies.

d In February 2025, it was announced that Susan M. Lund would retire from IFC effective July 1, 2025 and Mamta Murti will be stepping into the role of IFC Vice President for Economics & Private Sector Development, effective July 1, 2025.

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Management's Discussion and Analysis
SECTION IX: APPENDIX
GLOSSARY OF TERMS
Board: The Board of Directors as established by IFC’s Articles of Agreement.
Capital Adequacy: A measure of IFC’s ability to withstand unexpected shocks as IFC is required to maintain a minimum level of capital available (Balance Sheets Capital less Designated Retained Earnings minus Pension surplus of each pension plan minus PCRF assets) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with maintaining IFC's AAA rating.
Capital Available: Under IFC’s economic capital framework, resources available to absorb potential losses, calculated as: Sum of IFC’s Paid in Capital, General reserves, unallocated net income and AOCI minus Pension surplus of each pension plan and PCRF assets.
Capital Required: Aggregate minimum Economic Capital required to maintain IFC’s AAA rating.
Core Mobilization: Non-IFC financing or risk sharing arranged on commercial terms due to the active and direct involvement of IFC for the benefit of a Client. A Client is a legal entity to which IFC provides Advisory Services or Investment Services.
Capital Utilization Ratio (CUR): A ratio to measure IFC's capital adequacy expressed as Capital Required divided by Capital Available.
Credit spread: A credit spread is the difference in yield between two bonds of similar maturity but different credit quality.
Economic Capital (EC): Minimum USD amount of capital required to meet expected and unexpected losses. For Financial Product(s), calculated as Exposure at Risk multiplied by Economic Capital Ratio for relevant product/sub-product.
IDA18: IDA's Eighteenth Replenishment of Resources.
IDA20: IDA’s Twentieth Replenishment of Resources.
IDA-eligible countries: Countries eligible to borrow from IDA on concessional terms.
IFC's Equity Mobilization Department: IFC's Equity Mobilization Department (formally IFC Asset Management Company, or AMC), a division of IFC effective January 31, 2020, invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. Investors in funds managed by AMC have included sovereign wealth funds, national pension funds, multilateral and bilateral development institutions, national development agencies and international financial institutions. These funds collectively are referred to as the AMC Funds.
Allocable Income (formerly referred to as Income Available for Designations): IFC uses Allocable Income (a non-U.S. GAAP measure) as the basis for making net income allocations. Prior to FY24, Allocable Income comprised net income excluding unrealized gains and losses on on loans, debt securities, borrowings and related derivatives as well as grants to IDA, which were suspended in FY20 following the conclusion of the IDA’ Eighteen Replenishment of Resources (IDA18). In FY24, IFC updated the calculation of Allocable Income to exclude income from PCRF, aligning it with its intended use for post-retirement contributions.
Paris Agreement: The Paris Agreement is the universal, legally binding global climate change agreement, adopted at the Paris climate conference in December 2015. It sets out a global framework to avoid dangerous climate change by limiting global warming and aims to strengthen countries’ ability to deal with the impacts of climate change and support them in their efforts.
Qualitative Overlay: Qualitative Overlay is an adjustment applied to the calculated loan loss reserve based on qualitative factors, reflecting potential risks and uncertainties that are prevailing and may not be fully captured by quantitative models.
Spring Meetings: The Spring Meetings of the International Monetary Fund and the Boards of Governors of the World Bank Group is a gathering that features the Development Committee and International Monetary and Financial Committee plenary session to discuss work of the institutions.
Upstream: Upstream activities aim to unlock and/or create new, additional investment opportunities for which IFC is both willing and likely to be a financial partner. Upstream activities comprise IFC engagements which aim to (i) Support the creation and realization of specific projects, for which IFC is a likely finance partner (Transaction Upstream); and/or have a wider market or sectoral impact to facilitate private sector investment, for which in turn IFC could be a potential financing partner (Creating Markets Upstream).
U.S. GAAP: Accounting principles generally accepted in the United States of America.
World Bank: The World Bank consists of IBRD and IDA.
World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

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Management's Discussion and Analysis
ABBREVIATIONS AND ACRONYMS

ABS	:	Asset-Backed Securities
ALM	:	Asset Liability Management
AML/CFT	:	Anti-Money Laundering/ Combating the Financing of Terrorism
CMAW	:	Creating Markets Advisory Window
CR	:	Credit Rating
CRM	:	Client Risk Management
CRWG	:	Climate Risk Working Group
CUR	:	Capital Utilization Ratio
E&S	:	Environmental and Social
ERM	:	Enterprise Risk Management Framework
ESG	:	Environment, Social and Governance
FCS	:	Fragile and Conflict-Affected Situations
FMTAAS	:	Funding Mechanism for Technical Assistance and Advisory Services
FOF	:	Frontier Opportunities Fund
FX	:	Foreign Exchange
GCI	:	General Capital Increase
GEMS	:	Global Emerging Markets
GP	:	General Partner
IBRD	:	International Bank for Reconstruction and Development
ICSID	:	International Centre for Settlement of Investment Disputes
IDA	:	International Development Association
IDA-PSW	:	IDA Private Sector Window
IFC or the Corporation	:	International Finance Corporation
IFIs	:	International Financial Institutions
ISDA	:	International Swaps and Derivatives Association
LCR	:	Liquidity Coverage Ratios
LTF	:	Long-Term Finance
MBS	:	Mortgage-Backed Securities
MCPP	:	Managed Co-Lending Portfolio Program
MD&A	:	Management’s Discussion and Analysis
MDBs	:	Multilateral Development Banks
MIGA	:	Multilateral Investment Guarantee Agency
ML/TF	:	Money Laundering And Terrorist Financing
NAV	:	Net Asset Value
NPLs	:	Non-performing Loans
PSW	:	Private Sector Window
PCRF	:	Post-retirement Contributions Reserve Fund
SCI	:	Selective Capital Increase
SME	:	Small and Medium Enterprise
STF	:	Short-Term Finance
TDD	:	Tax Due Diligence

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
March 31, 2025

INDEPENDENT AUDITOR’S REVIEW REPORT

President and Board of Directors
International Finance Corporation:
Results of Review of Interim Financial Information
We have reviewed the accompanying condensed consolidated balance sheet of the International Finance Corporation (“IFC”) as of March 31, 2025, and the related condensed consolidated statements of operations and comprehensive income for the three-month and nine-month periods ended March 31, 2025 and 2024, and changes in capital and cash flows for the nine-month periods ended March 31, 2025 and 2024, and the related notes (collectively referred to as the “interim financial information”).
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial information for it to be in accordance with accounting principles generally accepted in the United States of America.
Basis for Review Results
We conducted our reviews in accordance with auditing standards generally accepted in the United States of America (GAAS) applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. A review of interim financial information is substantially less in scope than an audit conducted in accordance with GAAS, the objective of which is an expression of an opinion regarding the financial information as a whole, and accordingly, we do not express such an opinion. We are required to be independent of IFC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our review. We believe that the results of the review procedures provide a reasonable basis for our conclusion.
Responsibilities of Management for the Interim Financial Information
Management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial information that is free from material misstatement, whether due to fraud or error.
Report on Condensed Consolidated Balance Sheet as of June 30, 2024
We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of IFC as of June 30, 2024, and the related consolidated statements of operations, comprehensive income, changes in capital, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited consolidated financial statements in our report dated August 7, 2024. In our opinion, the accompanying condensed consolidated balance sheet of IFC as of June 30, 2024, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

May 14, 2025

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CONDENSED CONSOLIDATED BALANCE SHEETS
as of March 31, 2025 (unaudited) and June 30, 2024 (unaudited)

(US$ in millions)	March 31, 2025	June 30, 2024
Assets
Cash and due from banks – Note C	$756	$781
Time deposits – Note C	11,738	9,752
Trading securities – Notes C and L	31,171	28,555
(includes $6,087 and $4,420 securities pledged to creditors under repurchase and collateral agreements as of March 31, 2025 and June 30, 2024, respectively)
Securities purchased under resale agreements and receivable for cash collateral pledged – Notes C, L and Q	1,524	1,226
Investments – Notes B, D, E, F, G, L and N
Loans
(includes $1,915 and $1,789 loans held at fair value as of March 31, 2025 and June 30, 2024, respectively; net of reserve against losses of $1,254 and $1,081 at March 31, 2025 and June 30, 2024, respectively)
– Notes D, E, L and N	41,078	36,437
Equity investments
– Notes B, D, G, L and N	11,306	11,121
Debt securities – Notes D, F, L and N	13,109	11,189
(includes available-for-sale securities of $553 and $845, with associated amortized cost of $634 and $962, and reserve against credit losses of $17 and $34 as of March 31, 2025 and June 30, 2024, respectively)
Total investments	65,493	58,747
Derivative assets – Notes B, C, J, L and Q	2,726	2,954
Receivables and other assets – Notes B, C, N and O	7,655	6,172
Total assets	$121,063	$108,187
Liabilities and capital
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received – Notes C and Q	$3,754	$1,541
Borrowings outstanding – Notes B, K and L
From market and other sources at amortized cost	2,704	2,536
From market sources at fair value	62,249	53,049
From International Development Association at fair value	113	170
Total borrowings	65,066	55,755
Derivative liabilities – Notes B, C, J, L and Q	6,821	7,356
Payables and other liabilities – Notes B, C, E, N, O and P	6,328	6,063
Total liabilities	81,969	70,715
Capital
Authorized capital, shares of $1,000 par value each
(25,079,991 shares as of March 31, 2025 and June 30, 2024)
Subscribed capital	24,150	24,104
Less: unpaid portion of subscriptions	(463)	(884)
Paid-in capital	23,687	23,220
Accumulated other comprehensive income – Note H	754	957
Retained earnings – Note H	14,653	13,295
Total capital	39,094	37,472
Total liabilities and capital	$121,063	$108,187
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 38
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three and nine months ended March 31, 2025 (unaudited) and March 31, 2024 (unaudited)

	Three months ended March 31,		Nine months ended March 31,
(US$ in millions)	2025	2024	2025	2024
Income from investments
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives – Note E	$823	$860	$2,543	$2,385
Provision for losses on loans, off-balance sheet credit exposures and other receivables – Note E	(30)	(3)	(103)	(33)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives – Note G	6	29	141	71
Income from debt securities, including realized gains and losses on debt securities and associated derivatives – Note F	196	194	611	589
Release of provision (provision) for losses on available-for-sale debt securities – Note F	2	(6)	5	(3)
Total income from investments	997	1,074	3,197	3,009
Income from liquid asset trading activities – Note C	596	455	1,739	1,938
Charges on borrowings	(859)	(952)	(2,697)	(2,903)
Income from investments and liquid asset trading activities, after charges on borrowings	734	577	2,239	2,044
Other income
Upstream and advisory services income – Note O	60	62	182	180
Service fees	40	36	102	87
Other	57	62	113	157
Total other income	157	160	397	424
Other expenses
Administrative expenses – Notes B and P	(419)	(355)	(1,171)	(1,055)
Upstream and advisory services expenses – Note O	(90)	(77)	(247)	(216)
Other, net – Note P	4	8	17	22
Total other expenses	(505)	(424)	(1,401)	(1,249)
Foreign currency transaction gains (losses) on non-trading activities	1	(27)	(20)	(137)
Income before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	387	286	1,215	1,082
Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives – Note I	(157)	244	143	171
Net income – Note M	$230	$530	$1,358	$1,253

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 39
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended March 31, 2025 (unaudited) and March 31, 2024 (unaudited)

	Three months ended March 31,		Nine months ended March 31,
(US$ in millions)	2025	2024	2025	2024
Net income – Note M	$230	$530	$1,358	$1,253
Other comprehensive income
Unrealized gains and losses on debt securities
Net unrealized gains on available-for-sale debt securities arising during the period	10	7	41	110
Reclassification adjustment for realized (losses) included in net income (income from debt securities and realized gains and losses on debt securities and associated derivatives)	—	—	—	(1)
Reclassification adjustment for impairments related to credit loss included in net income (Release of provision for losses on available-for-sale debt securities)	(2)	6	(5)	3
Net unrealized gains on debt securities	8	13	36	112
Unrealized gains and losses on borrowings
Net unrealized (losses) gains arising during the period attributable to instrument-specific credit risk on borrowings at fair value under the fair value option	(38)	(116)	(242)	121
Reclassification adjustment for realized gains included in net income upon derecognition of borrowings	—	1	12	1
Net unrealized (losses) gains on borrowings	(38)	(115)	(230)	122
Net unrecognized actuarial gains and unrecognized prior service cost on benefit plans – Note P	(3)	(3)	(9)	(9)
Total other comprehensive (loss) income	(33)	(105)	(203)	225
Total comprehensive income	$197	$425	$1,155	$1,478

The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 40
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL
for the nine months ended March 31, 2025 (unaudited) and March 31, 2024 (unaudited)

(US$ in millions)	Retained earnings - Note H		Accumulated other comprehensive income - Note H		Paid-in capital	Total capital
As of June 30, 2023	$11,810		$632		$22,596	$35,038
Nine months ended March 31, 2024
Net income	1,253		—		—	1,253
Other comprehensive income	—		225		—	225
Payments received for subscribed capital	—		—		468	468
As of March 31, 2024	$13,063		$857		$23,064	$36,984
As of June 30, 2024	$13,295		$957		$23,220	$37,472
Nine months ended March 31, 2025
Net income	1,358		—		—	1,358
Other comprehensive loss	—		(203)		—	(203)
Payments received for subscribed capital	—		—		467	467
As of March 31, 2025	$14,653	$0	$754	$0	$23,687	$39,094
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 41
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2025 (unaudited) and March 31, 2024 (unaudited)

	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024
Cash flows from investing activities
Loan disbursements	$(12,517)	$(10,731)
Investments in equity securities	(1,242)	(1,159)
Investments in debt securities	(3,023)	(2,246)
Loan repayments	7,621	5,860
Equity redemptions	3	—
Debt securities repayments	1,240	784
Proceeds from sales of loans	44	2
Proceeds from sales of equity investments	1,063	1,025
Proceeds from sales of debt securities	19	17
Loan origination fees received	80	81
Investment in fixed assets, net	(72)	(71)
Other investing activities, net	—	(9)
Net cash used in investing activities	(6,784)	(6,447)
Cash flows from financing activities
Medium and long-term borrowings
Issuance	21,466	14,497
Retirement	(12,361)	(12,286)
Change in derivatives associated with borrowings, net	(647)	(409)
Short-term borrowings, net	25	(232)
Capital subscriptions	467	468
Net cash provided by financing activities	8,950	2,038
Cash flows from operating activities
Net income	1,358	1,253
Adjustments to reconcile net income or loss to net cash (used in) provided by operating activities:
Realized losses on loans and associated derivatives, net	8	10
Realized losses (gains) on debt securities and associated derivatives, net	15	(9)
(Gains) Losses on equity investments and related derivatives, net	(69)	13
Net realized gains on extinguishment of borrowings	(1)	—
Provision	98	36
Amortization of net discounts, premiums and loan origination fees	19	41
Depreciation expenses	42	40
Foreign currency transaction losses on non-trading activities	20	137
Net unrealized gains on loans, debt securities, borrowings and related derivatives	(143)	(171)
Net discounts paid on retirement of borrowings	(98)	(115)
Change in accrued income on loans and debt securities (after swaps), net	(188)	(414)
Change in accrued expenses on borrowings (after swaps), net	66	195
Change in liquid asset trading portfolio	(3,343)	4,023
Change in derivatives associated with loans and client risk management, net	301	143
Change in payables and other liabilities	173	35
Change in receivables and other assets	(336)	(209)
Net cash (used in) provided by operating activities	(2,078)	5,008
Change in cash and cash equivalents	88	599
Effect of exchange rate changes on cash and cash equivalents	109	(103)
Net change in cash and cash equivalents	197	496
Beginning cash and cash equivalents	9,782	8,799
Ending cash and cash equivalents	$9,979	$9,295
Composition of cash and cash equivalents
Cash and due from banks	$756	$682
Time deposits with maturities under three months	9,223	8,613
Total cash and cash equivalents	$9,979	$9,295
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 42
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the nine months ended March 31, 2025 (unaudited) and March 31, 2024 (unaudited)

	For the nine months ended
(US$ in millions)	March 31, 2025	March 31, 2024
Supplemental disclosure
Change in ending balances resulting from currency exchange rate fluctuations:
Loans outstanding	$(9)	$(80)
Debt securities	(79)	(65)
Loan and debt security-related currency swaps	123	129
Borrowings	795	347
Borrowing-related currency swaps	(785)	(332)
Charges on borrowings paid, net	$2,729	$2,823
Non-cash items:
Loan and debt security conversion to equity, net	$31	$21
The notes to condensed consolidated financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION	Page 43

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PURPOSE
The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group (WBG), which also comprises the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each member is legally and financially independent. Transactions with other World Bank Group members are disclosed in the notes that follow. IFC’s activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC’s share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders through parallel loans, loan participations, partial credit guarantees, securitizations, loan sales, risk sharing facilities, fund investments and other IFC crisis initiatives. In addition to project finance and mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
These unaudited condensed financial statements and notes should be read in conjunction with the June 30, 2024 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2024 audited financial statements, has not been audited. The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (U.S. GAAP). In the opinion of management, the condensed consolidated financial statements reflect all adjustments necessary for the fair presentation of IFC’s financial position and results of operations.
Certain amounts in prior years have been changed to conform to the current year’s presentation.
The preparation of the condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the estimated fair values of financial instruments accounted for at fair value (including equity investments, debt securities, loans, trading securities, borrowings and derivative instruments); reserve against losses on loans and off-balance sheet credit exposures; impairment of debt securities; projected pension benefit obligations, fair value of pension and other postretirement benefit plan assets, and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC’s operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.
IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against credit losses on loans, off-balance sheet credit exposures, and available-for-sale debt securities. IFC undertakes continuous review and analysis of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.
Recently adopted accounting standards
In March 2022, the FASB issued ASU 2022-02, Financial Instruments–Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU eliminates the recognition and measurement guidance for troubled debt restructurings (“TDRs”) in Subtopic 310-40, Receivables–Troubled Debt Restructurings by Creditors, and requires reporting entities to apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan. The ASU eliminates the requirement to use the discounted cash flow approach to measure the reserve against losses on loans formerly considered TDRs. The ASU also requires enhanced disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty and disclosure of current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments–Credit Losses–Measured at Amortized Cost. IFC adopted ASU 2022-02 effective July 1, 2023 with no material impact on IFC’s condensed consolidated financial statements, with the elimination of TDR recognition and measurement on a modified retrospective basis and the new disclosures on a prospective basis in accordance with the ASU.
In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The amendments in this ASU clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction and

INTERNATIONAL FINANCE CORPORATION	Page 44

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

require certain disclosures for equity securities subject to contractual sale restrictions. IFC early adopted ASU 2022-03 effective July 1, 2023, with no material impact on IFC’s condensed consolidated financial statements.
Accounting standards and regulations under evaluation
In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The new guidance is intended to align U.S. GAAP requirements with those of the SEC and to facilitate the application of U.S. GAAP for all entities. If by June 30, 2027, the SEC has not removed the related SEC requirement, the related ASU amendment will not become effective. The impact of this statement is not expected to be material for IFC.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment disclosures for public entities, such as the significant segment expenses that are regularly provided to the chief operating decision maker (CODM), the title and position of the CODM, as well as an explanation of how the CODM uses the reported measure of segment profit or loss. All existing annual disclosures about segment profit or loss must be provided on an interim basis in addition to disclosure of significant segment expenses. For IFC, the ASU will be effective for the annual period ending June 30, 2025 (annual statements of fiscal year 2025) and for interim periods thereafter. IFC is currently evaluating the impact of the ASU on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. The ASU requires disaggregated disclosures about specific types of expenses included in the expense captions on the income statement as well as disclosures about selling expenses. For IFC, the ASU will be effective for the annual period ending June 30, 2028 (annual statements of fiscal year 2028) and for interim periods thereafter. IFC is currently evaluating the impact of the ASU on its consolidated financial statements.
NOTE B – RELATED PARTY TRANSACTIONS
IFC transacts with related parties including by receiving loans, participating in shared service arrangements, as well as through cost sharing of IBRD’s sponsored pension and other post-retirement plans.
IFC's receivables from (payables to) its related parties are presented in the following table:

Table B1: IFC’s receivables from (payables to) related parties
	March 31, 2025				June 30, 2024
(US$ in millions)	IBRD	IDA	MIGA	Total	IBRD	IDA	MIGA	Total
Services and Support Receivables (Payables)	$11	$—	$7	$18	$(1)	$—	$5	$4
IDA PSW – Local Currency Facility	—	98	—	98	—	94	—	94
IDA PSW – Blended Finance Facility	—	(124)	—	(124)	—	(106)	—	(106)
Borrowings	—	(113)	—	(113)	—	(170)	—	(170)
Pension and Other Post-retirement Benefits	805	—	—	805	774	—	—	774
Post-retirement Contribution Reserve Fund	461	—	—	461	344	—	—	344
	$1,277	$(139)	$7	$1,145	$1,117	$(182)	$5	$940
Services and Support Payments
IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as IT support services and human resource shared services. IFC makes payments for these services to IBRD based on negotiated fees and chargebacks, and allocated charges. Expenses allocated to IFC for the three and nine months ended March 31, 2025, were $49 million and $145 million, respectively ($40 million and $119 million for the three and nine months ended March 31, 2024). Other chargebacks include $2 million and $7 million, respectively, for the three and nine months ended March 31, 2025 ($9 million and $21 million for the three and nine months ended March 31, 2024). These expenses are included in Administrative expenses on the condensed consolidated statements of operations. The associated payables are included in the Payables and other liabilities on the condensed consolidated balance sheets.
Fee Income from MIGA
Transactions with MIGA include marketing fees received for referral and due diligence services on jointly-developed guarantee projects. Fee income received from MIGA for the three and nine months ended March 31, 2025 were $1 million and $3 million, respectively, ($1 million and $3 million for the three and nine months ended March 31, 2024) included in Other Income on the condensed consolidated statements of operations. The associated receivables are included in Receivables and other assets on the condensed consolidated balance sheets.

INTERNATIONAL FINANCE CORPORATION	Page 45

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)
IDA Private Sector Window (IDA-PSW)
The IDA-PSW was established under IDA's Eighteenth Replenishment of Resources (IDA18) to mobilize private sector investment in IDA-only countries and IDA-eligible Fragile and Conflict-affected Situations (FCS). The PSW continued under IDA’s Twentieth Replenishment of Resources (IDA20), which commenced on July 1, 2022, with an initial allocation set at $2.5 billion. In December, 2024, the Board approved an increase of the IDA20 allocation to the PSW by $234 million, corresponding to the release of the PSW resources allocated in the previous replenishment cycles, bringing the total allocation to $2.7 billion.
The PSW is deployed through facilities designed to target critical challenges faced by the private sector, leveraging IFC's business platform and instruments. Under the fee arrangement for the IDA-PSW, IDA receives fee income for transactions executed under this window and reimburses IFC for the related costs incurred in administering these transactions. Under the Blended Finance Facility, IDA offers synthetic equity investments, reported in Payables and other liabilities on IFC's condensed consolidated balance sheet, and guarantees, reported as Other assets on IFC's condensed consolidated balance sheet, to help mitigate risks associated with IFC's Guarantee Programs in IDA-PSW eligible countries. As of March 31, 2025, $1.3 billion ($1.3 billion as of June 30, 2024) guarantees were committed. Under the Local Currency Facility, IDA offers currency swaps, reported in derivative assets and liabilities, and payables and other liabilities on IFC's condensed consolidated balance sheet, to support IFC's local currency denominated loans.
Borrowings
In September 2014, IFC issued an amortizing, non-interest bearing promissory note, maturing September 15, 2039, to IDA (the Note) in exchange for $1.2 billion with an effective interest rate of 1.84%. IFC has elected the Fair Value Option for the Note, which is included in the Borrowings from IDA at fair value on the consolidated balance sheets. IFC recognized interest expense of $1 million and $2 million for the three and nine months ended March 31, 2025 ($1 million and $3 million for the three and nine months ended March 31, 2024).
IFC has a Local Currency Loan Facility Agreement with IBRD, which is capped at $300 million. As of March 31, 2025 and June 30, 2024, IFC had no borrowings outstanding under this facility.
Pension and Other Post-retirement Benefits
IFC’s net share of prepaid costs for pension and other post-retirement benefit plans and Post-Employment Benefits Plan (PEBP) assets are included in Receivables and other assets on the condensed consolidated balance sheets. These will be realized over the lives of the plan participants.
Post-Retirement Contribution Reserve Fund (PCRF)
The PCRF was established to stabilize contributions made to the pension plans. IFC's share of investments associated with the PCRF is reported in the Receivables and other assets on the consolidated balance sheets. In June 2024, IFC's Board approved the release of $190 million from the PCRF, which was returned by IBRD to IFC. IFC recognized an income of $11 million and $18 million in other income for the three and nine months ended March 31, 2025 (income of $9 million and $23 million for the three and nine months ended March 31, 2024). IFC contributed $34 million and $99 million to PCRF during the three and nine months ended March 31, 2025 ($29 million and $88 million during the three and nine months ended March 31, 2024).
IFC Managed AMC funds
IFC Equity Mobilization Department (formally IFC Assets Management Company, or AMC), invests third-party capital and IFC capital, enabling outside investors to invest alongside IFC in developing markets. As of March 31, 2025, AMC managed multiple funds (collectively referred to as the AMC Funds), in its capacity as General Partner (GP) / Manager of these funds, none of which require consolidation by IFC. A management fee is charged for the management services provided to the AMC funds. IFC’s commitment ownership interests in these AMC Funds are shown in the following table:

INTERNATIONAL FINANCE CORPORATION	Page 46

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE B – RELATED PARTY TRANSACTIONS (continued)

Table B2: IFC’s commitment ownership interests in AMC Funds
AMC Funds	IFC’s commitment ownership interest %
IFC Capitalization (Equity) Fund, L.P. [a]	61%
IFC Capitalization (Subordinated Debt) Fund, L.P.	13%
IFC African, Latin American and Caribbean Fund, LP	20%
IFC Catalyst Funds [b]	18%
IFC Global Infrastructure Fund, LP	17%
IFC Financial Institutions Growth Fund, LP	30%
IFC Global Emerging Markets Fund of Funds [c]	19%
IFC Middle East and North Africa Fund, LP	37%
IFC Emerging Asia Fund, LP	22%
IFC GEMFOF 2 SMA, LP	—%
IFC Emerging Markets Sustainability Fund of Funds, LP	—%
TfL IFC Growth and Sustainability, LP	—%
_________
a By virtue of certain rights granted to non-IFC limited partner interests, IFC does not control or consolidate this fund.
b The commitment ownership interest of 18% reflects IFC’s ownership interest taking into consideration the overall commitments for the IFC Catalyst Funds, which comprises IFC Catalyst Fund, LP, IFC Catalyst Fund (UK), LP and IFC Catalyst Fund (Japan), LP (collectively, IFC Catalyst Funds). IFC does not have a commitment ownership interest in either the IFC Catalyst Fund (UK), LP or the IFC Catalyst Fund (Japan), LP.

c The commitment ownership interest of 19% reflects IFC’s ownership interest taking into consideration the current committed amounts for the IFC Global Emerging Markets Fund of Funds, which comprises IFC Global Emerging Markets Fund of Funds, LP and IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP. IFC does not have a commitment ownership interest in the IFC Global Emerging Markets Fund of Funds (Japan Parallel), LP.

As of March 31, 2025, IFC's investments as a limited partner in funds managed by AMC was $456 million ($483 million as of June 30, 2024). These investments were included in Equity investments on the condensed consolidated balance sheets. $7 million and $22 million, respectively, of management fee income was recognized for the three and nine months ended March 31, 2025 ($5 million and $16 million for the three and nine months ended March 31, 2024), which is included in other income on the condensed consolidated statements of operations.
The IFC Emerging Markets Sustainability Fund of Funds, LP (EMSF FoF) participates in IFC’s investment in private equity funds, secondaries, and co-investments in emerging markets. As of March 31, 2025, EMSF FoF's investment was fair valued at $8 million. The related liability to EMSF FoF for its share of investment was reported in IFC's Payables and other Liabilities and the related receivable from EMSF FoF was reported in Receivables and other assets on IFC's condensed consolidated balance sheet.

INTERNATIONAL FINANCE CORPORATION	Page 47

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE C – LIQUID ASSET PORTFOLIO
Composition of Liquid Asset Portfolio
The composition of IFC’s net liquid asset portfolio included in the condensed consolidated balance sheets is as follows:

Table C1: Composition of net liquid asset portfolio
(US$ in millions)	March 31, 2025	June 30, 2024
Assets
Cash and due from banks [a]	$11	$19
Time deposits [b]	11,738	9,752
Trading securities	31,171	28,555
Securities purchased under resale agreements and receivable for cash collateral pledged	1,524	1,226
Derivative assets	373	365
Receivables and other assets:
Receivables from unsettled security trades	1,133	557
Accrued interest income on time deposits and securities	292	261
Accrued income on derivative instruments	237	157
Total assets	46,479	40,892
Liabilities
Securities sold under repurchase agreements and payable for cash collateral received [c]	3,754	1,541
Derivative liabilities	219	78
Payables and other liabilities:
Payables for purchase of securities	1,127	1,415
Accrued charges on derivative instruments	217	124
Total liabilities	5,317	3,158
Total net liquid asset portfolio	$41,162	$37,734
_________
a Represents cash and due from banks from the liquid asset portfolio and does not include cash and due from banks from other cash accounts of $745 million and $762 million as of March 31, 2025 and June 30, 2024, respectively.

b Includes time deposits with maturities greater than three months of $2.5 billion and $751 million, as of March 31, 2025 and June 30, 2024, respectively.
c The weighted average interest rate on IFC's securities sold under repurchase agreements was 4.9% and 5.4% as of March 31, 2025 and June 30, 2024 respectively.
The liquid asset portfolio is primarily denominated in U.S. dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-U.S. dollar securities into U.S. dollar securities, represent 1.0% of the portfolio as of March 31, 2025 (1.9% as of June 30, 2024).
Income from liquid asset trading activities
Income from liquid asset trading activities, before allocated borrowing costs, for the three and nine months ended March 31, 2025 and March 31, 2024 comprises:

Table C2: Income from liquid asset trading activities
	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2025	2024	2025	2024
Interest income, net	$392	$422	$1,260	$1,348
Net (losses) gains on asset-backed and mortgage-backed securities	(1)	3	11	27
Net gains on other trading securities	205	30	468	563
Net gains on trading activities	204	33	479	590
Total income from liquid asset trading activities	$596	$455	$1,739	$1,938

INTERNATIONAL FINANCE CORPORATION	Page 48

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE D – INVESTMENTS
The carrying value of investments as of March 31, 2025 and June 30, 2024 comprises:

Table D1: Carrying value of investments
(US$ in millions)	March 31, 2025	June 30, 2024
Loans
Loans at amortized cost	$40,417	$35,729
Less: Reserve against losses on loans	(1,254)	(1,081)
Loans at amortized cost less reserve against losses	39,163	34,648
Loans accounted for at fair value under the Fair Value Option
(amortized cost $1,984 as of March 31, 2025, $1,851 as of June 30, 2024)	1,915	1,789
Total loans	41,078	36,437
Equity investments
Equity investments accounted for at fair value [a]
(cost $11,207 as of March 31, 2025, $10,887 as of June 30, 2024)	11,306	11,121
Total equity investments	11,306	11,121
Debt securities
Debt securities accounted for at fair value as available-for-sale
(amortized cost $634 as of March 31, 2025, $962 as of June 30, 2024)	553	845
Less: Reserve against losses on available-for sale debt securities	(17)	(34)
Debt securities, available-for-sale less reserve against losses	536	811
Debt securities accounted for at fair value under the Fair Value Option
(amortized cost $12,390 as of March 31, 2025, $10,380 as of June 30, 2024)	12,573	10,378
Total debt securities	13,109	11,189
Total carrying value of investments	$65,493	$58,747
_________
a    Includes $4 million and $3 million, respectively, as of March 31, 2025 and June 30, 2024 of equity investments primarily accounted for under the cost recovery method. As the recovery of invested capital is uncertain, the fair value measurement is not applicable to these investments.
Reconciliation of total disbursed portfolio to carrying value of investments is as follows:

Table D2: Reconciliation of total disbursed portfolio to carrying value
(US$ in millions)	March 31, 2025				June 30, 2024
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Total disbursed investment portfolio	$42,558	$11,229	$12,943	$66,730	$37,726	$10,910	$11,221	$59,857
Reserve against losses on loans and debt securities	(1,254)	—	(17)	(1,271)	(1,081)	—	(34)	(1,115)
Unamortized deferred loan origination fees, net and other	(157)	—	—	(157)	(146)	—	—	(146)
Disbursed amount allocated to a related financial instrument reported separately in other assets or derivative assets	—	(18)	—	(18)	—	(19)	—	(19)
Unrealized (losses) on equity investments held by consolidated VIEs	—	(4)	—	(4)	—	(4)	—	(4)
Unrealized gains on investments accounted for at fair value as available-for-sale	—	—	0	0	—	—	4	4
Unrealized (losses) gains on investments accounted for under the Fair Value Option	(69)	99	183	213	(62)	234	(2)	170
Carrying value of investments	$41,078	$11,306	$13,109	$65,493	$36,437	$11,121	$11,189	$58,747

INTERNATIONAL FINANCE CORPORATION	Page 49

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES
Loans
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives for the three and nine months ended March 31, 2025 and March 31, 2024 comprise the following:

Table E1: Income from loans and guarantees
	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2025	2024	2025	2024
Interest income	$733	$835	$2,308	$2,274
Commitment fees	11	11	39	33
Guarantee fees	31	28	99	87
Other financial fees	48	1	100	7
Realized losses on loans, guarantees and associated derivatives, net	—	(15)	(3)	(16)
Income from loans and guarantees, including realized gains (losses) on loans and associated derivatives	$823	$860	$2,543	$2,385
Reserve against losses on loans and provision for losses on loans
Reserve against losses on loans as of March 31, 2025 reflects credit risk assessments as of that date. The assessment of the level of reserve against losses carried a heightened degree of judgment. As of March 31, 2025, the $25 million Qualitative Overlay from June 30, 2024 was left unchanged.
Changes in the reserve against losses on loans disbursed and loans committed but not disbursed for the three and nine months ended March 31, 2025 and March 31, 2024 as well as the related loans at amortized cost evaluated for impairment individually and on a pool basis (portfolio reserve) respectively are summarized below:

Table E2: Changes in the reserve against losses on loans disbursed and loans committed but not disbursed
	For the three months ended March 31, 2025
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$262	$940	$1,202	$—	$186	$186
Provision (release of provision) for losses	—	35	35	—	(19)	(19)
Write-offs	(9)	—	(9)	—	—	—
Recoveries of previously written-off loans	13	—	13	—	—	—
Foreign currency transaction adjustments	2	10	12	—	2	2
Other adjustments [a]	1	—	1	—	—	—
Ending balance	$269	$985	$1,254	$—	$169	$169
Total disbursed loans as of March 31, 2025	$1,162	$39,412	$40,574
Loans committed but not disbursed as of March 31, 2025				$7	$8,190	$8,197
Unamortized deferred loan origination fees, net and other			(157)
Loans at amortized cost			$40,417

INTERNATIONAL FINANCE CORPORATION	Page 50

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E2.1:
	For the nine months ended March 31, 2025
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$280	$801	$1,081	$—	$188	$188
(Release of provision) provision for losses	(6)	124	118	—	(47)	(47)
Write-offs	(35)	—	(35)	—	—	—
Recoveries of previously written-off loans	14	—	14	—	—	—
Foreign currency transaction adjustments	—	(1)	(1)	—	—	—
Other adjustments [a]	16	61	77	—	28	28
Ending balance	$269	$985	$1,254	$—	$169	$169
Total disbursed loans as of March 31, 2025	$1,162	$39,412	$40,574
Loans committed but not disbursed as of March 31, 2025				$7	$8,190	$8,197
Unamortized deferred loan origination fees, net and other			(157)
Loans at amortized cost			$40,417
_________
a Other adjustments include items such as a reserve against interest capitalized and a one time cumulative adjustment due to the separate accounting of freestanding credit enhancements as recovery assets, which includes adjustments to individual and portfolio reserve for loans disbursed amounting to $1 million and $62 million, respectively, and $29 million to portfolio reserve for loans committed but not disbursed.

The following tables present changes in reserve against losses for the three and nine months ended March 31, 2024:

Table E2.2:
	For the three months ended March 31, 2024
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$341	$866	$1,207	$—	$160	$160
Provision (release of provision) for losses	2	17	19	—	(16)	(16)
Write-offs	(54)	—	(54)	—	—	—
Recoveries of previously written-off loans	1	—	1	—	—	—
Foreign currency transaction adjustments	(1)	(6)	(7)	—	(1)	(1)
Other adjustments [a]	(6)	—	(6)	—	—	—
Ending balance	$283	$877	$1,160	$—	$143	$143
Total disbursed loans as of March 31, 2024	$1,082	$34,520	$35,602
Loans committed but not disbursed as of March 31, 2024				$48	$6,858	$6,906
Unamortized deferred loan origination fees, net and other			(146)
Loans at amortized cost			$35,456
_________
a Other adjustments comprise reserve against interest capitalized.

INTERNATIONAL FINANCE CORPORATION	Page 51

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E2.3:
	For the nine months ended March 31, 2024
	Loans Disbursed			Loans Committed but not Disbursed
(US$ in millions)	Individual reserve	Portfolio reserve	Total reserve	Individual reserve	Portfolio reserve	Total reserve
Beginning balance	$366	$843	$1,209	$1	$169	$170
Provision (release of provision) for losses	9	43	52	(1)	(26)	(27)
Write-offs	(90)	—	(90)	—	—	—
Recoveries of previously written-off loans	2	—	2	—	—	—
Foreign currency transaction adjustments	1	(3)	(2)	—	—	—
Other adjustments [a]	(5)	(6)	(11)	—	—	—
Ending balance	$283	$877	$1,160	$—	$143	$143
Total disbursed loans as of March 31, 2024	$1,082	$34,520	$35,602
Loans committed but not disbursed as of March 31, 2024				$48	$6,858	$6,906
Unamortized deferred loan origination fees, net and other			(146)
Loans at amortized cost			$35,456
_________
a Other adjustments comprise reserve against interest capitalized.
Reserve for losses and provision for losses on off-balance sheet guarantees exposures and other receivables
Changes in the reserve against losses (liability) on off-balance sheet guarantee exposures for the three and nine months ended March 31, 2025 and March 31, 2024 are summarized below:

Table E3: Changes in the reserve against losses on off-balance sheet guarantee exposures and other receivables
	For the three months ended March 31, 2025		For the nine months ended March 31, 2025
(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$27	$40	$19	$17
Provision for losses on off-balance sheet credit exposure	1	13	1	30
Foreign currency transaction adjustments	—	—	1	—
Other adjustments [b]	—	—	7	6
Ending balance	$28	$53	$28	$53
_________
a Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
b Other adjustments for the nine months ended March 31, 2025 include a one time cumulative adjustment due to the initial separate accounting of freestanding credit enhancements as recovery assets of $6 million for outstanding guarantees and $5 million for issued guarantees.

Table E3.1
	For the three months ended March 31, 2024		For the nine months ended March 31, 2024
(US$ in millions)	Outstanding Guarantees [a]	Issued Guarantees [a]	Outstanding Guarantees [a]	Issued Guarantees [a]
Beginning balance	$23	$12	$15	$13
Provision (release of provision) for losses on off-balance sheet credit exposure	4	(4)	12	(4)
Foreign currency transaction adjustments	(2)	—	(2)	(1)
Ending balance	$25	$8	$25	$8
_________
a Guarantees are considered issued when IFC commits to the guarantee obligation. Guarantees are considered outstanding when the underlying financial obligation of the client is incurred.
Reserve against losses on other receivables at March 31, 2025 was $1 million and there were no reserves against losses on other receivables at June 30, 2024. The outstanding balance of other receivables was $14 million at March 31, 2025, compared to $10 million at June 30, 2024.

INTERNATIONAL FINANCE CORPORATION	Page 52

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Accrued Interest
The accrued interest balances were $944 million and $658 million, as of March 31, 2025 and June 30, 2024, respectively, and are reported within receivables and other assets on the condensed consolidated balance sheets. Accrued interest receivable is excluded from the amortized cost basis for disclosure purposes.
Accrued interest is written off by reversing interest income during the quarter when the financial asset is moved from an accrual to a nonaccrual status. The amount of accrued interest receivables written off is $3 million and $1 million for the three months ended March 31, 2025 and March 31, 2024,respectively; $6 million and $4 million for the nine months ended March 31, 2025 and March 31, 2024, respectively.
Nonaccruing loans
Loans on which the accrual of interest has been discontinued amounted to $741 million as of March 31, 2025 ($845 million as of June 30, 2024). The interest income on such loans for the three and nine months ended March 31, 2025 and March 31, 2024 is summarized as follows:

Table E4: Interest income on Nonaccruing loans
	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2025	2024	2025	2024
Interest income not recognized on nonaccruing loans	$69	$22	$146	$81
Interest income recognized on loans in nonaccrual status related to current and prior years, on cash basis	7	11	23	37

There were no loans in nonaccrual status without an individual reserve against losses as of March 31, 2025 and June 30, 2024.
The amortized cost of nonaccruing loans as of March 31, 2025 and June 30, 2024 is summarized by geographic region and industry sector as follows:

Table E5: Nonaccruing loans
	March 31, 2025
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$185	$—	$158	$14	$357
Asia and Pacific	42	4	75	1	122
Latin America and the Caribbean, and Europe	149	38	43	6	236
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	85	14	29	—	128
Other	—	10	—	—	10
Total disbursed loans [b]	$461	$66	$305	$21	$853
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
b Includes $112 million reported as debt securities and $82 million reported as loans under Fair Value Option on the Balance Sheets as of March 31, 2025 .

Table E5.1:
	June 30, 2024
(US$ in millions)	Manufacturing, agribusiness and services	Financial markets	Infrastructure and natural resources	Disruptive technologies and funds	Total non-accruing loans at amortized cost [a]
Africa	$128	$—	$159	$9	$296
Asia and Pacific	50	5	6	1	62
Latin America and the Caribbean, and Europe	186	15	114	6	321
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	87	39	93	—	219
Total disbursed loans [b]	$451	$59	$372	$16	$898
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
b Includes $53 million reported as debt securities and $126 million reported as loans under Fair Value Option on the Balance Sheets as of June 30, 2024.

INTERNATIONAL FINANCE CORPORATION	Page 53

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Past due loans
IFC considers a loan past due when payments have not been made according to its contractual terms. An aging analysis, based on contractual terms, of IFC’s loans at amortized cost by geographic region and industry sector follows:

Table E6: Aging analysis
	March 31, 2025
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$2,745	$250	$76	$22	$116	3,209
Financial markets	3,458	2	—	—	—	3,460
Infrastructure and natural resources	2,087	93	—	—	92	2,272
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	8,290	345	76	22	212	8,945
Asia and Pacific
Manufacturing, agribusiness and services	3,313	61	—	26	29	3,429
Financial markets	6,280	200	—	—	—	6,480
Infrastructure and natural resources	1,503	15	—	—	—	1,518
Total Asia and Pacific	11,096	276	—	26	29	11,427
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	5,081	3	—	23	124	5,231
Financial markets	5,636	10	—	—	2	5,648
Infrastructure and natural resources	2,502	72	—	22	17	2,613
Disruptive technologies and funds	17	—	—	—	—	17
Total Latin America and the Caribbean, and Europe	13,236	85	—	45	143	13,509
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	2,005	—	—	3	12	2,020
Financial markets	1,383	—	—	—	8	1,391
Infrastructure and natural resources	1,221	—	—	—	29	1,250
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	4,609	—	—	3	49	4,661
Other
Manufacturing, agribusiness and services	291	127	—	—	—	418
Financial markets	1,297	—	—	—	—	1,297
Infrastructure and natural resources	317	—	—	—	—	317
Total Other	1,905	127	—	—	—	2,032
Total disbursed loans	$39,136	$833	$76	$96	$433	$40,574
Unamortized deferred loan origination fees, net and other						(157)
Loans at amortized cost						$40,417

INTERNATIONAL FINANCE CORPORATION	Page 54

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E6.1:
	June 30, 2024
(US$ in millions)	Current	1-30 Days past due	31-60 days past due	61-90 days past due	Greater than 90 days past due	Total loans
Africa
Manufacturing, agribusiness and services	$1,870	$278	$—	$—	$49	2,197
Financial markets	3,214	365	—	—	—	3,579
Infrastructure and natural resources	1,821	82	—	—	91	1,994
Disruptive technologies and funds	—	—	—	—	4	4
Total Africa	6,905	725	—	—	144	7,774
Asia and Pacific
Manufacturing, agribusiness and services	2,801	121	—	—	20	2,942
Financial markets	5,395	1	—	—	4	5,400
Infrastructure and natural resources	1,525	18	48	—	—	1,591
Total Asia and Pacific	9,721	140	48	—	24	9933
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	4,823	12	—	25	79	4,939
Financial markets	4,567	64	—	—	8	4,639
Infrastructure and natural resources	2,252	14	15	—	21	2,302
Disruptive technologies and funds	17	—	—	—	—	17
Total Latin America and the Caribbean, and Europe	11,659	90	15	25	108	11,897
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Manufacturing, agribusiness and services	1,768	87	—	—	11	1,866
Financial markets	1,010	236	—	—	20	1,266
Infrastructure and natural resources	1,074	161	—	—	30	1,265
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	3,852	484	—	—	61	4,397
Other
Manufacturing, agribusiness and services	488	2	—	—	—	490
Financial markets	1,201	—	—	—	—	1,201
Infrastructure and natural resources	183	—	—	—	—	183
Total Other	1,872	2	—	—	—	1,874
Total disbursed loans	$34,009	$1,441	$63	$25	$337	$35,875
Unamortized deferred loan origination fees, net and other						(146)
Loans at amortized cost						$35,729
Certain loans that are 90 days or more past due continue to accrue interest as management anticipates the collection of interest will occur in the near future. There were no such loans as of March 31, 2025 ($2 million as of June 30, 2024).

INTERNATIONAL FINANCE CORPORATION	Page 55

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Loan Credit Quality Indicators
IFC utilizes a rating system to classify loans according to credit worthiness and risk. A description of each credit rating and categorization in terms of the attributes of the borrower, the business environment in which the borrower operates or the loan itself under the rating system follows:

Table E7: Credit Quality Indicators
Credit Risk Rating	Indicative External Rating	Category	Description
CR-1	AAA, AA+, AA, AA-	Very Strong	An obligor rated CR-1 is the highest rating assigned by IFC. The obligor's ability to meet its financial obligations is very strong.
CR-2	A+, A, A-	Strong	An obligor rated CR-2 is slightly more susceptible to the negative effects of changes in circumstances and economic conditions than obligors rated CR-1. The obligor's ability to meet its financial obligations remains strong.
CR-3	BBB+	Adequate	An obligor rated CR-3 exhibits an adequate financial profile, even though at a weaker level than "CR-1" and "CR-2".
CR-4	BBB		An obligor rated CR-4 exhibits an adequate financial profile. However, adverse economic conditions or changing circumstances are more likely to lead to a deterioration of the obligor’s ability to meet its financial obligations.
CR-5	BBB-		An obligor rated CR-5, as the lowest of the investment grade ratings, exhibits an adequate financial profile. However, adverse economic conditions and/or changing circumstances are more likely to lead to a weaker financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-6	BB+	Moderate	An obligor rated CR-6, as the first non-investment grade rating, is less vulnerable to default than other non-investment obligors.
CR-7	BB		An obligor rated CR-7 can face major uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-8	BB-		An obligor rated CR-8 faces major ongoing uncertainties. Exposure to negative business, financial, or economic conditions could lead to the obligor's insufficient financial profile and a deterioration of the obligor’s ability to meet its financial obligations.
CR-9	B+	Weak	An obligor rated CR-9 is less vulnerable to default than obligors rated 'CR-10’ or ‘CR-11'. Significantly negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-10	B		An obligor rated CR-10 is more vulnerable to default than obligors rated 'CR-9’ but the obligor still has the capacity to meet its financial obligations. Negative business, financial, or economic conditions will likely weaken the obligor's financial profile and ability to meet its financial obligations.
CR-11	B-		An obligor rated CR-11 is more vulnerable to default than obligors rated 'CR-9’ or ‘CR-10’. The obligor still has the capacity to meet its obligations but slightly negative business, financial, or economic conditions are more likely to weaken the obligor's financial profile and ability to meet its financial obligations than a company rated CR-10.
CR-12	CCC+	Very Weak/ Special Attention	An obligor rated CR-12 faces significant challenges. While such obligors will likely have some positive characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The obligor is dependent upon favorable business, financial, and economic conditions to meet its financial obligations.
CR-13	CCC	Very Weak/Substandard	An obligor rated CR-13 is currently vulnerable to default, and is dependent upon significantly favorable business, financial, and economic conditions to meet its financial obligations. In the event of negative business, financial, or economic conditions, the obligor is not likely to meet its financial obligations and rescheduling and/or restructuring is likely to be required.
CR-14	CCC-	Extremely Weak/Doubtful	An obligor rated CR-14 is highly vulnerable to default. It is highly likely that a rescheduling and/or restructuring are required without which a default under IFC’s accounting definition would ensue. In some cases, even though default has not occurred yet, cash flow may be insufficient to service debt in full.
CR-15	Worse than CCC- and D	Imminent Default /Default	An obligor rated CR-15 is currently extremely vulnerable to nonpayment and there are indications that the next payment will not be made before meeting IFC’s accounting definition of default.
D			An obligor rated D is in payment default according to IFC’s definition of default.

INTERNATIONAL FINANCE CORPORATION	Page 56

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
The following table presents the loans disbursed by credit quality indicator based on risk rating and origination year as of March 31, 2025 and June 30, 2024 and gross write-offs for the nine months ended March 31, 2025 and year ended June 30, 2024. The origination year is based on the commitment date that represents the date that the decision was made to extend credit and IFC entered into a legally binding agreement with the borrower. All subsequent loan disbursements, as well as loan modifications, extensions, and renewals for an associated loan commitment are reported based on the original commitment date:

Table E8: Loans disbursed by credit quality indicator based on risk rating and origination year and gross write-offs
(US$ in millions)	March 31, 2025
	Loans at Amortized cost basis by Risk class										Gross write-offs
Originated during the year ended June 30,	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
2025	$—	$1	$2,740	$2,672	$818	$147	$145	$—	$—	$6,523	$—
2024	—	337	3,599	4,757	1,688	77	17	23	3	10,501	—
2023	—	19	2,025	3,132	2,224	127	203	125	—	7,855	—
2022	—	215	1,340	1,806	1,023	78	91	173	111	4,837	—
2021	—	—	1,059	1,456	664	84	11	—	8	3,282	—
Prior	83	207	1,278	1,884	1,355	527	204	237	344	6,119	29
Total	$83	$779	$12,041	$15,707	$7,772	$1,040	$671	$558	$466	$39,117	$29
Revolving loans	—	—	—	1,336	72	—	—	—	4	1,412	5
Revolving contracts converted to Term contracts	—	—	11	—	34	—	—	—	—	45	—
Total disbursed loans	$83	$779	$12,052	$17,043	$7,878	$1,040	$671	$558	$470	$40,574	$34
Unamortized deferred loan origination fees, net and other										(157)
Loans at amortized cost										$40,417

Table E8.1:
	June 30, 2024
(US$ in millions)	Loans at Amortized cost basis by Risk class										Gross write-offs
Originated during the year ended June 30,	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total Contracts
2024	$—	$119	$3,519	$2,785	$1,409	$147	$20	$22	$9	$8,030	$—
2023	—	460	2,161	3,306	2,127	110	6	123	—	8,293	—
2022	—	356	1,423	2,049	1,270	225	—	31	98	5,452	36
2021	—	—	1,286	1,878	944	8	13	—	8	4,137	—
2020	69	—	911	897	393	209	77	161	9	2,726	1
Prior	66	158	1,146	1,018	2,351	388	189	97	449	5,862	58
Total	$135	$1,093	$10,446	$11,933	$8,494	$1,087	$305	$434	$573	$34,500	$95
Revolving Loans	—	—	—	1,222	55	30	—	—	12	1,319	—
Revolving contracts converted to Term contracts	—	—	22	—	34	—	—	—	—	56	—
Total disbursed loans	$135	$1,093	$10,468	$13,155	$8,583	$1,117	$305	$434	$585	$35,875	$95
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,729

INTERNATIONAL FINANCE CORPORATION	Page 57

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)
Following is a summary of IFC’s loans at amortized cost by credit quality indicator, geographic region, and industry sector, as of March 31, 2025 and June 30, 2024:

Table E9: Loans at amortized cost by credit quality indicator by geographic region
	March 31, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$37	$915	$3,479	$3,290	$611	$223	$218	$172	$8,945
Asia and Pacific	—	484	5,333	3,500	2,001	48	—	32	29	11,427
Latin America and the Caribbean, and Europe	—	168	4,682	6,535	1,218	149	418	192	147	13,509
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	18	273	2,501	1,369	232	30	116	122	4,661
Other	83	72	849	1,028	—	—	—	—	—	2,032
Total geographic region	$83	$779	$12,052	$17,043	$7,878	$1,040	$671	$558	$470	$40,574
Unamortized deferred loan origination fees, net and other										(157)
Loans at amortized cost										$40,417

Table E9.1
	June 30, 2024
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Sub-standard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Geographic Region
Africa	$—	$7	$638	$2,470	$3,564	$534	$181	$219	$161	$7,774
Asia and Pacific	69	520	4,229	2,844	2,163	62	—	3	43	9,933
Latin America and the Caribbean, and Europe	—	55	5,031	4,757	1,318	264	85	207	180	11,897
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	19	225	2,113	1,538	257	39	5	201	4,397
Other	66	492	345	971	—	—	—	—	—	1,874
Total geographic region	$135	$1,093	$10,468	$13,155	$8,583	$1,117	$305	$434	$585	$35,875
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,729

INTERNATIONAL FINANCE CORPORATION	Page 58

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E10: Loans at amortized cost by credit quality indicator by Industry sector
	March 31, 2025
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$83	$261	$4,714	$6,100	$2,049	$353	$253	$195	$299	$14,307
Financial markets	—	452	5,260	8,375	4,008	113	31	23	14	18,276
Infrastructure and natural resources	—	66	2,078	2,568	1,821	574	370	340	153	7,970
Disruptive technologies and funds	—	—	—	—	—	—	17	—	4	21
Total industry sector	$83	$779	$12,052	$17,043	$7,878	$1,040	$671	$558	$470	$40,574
Unamortized deferred loan origination fees, net and other										(157)
Loans at amortized cost										$40,417

Table E10.1:
	June 30, 2024
(US$ in millions)	Very Strong	Strong	Adequate	Moderate	Weak	Very Weak/ Special Attention	Very Weak/ Substandard	Extremely Weak/ Doubtful	Imminent Default/ Default	Total
Industry Sector
Manufacturing, agribusiness and services	$135	$301	$3,973	$5,467	$1,725	$370	$64	$88	$311	$12,434
Financial markets	—	737	4,800	6,205	4,146	92	39	25	41	16,085
Infrastructure and natural resources	—	55	1,695	1,483	2,712	655	185	321	229	7,335
Disruptive technologies and funds	—	—	—	—	—	—	17	—	4	21
Total industry sector	$135	$1,093	$10,468	$13,155	$8,583	$1,117	$305	$434	$585	$35,875
Unamortized deferred loan origination fees, net and other										(146)
Loans at amortized cost										$35,729
Modifications to Borrowers Experiencing Financial Difficulties
Loans are modified through changes in interest rates, repayment schedules, and maturity dates, in addition to reductions of loan principal and waiver of accrued interest.
Modifications to borrowers experiencing financial difficulties disclosures do not include loan modifications and the effects related to suspension and standstill agreements where principal and interest payments are temporarily suspended. During the three and nine months ended March 31, 2025, the amortized cost of these loans amounted to $0 and $7 million, respectively ($7 million and $66 million for the three and nine months ended March 31, 2024, respectively).
For loans at amortized cost, the following tables present information related to modifications for borrowers experiencing financial difficulties, per major modification types (including interest rate reduction, other-than-insignificant payment delay, principal forgiveness, and term extension or a combination of these modifications), by geographic region and industry sector during the three and nine months ended March 31, 2025 and the three and nine months ended March 31, 2024. .

INTERNATIONAL FINANCE CORPORATION	Page 59

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E11: Modifications to borrowers experiencing financial difficulties
	For the three months ended March 31, 2025
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension	Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$—	$—	$13	$4	$17	0.5%	$3,209
Infrastructure and natural resources	—	8	—	—	8	0.4	2,272
Total Africa	—	8	13	4	25	0.3	8,945
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	$6	—	—	—	$6	0.1	$5,232
Total Latin America and the Caribbean, and Europe	6	—	—	—	6	0.04	13,509
Total	$6	$8	$13	$4	$31	0.1%	$40,574
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

Table E11.1:
	For the nine months ended March 31, 2025
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension	Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$—	$—	$13	$4	$17	0.5%	$3,209
Infrastructure and natural resources	—	8	—	—	8	0.4	2,272
Total Africa	—	8	13	4	25	0.3	8,945
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	$16	—	—	—	$16	0.3	$5,231
Total Latin America and the Caribbean, and Europe	16	—	—	—	16	0.1	13,509
Total	$16	$8	$13	$4	$41	0.1%	$40,574
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 60

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E11.2
	For the three months ended March 31, 2024
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$—	$1	$6	$7	0.3%	$2,227
Total Africa	—	1	6	7	0.1	7,915
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	73	—	—	73	1.5	5,015
Financial markets	—	—	4	4	0.1	4,914
Total Latin America and the Caribbean, and Europe	73	—	4	77	0.6	12,379
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	25	—	25	2.0	1,275
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	25	—	25	0.6	4,098
Total	$73	$26	$10	$109	0.3%	$35,602
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

INTERNATIONAL FINANCE CORPORATION	Page 61

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E11.3
	For the nine months ended March 31, 2024
(US$ in millions)	Interest Rate Reduction, Term Extension and Payment Delay	Payment Delay	Term Extension and Payment Delay	Total Loan Modifications [a]	% of total loans	Total loans by region and industry
Africa
Manufacturing, agribusiness and services	$3	$1	$13	$17	0.8%	$2,227
Total Africa	3	1	13	17	0.2	7,915
Asia and Pacific
Manufacturing, agribusiness and services	—	11	—	11	0.3	3,163
Infrastructure and natural resources	—	—	6	6	0.4	1,624
Total Asia and Pacific	—	11	6	17	0.2	9,768
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	73	25	—	98	2.0	5,015
Financial markets	—	—	4	4	0.1	4,914
Infrastructure and natural resources	15	—	5	20	0.8	2,450
Total Latin America and the Caribbean, and Europe	88	25	9	122	1.0	12,379
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	25	—	25	2.0	1,275
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	25	—	25	0.6	4,098
Total	$91	$62	$28	$181	0.5%	$35,602
___________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
The following tables summarize the financial effect of loan modifications for borrowers experiencing financial difficulty by geographic region and industry sector for the three and nine months ended March 31, 2025 and and the three and nine months ended March 31, 2024.

Table E12: Financial effect of loan modifications for borrowers experiencing financial difficulties
	For the three months ended March 31, 2025
	Interest Rate Reduction	Term Extension	Principal Forgiveness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Months Extended	Sum of Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	—%	32	$—	$2	18
Infrastructure and natural resources	—	—	—	1	180
Total Africa	—	32	—	3	198
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	5.1	81	—	7	83
Financial markets	—	—	13	—	—
Total Latin America and the Caribbean, and Europe	5.1	81	13	7	83
Total	5.1%	113	$13	$10	281

INTERNATIONAL FINANCE CORPORATION	Page 62

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E12.1: Financial effect of loan modifications for borrowers experiencing financial difficulties
	For the nine months ended March 31, 2025
	Interest Rate Reduction	Term Extension	Principal Forgiveness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Months Extended	Sum of Principal Forgiven	Amount Delayed		Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	—%	32	$—	$2		18
Infrastructure and natural resources	—	—	—	1		180
Total Africa	—	32	—	3		198
Asia and Pacific
Manufacturing, agribusiness and services	—%	—	$2	$—		—
Total Asia and Pacific	—	—	2	—		—
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	4.6	70	—	16		73
Financial markets	—	—	12	—		—
Total Latin America and the Caribbean, and Europe	4.6	70	12	16		73
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Financial markets	—	—	39	—		—
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	39	—	0	—
Total	4.6%	102	$53	$19		271

Table E12.2:
	For the three months ended March 31, 2024
	Interest Rate Reduction	Term Extension	Principal Forgiveness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Month Extended	Sum of Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	—%	24	$—	$1	11
Infrastructure and natural resources	—	—	3	—	—
Total Africa	—	24	3	1	11
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	8.4	91	—	101	27
Financial markets	—	12	—	4	12
Total Latin America and the Caribbean, and Europe	8.4	103	—	105	39
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	—	—	4	3
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	—	4	3
Total	8.4%	127	3	110	53

INTERNATIONAL FINANCE CORPORATION	Page 63

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E12.3:
	For the nine months ended March 31, 2024
	Interest Rate Reduction	Term Extension	Principal Forgiveness	Other than Insignificant Payment Delay
(US$ in millions)	Weighted Average Interest Rate Reduction %	Weighted Average Month Extended	Sum of Principal Forgiven	Amount Delayed	Weighted Average Months Delayed
Africa
Manufacturing, agribusiness and services	1.7%	63	$—	$42	44
Infrastructure and natural resources	—	—	3	—	—
Total Africa	1.7	63	3	42	44
Asia and Pacific
Manufacturing, agribusiness and services	—	—	—	8	6
Infrastructure and natural resources	—	36	—	33	36
Total Asia and Pacific	—	36	$—	41	42
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	8.4	91	—	106	26
Financial markets	—	12	—	4	12
Infrastructure and natural resources	2.4	152	—	15	190
Total Latin America and the Caribbean, and Europe	10.8	255	—	125	228
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	—	—	4	3
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	—	—	4	3
Total	12.5%	354	$3	$212	317
For loans at amortized cost, the following tables present an aging analysis of loan modifications made for borrowers experiencing financial difficulty made during the twelve months preceding March 31, 2025 and from July 1, 2023 (adoption of ASU 2022-02) through March 31, 2024 presented by geographic region and industry sector.

Table E13: Aging analysis of loan modifications to borrowers experiencing financial difficulty
	March 31, 2025
(US$ in millions)	Current	Up to 30 days past due	Total [a]
Africa
Manufacturing, agribusiness and services	$17	$—	$17
Infrastructure and natural resources	39	—	$39
Total Africa	56	—	56
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	16	—	$16
Infrastructure and natural resources	—	72	$72
Total Latin America and the Caribbean, and Europe	16	72	88
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	52	—	$52
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	52	—	52
Total	$124	$72	$196

INTERNATIONAL FINANCE CORPORATION	Page 64

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E13.1:
	March 31, 2024
(US$ in millions)	Current	Up to 30 days past due	Total [a]
Africa
Manufacturing, agribusiness and services	$17	$—	$17
Total Africa	17	—	17
Asia and Pacific
Manufacturing, agribusiness and services	11	—	$11
Infrastructure and natural resources	6	—	6
Total Asia and Pacific	17	—	17
Latin America and the Caribbean, and Europe
Manufacturing, agribusiness and services	98	—	$98
Financial markets	4	—	4
Infrastructure and natural resources	20	—	20
Total Latin America and the Caribbean, and Europe	122	—	122
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan
Infrastructure and natural resources	—	25	25
Total Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	—	25	25
Other
Total	$156	$25	$181
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
The following tables present loans that had a payment default during the nine months ended March 31, 2025 after they had been modified to borrowers experiencing financial difficulty within the twelve months preceding the payment default date. There were no such loans during the three and nine months ended March 31, 2024. Payment default is defined as loans that are 60 or more days past due as of the respective balance sheet date.

Table E14: Loan modifications to borrowers experiencing financial difficulty that had payment default

	For the nine months ended March 31, 2025
(US$ in millions)	Payment Delay	Total Loan Modifications [a]
Asia and Pacific
Manufacturing, agribusiness and services	$11	$11
Total Asia and Pacific	11	11
Total	$11	$11
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Collateral-Dependent Loans
A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following tables summarize the amortized cost of collateral dependent loans a by collateral type, geographic region and industry sector as of March 31, 2025 and June 30, 2024:

INTERNATIONAL FINANCE CORPORATION	Page 65

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE E – LOANS AND GUARANTEES (continued)

Table E15: Collateral dependent loans[a] by Geographic region
	March 31, 2025			June 30, 2024
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Geographic Region
Africa	$17	$—	$17	$1	$—	$1
Asia and Pacific	—	—	—	11	—	11
Middle East, Central Asia, Türkiye, Pakistan, and Afghanistan	10	15	25	—	—	—
Latin America and the Caribbean, and Europe	15	—	15	7	5	12
Total	$42	$15	$57	$19	$5	$24
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.

Table E16: Collateral dependent loans[a] by Industry region
	March 31, 2025			June 30, 2024
(US$ in millions)	Property, Land and Equipment	Others	Total	Property, Land and Equipment	Others	Total
Industry Sector
Manufacturing, agribusiness and services	$32	$—	$32	$15	$—	$15
Financial markets	—	—	—	—	5	5
Infrastructure and natural resources	10	15	25	4	—	4
Total	$42	$15	$57	$19	$5	$24
_________
a Includes all components of amortized cost except unamortized fees which are considered insignificant.
Guarantees
IFC extends financial guarantee facilities to its clients to provide full or partial credit enhancement for their debt securities and trade obligations. Under the terms of IFC’s guarantees, IFC agrees to assume responsibility for the client’s financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed as of March 31, 2025 totaled $7.6 billion ($6.3 billion as of June 30, 2024). Guarantees of $6.1 billion were outstanding (i.e., not called) as of March 31, 2025 ($4.8 billion as of June 30, 2024). These amounts represent the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees and are not included in IFC’s condensed consolidated balance sheets.

INTERNATIONAL FINANCE CORPORATION	Page 66

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES
Income from debt securities, including net realized gains on debt securities and associated derivatives for the three and nine months ended March 31, 2025 and March 31, 2024 comprises the following:

Table F1: Income from Debt Securities
	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2025	2024	2025	2024
Interest income	$198	$196	$627	$578
Net realized (losses) gains on debt securities and associated derivatives [a]	(2)	(2)	(16)	11
Total income from debt securities, including realized gains on debt securities and associated derivatives	$196	$194	$611	$589
___________
a Includes realized losses on debt securities under the Fair Value Option. $0 and $15 million losses for the three and nine months ended March 31, 2025 ($4 million and $6 million losses for the three and nine months ended March 31, 2024).`

Debt securities accounted for as available-for-sale as of March 31, 2025 and June 30, 2024 comprise:

Table F2: Debt securities – available-for-sale
	March 31, 2025
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$565	$—	$(79)	$(6)	$480
Preferred shares	28	—	(3)	(11)	14
Asset-backed securities	41	1	—	—	42
Total	$634	$1	$(82)	$(17)	$536
___________
a Includes net foreign exchange losses of $81 million as of March 31, 2025.

Table F2.1:
	June 30, 2024
(US$ in millions)	Amortized cost	Unrealized gains [a]	Unrealized losses [a]	Reserve for credit losses	Fair value
Corporate debt securities	$839	$1	$(118)	$(24)	$698
Preferred shares	28	1	(2)	(10)	17
Asset-backed securities	95	3	(2)	—	96
Total	$962	$5	$(122)	$(34)	$811
___________
a Includes net foreign exchange losses of $121 million as of June 30, 2024.
The table below presents the amortized cost, unrealized losses, and fair value of available-for-sale debt securities that are in an unrealized loss position without credit losses aggregated by major security type as of March 31, 2025 and June 30, 2024. The reserve for credit losses is not included herein and is presented separately in the reserve for credit losses on debt securities roll-forward table.

INTERNATIONAL FINANCE CORPORATION	Page 67

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
Table F3: Available-for-sale debt securities – in an unrealized loss position without credit losses

	March 31, 2025			June 30, 2024
(US$ in millions)	Amortized Costs	Unrealized Losses [a]	Fair value	Amortized Costs	Unrealized Losses [a]	Fair value
Corporate debt securities	$513	$(71)	$442	$560	$(110)	$450
Preferred shares	9	(3)	6	10	(2)	8
Asset-backed securities	1	—	1	10	(2)	8
Total	$523	$(74)	$449	$580	$(114)	$466
___________
a Includes net foreign exchange losses of $81 million as of March 31, 2025 and $118 million as of June 30, 2024.
The following table shows the unrealized losses and fair value of available-for-sale debt securities as of March 31, 2025 and June 30, 2024 by length of time that individual securities had been in a continuous loss position where the fair value of securities declined below their cost basis:
Table F4: Unrealized losses and fair value of available-for-sale debt securities – by length of time

	March 31, 2025
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$150	$—	$292	$(71)	$442	$(71)
Preferred shares	—	—	6	(3)	6	(3)
Asset-backed securities	—	—	1	—	1	—
Total	$150	$—	$299	$(74)	$449	$(74)

Table F4.1:

	June 30, 2024
	Less than 12 months		12 months or greater		Total
(US$ in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Corporate debt securities	$—	$—	$450	$(110)	$450	$(110)
Preferred shares	—	—	8	(2)	8	(2)
Asset-backed securities	—	—	8	(2)	8	(2)
Total	$—	$—	$466	$(114)	$466	$(114)
Corporate debt securities comprise investments in bonds and notes. Fair value associated with corporate debt securities is primarily attributable to movements in the credit default swap spread curve applicable to the issuer, and also impacted by movements in the risk-free rates and foreign exchange rates. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where the issuer is not expected to make all contractual principal and interest payments.
Preferred shares comprise investments in preferred equity investments that are redeemable at the option of IFC or mandatorily redeemable by the issuer. Unrealized losses associated with preferred shares are primarily driven by changes in discount rates associated with changes in credit spreads or interest rates, minor changes in exchange rates and comparable market valuations in the applicable sector. Based upon IFC's assessment of expected credit losses, a reserve for credit losses is made for securities where IFC does not expect to recover the cost basis of these securities.
Asset-backed securities comprise investments in bonds and notes that are collateralized by self-liquidating financial assets that allow IFC to receive payments that depend primarily on cash flow from those assets.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE F – DEBT SECURITIES (continued)
The tables below present a roll-forward by major security type for the three and nine months ended March 31, 2025 and March 31, 2024 of the reserve for credit losses on debt securities accounted for as available-for-sale held at the period end:
Table F5: Roll-forward of the reserve for credit losses – by security type

	For the three months ended March 31, 2025			For the nine months ended March 31, 2025
(US$ in millions)	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$21	$10	$31	$24	$10	$34
(Release of provision) provision for losses	(3)	1	(2)	(6)	1	(5)
Write-offs	(12)	—	(12)	(12)	—	(12)
Ending balance	$6	$11	$17	$6	$11	$17
Table F5.1:

	For the three months ended March 31, 2024			For the nine months ended March 31, 2024
(US$ in millions)	Corporate Debt Securities	Preferred shares	Total	Corporate Debt Securities	Preferred shares	Total
Beginning balance	$15	$3	$18	$13	$8	$21
Provision (release of provision) for losses	6	—	6	8	(5)	3
Ending balance	$21	$3	$24	$21	$3	$24
Nonaccruing debt securities
The disbursed and outstanding balances of debt securities on which the accrual of interest has been discontinued amounted to $112 million as of March 31, 2025 ($53 million as of June 30, 2024).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – EQUITY INVESTMENTS AND ASSOCIATED DERIVATIVES
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives for the three and nine months ended March 31, 2025 and March 31, 2024 comprises the following:

Table G1: Income from equity investments and associated derivatives
	For the three months ended March 31,		For the nine months ended March 31,

(US$ in millions)	2025	2024	2025	2024
Unrealized (losses) gains on equity investments and associated derivatives [a]	$(53)	$16	$(106)	$(186)
Realized gains (losses) on equity investments and associated derivatives, net	38	(2)	147	173
(Losses) gains on equity investments and associated derivatives, net	(15)	14	41	(13)
Dividends	17	11	89	74
Custody, fees and other	4	4	11	10
Total income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	$6	$29	$141	$71
_________
a Includes unrealized gains and losses related to equity securities still held as of March 31, 2025, net gains of $31 million and $76 million, respectively, for the three and nine months ended March 31, 2025 (net gains of $123 million and $159 million for the three and nine months ended March 31, 2024).

The fair value of equity investments as of March 31, 2025 and June 30, 2024 comprises:

Table G2: Fair value of equity investments
(US$ in millions)	March 31, 2025	June 30, 2024
Investments in common or preferred shares	$5,339	$5,426
Equity interests in private equity funds	5,947	5,650
Equity-related options and other financial instruments	20	45
Total	$11,306	$11,121
Equity investments include several private equity funds that invest primarily in emerging markets across a range of sectors and that are accounted for at fair value under the Fair Value Option. The fair values of these funds have been determined using the net asset value of IFC’s ownership interest in partners’ capital as a practical expedient as presented in the table above. These investments cannot be redeemed. Distributions will be received from these funds as the underlying assets are liquidated or distributed, the timing of which is uncertain. As of March 31, 2025, the maximum unfunded commitments subject to capital calls for these funds were $2.1 billion ($1.9 billion as of June 30, 2024). As of March 31, 2025, IFC's investments as a limited partner in funds managed by AMC was $456 million ($483 million as of June 30, 2024). Amounts previously distributed by the AMC Funds may be callable through the life of the respective fund. The sale of IFC’s limited partner interests in these funds needs prior consent from the other limited partners.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Retained Earnings consist of Allocated Amounts and Unallocated Net Income (Loss).
Allocated Amounts:
Management recommends allocations of Net Income to the Board at the end of each fiscal year, to support IFC's operations as well as other developmental activities. These recommendations are based on IFC's Allocable Income (formerly referred to as Income Available for Designations). Amounts available to support other developmental activities are determined based on a Board-approved income-based (sliding scale) formula and on a principles-based Board approved financial distribution policy, and are approved by the Board.
Undesignated Retained Earnings comprise earnings from prior fiscal years which in the judgement of the Executive Directors should be retained to support IFC's operations, and current year's net income. Effective from FY25, the Undesignated Retained Earnings line in the Financial Statements, excluding amounts relating to the current year's net income, has been renamed and is now referred to as IFC's General Reserve, and IFC's current year's net income, adjusted for expenditures against reserves, is now reflected in a separate line within Retained Earnings, referred to as Unallocated Net Income. As of March 31, 2025, IFC's General Reserve balance was $12.8 billion, and Unallocated Net Income was $1.5 billion. See Table H1 below.
IFC allocates its Net Income to support the following programs:
Funding Mechanism for Technical Assistance and Advisory Services (FMTAAS) supports the delivery of Upstream and Advisory related activities, primarily in non-IDA/Fragile and FCS countries.
Creating Markets Advisory Window (CMAW) supports the delivery of Upstream and Advisory related activities in eligible IDA and FCS countries with the aim of addressing the complex challenge of building a pipeline of bankable private sector projects in these markets.
Small and Medium Enterprise (SME) Ventures covers program, administrative, legal, and consulting expenses in connection with IFC’s private equity program for financing of SMEs.
Frontier Opportunities Fund (FOF): This is a fund of concessional finance to spur equity investment mostly targeted to middle-income countries including for the cutting-edge climate initiatives.
On October 31, 2024, the Board of Directors approved the allocation of $107 million to the CMAW reserve, and $152 million to the FMTAAS reserve, from IFC's FY24 Net Income. This approval was noted by the Board of Governors on December 18, 2024.
In addition, on December 18, 2024, the Board of Governors approved an allocation of $100 million from IFC's FY24 Net Income to the newly established Surplus Account and subsequent transfer to the FOF upon its establishment. On February 13, 2025, the Board of Directors approved the establishment of FOF, which enabled the transfer of $100 million from the Surplus account to the FOF reserve.
The components of retained earnings and related expenditures are summarized below:

Table H1: Components of retained earnings and related expenditures
(US$ in millions)	FMTAAS Reserve	CMAW Reserve	SME Ventures Reserve	Surplus	Frontier Opportunities Fund Reserve	General Reserve	Unallocated Net Income	Total Retained Earnings
As of June 30, 2023	$48	$161	$12	$—	$—	$10,917	672	11,810
Nine months ended March 31, 2024
Net Income	—	—	—	—	—	—	1,253	1,253
Board-approved allocations	60	—	—	—	—	612	(672)	—
Expenditures against reserves	(21)	(32)	—	—	—	—	53	—
As of March 31, 2024	$87	$129	$12	$—	$—	$11,529	$1,306	$13,063

As of June 30, 2024	$58	$93	$11	$—	$—	$11,648	$1,485	13,295
Nine months ended March 31, 2025
Net Income	—	—	—	—	—	—	1,358	1,358
Board-approved allocations	152	107	—	100	—	1,126	(1,485)	—
Transfers from Surplus	—	—	—	(100)	100	—	—	—
Expenditures against reserves	(37)	(55)	(1)	—	—	—	93	—
As of March 31, 2025	$173	$145	$10	$—	$100	$12,774	$1,451	$14,653

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES AND ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

Accumulated other comprehensive income
The components of accumulated other comprehensive income at March 31, 2025 and June 30, 2024 are summarized as follows:

Table H2 : Components of AOCI
(US$ in millions)	Net unrealized losses on available-for-sale debt securities	Net unrealized gains on borrowings [a]	Net unrecognized actuarial gains and unrecognized prior service costs on benefit plans	Total accumulated other comprehensive income
As of June 30, 2023	$(238)	$340	$530	$632
Nine months ended March 31, 2024
Other comprehensive income (loss)	112	122	(9)	225
As of March 31, 2024	$(126)	$462	$521	$857

As of June 30, 2024	$(117)	414	660	$957
Nine months ended March 31, 2025
Other comprehensive income (loss)	36	(230)	(9)	(203)
As of March 31, 2025	$(81)	$184	$651	$754
_________
a Represents net unrealized gains on borrowings at fair value under the Fair Value Option due to changes in instrument specific credit risk.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE I – NET UNREALIZED GAINS AND LOSSES ON LOANS, DEBT SECURITIES, BORROWINGS AND RELATED DERIVATIVES

Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives for the three and nine months ended March 31, 2025 and March 31, 2024 comprise:

Table I1: Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives
	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2025	2024	2025	2024
Unrealized gains and losses on loans, debt securities and associated derivatives:
Unrealized (losses) gains on loans under the Fair Value Option	$(39)	$35	$(7)	$88
Unrealized (losses) gains on derivatives associated with loans	(85)	35	(283)	(123)
Unrealized gains on debt securities under the Fair Value Option	93	130	184	287
Unrealized (losses) gains on derivatives associated with debt securities	(53)	9	(99)	(14)
Total net unrealized (losses) gains on loans, debt securities and associated derivatives	(84)	209	(205)	238
Unrealized gains and losses on borrowings from market, IDA and associated derivatives:
Unrealized (losses) gains on market borrowings accounted for at fair value	(583)	310	(757)	(765)
Unrealized gains (losses) on derivatives associated with market borrowings	512	(276)	1,109	701
Unrealized (losses) gains on borrowings from IDA accounted for at fair value	(2)	1	(4)	(3)
Total net unrealized (losses) gains on borrowings from market, IDA and associated derivatives	(73)	35	348	(67)
Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	$(157)	$244	$143	$171

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES
IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, investing in debt securities, equity investments, client risk management, borrowing, liquid asset management and asset and liability management. None of these derivative instruments are designated as accounting hedges under ASC Topic 815. The following table summarizes IFC's use of derivatives in its various financial portfolios:

Table J1: Risk Classification of derivative used across various financial portfolios
Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk Management purposes:
Liquid assets	Currency swaps, currency forward contracts, interest rate swaps, options, and futures contracts	Manage currency risk and interest rate risk of liquid assets
Loans and debt securities	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk of loans and debt securities
Borrowings	Currency swaps and interest rate swaps	Manage currency risk and interest rate risk of borrowings
Other asset/liability management	Currency swaps, interest rate swaps, put options, call options and warrant agreements	Manage currency risk and duration of IFC's equity
Other purposes:
Client operations	Currency swaps, currency forward contracts and interest rate swaps	Assist clients in managing their risks
The fair value of derivative instrument assets and liabilities by risk type as of March 31, 2025 and June 30, 2024 is summarized as follows:

Table J2.1: Derivative fair values and outstanding notional classified by risk type and hedge desk at fair value
	March 31, 2025			June 30, 2024
(US$ in millions)	Outstanding Notional	Assets	Liabilities	Outstanding Notional	Assets	Liabilities
Interest rate	$84,886	$537	$1,775	$69,339	$656	$2,067
Foreign exchange	14,523	316	138	17,201	244	67
Interest rate and currency	63,403	1,708	4,877	58,433	1,907	5,201
Equity [a]	—	133	17	—	96	10
Credit and other [a]	—	32	14	—	51	11
Total	$162,812	$2,726	$6,821	$144,973	$2,954	$7,356

Funding	$68,297	$422	$5,913	$59,649	$183	$6,648
Investments	53,470	1,615	346	47,213	1,978	312
Client Risk Management	14,551	317	342	13,304	428	319
Liquid asset Management	26,494	372	220	24,807	365	77
Total	$162,812	$2,726	$6,821	$144,973	$2,954	$7,356
_________
a As of March 31, 2025, there were 103 derivative instrument contracts related to IFC’s equity investment portfolio and 33 other derivative contracts recognized as derivative assets or liabilities under ASC Topic 815 (115 equity related and 33 other derivative contracts as of June 30, 2024).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE J – DERIVATIVES (continued)
The effect of derivative instrument contracts on the condensed consolidated statement of operations for the three and nine months ended March 31, 2025 and March 31, 2024 is summarized as follows:

Table J3: Impact of derivative instrument contracts on the condensed consolidated statement of operations
(US$ in millions)		Three months ended March 31,		Nine months ended March 31,
Derivative risk category	Condensed Consolidated Statement of Operations location	2025	2024	2025	2024
Interest rate	Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$14	$28	$52	$73
	Income from debt securities, including realized gains and losses on debt securities and associated derivatives	5	10	21	31
	(Loss) income from liquid asset trading activities	(51)	23	(94)	(25)
	Charges on borrowings	(91)	(175)	(392)	(517)
	Other income	3	2	8	18
	Net unrealized gains (losses) on loans, debt securities, borrowings and related derivatives	225	(171)	237	31
Foreign exchange	(Loss) income from liquid asset trading activities	(188)	689	270	614
	Foreign currency transaction (losses) gains on non-trading activities	(1)	3	—	1
	Net unrealized gains (losses) on loans, debt securities, borrowings and related derivatives	1	1	2	(1)
Interest rate and currency	(Loss) income from loans and guarantees, including realized gains and losses on loans and associated derivatives	(6)	5	16	13
	Loss from debt securities, including realized gains and losses on debt securities and associated derivatives	(27)	(7)	(39)	(39)
	(Loss) income from liquid asset trading activities	(67)	112	30	94
	Charges on borrowings	(120)	(213)	(479)	(613)
	Foreign currency transaction gains (losses) on non-trading activities	291	(626)	(659)	(193)
	Other income	1	2	3	3
	Net unrealized gains (losses) on loans, debt securities, borrowings and related derivatives	137	(56)	510	550
Equity related contracts	Gains (losses) from equity investments and associated derivatives	19	8	29	(28)
Credit and other	Net unrealized gains (losses) on loans, debt securities, borrowings and related derivatives	11	(7)	(22)	(16)
	Total	$156	$(372)	$(507)	$(4)
The income related to each derivative risk category includes realized and unrealized gains and losses.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – BORROWINGS
Market borrowings and associated derivatives
IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. For the nine months ended March 31, 2025, IFC borrowed in 19 currencies (21 currencies for the nine months ended March 31, 2024). The currency composition of IFC's market borrowings (excluding borrowings from IDA), before swaps, net of unamortized premiums and discounts, is summarized below:

Table K1: Currency composition – Market borrowings
	March 31, 2025		June 30, 2024
(US$ in millions, except for %)	Amount	As a % of Total	Amount	As a % of Total
Medium and long term (MLT) borrowings
U.S. dollar	$29,796	42.1	$23,204	37.0%
Australian dollar	12,501	17.7	12,028	19.2
Pounds sterling	9,865	14.0	7,352	11.7
Mexican peso	3,973	5.6	4,432	7.1
Swedish kronor	2,077	2.9	1,769	2.8
Others	10,085	14.3	11,623	18.5
Principal at face value - MLT	68,297	96.6%	60,408	96.3%
Short-term borrowings	2,405	3.4	2,308	3.7
Principal at face value - Total	70,702	100%	62,716	100%
Unamortized discounts, net	(2,743)		(3,140)
Fair value adjustments	(3,006)		(3,991)
Carrying amount of market borrowings	$64,953		$55,585
The interest rate composition of IFC's market borrowings (excluding borrowings from IDA), before swaps, is summarized below:

Table K2: Interest rate composition – market borrowings
	March 31, 2025		June 30, 2024
(US$ in millions, except for %)	Amount	Weighted average cost (%)	Amount	Weighted average cost (%)
MLT borrowings
Fixed rate	$61,440	3.6%	$56,612	3.3%
Variable rate	6,857	4.9	3,796	4.7
Principal at face value - MLT	68,297		60,408
Short-term borrowings - Fixed rate	2,405	4.9	2,308	5.0
Principal at face value - Total	70,702		62,716
Unamortized discounts, net	(2,743)		(3,140)
Fair value adjustments	(3,006)		(3,991)
Carrying amount of market borrowings	$64,953		$55,585
As of March 31, 2025, MLT borrowings include $298 million carried at amortized cost ($228 million as of June 30, 2024). The weighted average effective interest rate on MLT borrowings carried at amortized cost was 8.6% (8.0% as of June 30, 2024).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE K – BORROWINGS (continued)
Borrowings from IDA
Borrowings outstanding from IDA are summarized below:

Table K3: Outstanding borrowings from IDA
	March 31, 2025
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)
U.S. dollar	$124	1.8%	$124	4.6%	$124	4.6%
			(124)	(1.8)
Total IDA borrowings outstanding	124		$—		$124	4.6
Fair value adjustments	(11)
Carrying amount of IDA borrowings	$113

Table K3.1:
	June 30, 2024
	IDA Borrowings		Interest rate swap notional principal payable (receivable)		Net currency obligation
(US$ in millions, except for ratios)	Principal amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)	Notional amount	Weighted average cost (%)
U.S. dollar	$185	1.8%	$185	5.6%	$185	5.6%
			(185)	(1.8)
Total IDA borrowings outstanding	185		$—		$185	5.6%
Fair value adjustments	(15)
Carrying amount of IDA borrowings	$170
The weighted average remaining maturity of borrowings from IDA was 4.4 years as of March 31, 2025 (3.6 years as of June 30, 2024).
IFC uses derivatives, reported at fair value, to manage the currency risk and the interest rate risk on its borrowings. The following table summarizes IFC’s borrowing portfolio after derivatives:

Table K4: Borrowing portfolio after swaps
(US$ in millions)	March 31, 2025	June 30, 2024
Borrowings	$65,066	$55,755
Currency and interest rate swap (assets)	(422)	(183)
Currency and interest rate swap liabilities	5,913	6,648
Borrowings after swaps	$70,557	$62,220
After the effect of interest rate and currency swaps, IFC’s borrowings generally reprice within one year.
NOTE L – FAIR VALUE MEASUREMENTS
ASC 820 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity’s principal (or most advantageous) market. IFC categorizes its financial instruments into three levels based on the established fair value hierarchy. For more information regarding the fair value hierarchy and how IFC measures fair value, see Note A – Summary of Significant Accounting Policies in the June 30, 2024 audited financial statements. Readers are cautioned in using these data for purposes of evaluating the financial condition of IFC as the fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.
IFC utilized, where available, comparator, sector and country information, in addition to discounted cash flow models, in valuing its equity investment portfolio as of March 31, 2025. Debt securities and loans accounted for at fair value that do not have available market prices were primarily valued using discounted cash flow approaches and reflected spreads as of March 31, 2025.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
For the following instruments, the significant unobservable inputs and their relationship to the fair valuation movement are listed below:

Table L1: Significant unobservable inputs and its relationship to the fair valuation movement
Instrument	Significant Unobservable Input	Increase in Unobservable Input Results In
IFC Local Currency Borrowings	IFC Yield Curve	Decrease in Fair Value
Interest Rate Swaps (hedging loans and liquid assets)	Yield Curve Points	Increase in Fair Value
Interest Rate Swaps (hedging borrowings)	Yield Curve Points	Decrease in Fair Value
Currency Swaps (hedging loans and liquid assets)	Yield Curve and Exchange Rates	Increase in Fair Value
Currency Swaps (hedging borrowings)	Yield Curve and Exchange Rates	Decrease in Fair Value
Debt Securities and Loans	Discount Rates, Credit Default Spreads	Decrease in Fair Value
	Valuation Multiple, Recovery Rates	Increase in Fair Value
Equity Securities and Equity Related Derivatives	Cost of equity, discounts for lack of marketability, weighted average cost of capital	Decrease in Fair Value
	Growth rates, return on assets, perpetual growth rates, EV/EBITDA, price to book value and other valuation multiples and volatilities	Increase in Fair Value
The methodologies used and key assumptions made to estimate fair values as of March 31, 2025 and June 30, 2024, are summarized below.
Liquid assets – The primary pricing source for the liquid assets is valuations obtained from external pricing services (vendor prices). The most liquid securities in the liquid asset portfolio are U.S. Treasuries. U.S. Treasuries and U.S. Government agency bonds are classified as Level 1. The remaining liquid assets valued using vendor prices are classified as Level 2 or Level 3 based on the results of IFC’s evaluation of the vendor’s pricing methodologies and individual security facts and circumstances. Most vendor prices use some form of matrix pricing methodology to derive the inputs for projecting cash flows or to derive prices. When vendor prices are not available, liquid assets are valued internally by IFC using executable or indicative dealer quotes from the market and these are classified as Level 2 or Level 3 depending on the degree that the inputs are observable in the market.
The critical factors in valuing liquid assets in both Level 2 and Level 3 are the estimation of cash flows and yield. Other significant inputs for valuing corporate securities, quasi-government securities and sovereign or sovereign-guaranteed securities include reported trades, broker/dealer quotes, benchmark securities, option adjusted spread curve, volatilities, and other reference data. In addition to these inputs, valuation models for securitized or collateralized securities use collateral performance inputs, such as weighted average coupon rate, weighted average maturity, conditional prepayment rate, constant default rate, vintage, and credit enhancements.
Liquid assets classified as Level 3 as of March 31, 2025 are detailed below. There were no Level 3 liquid assets as of June 30, 2024.

Table L1: Fair value for liquid assets classified as Level 3
		March 31, 2025
(US$ in millions)	Valuation technique	Fair value
Asset-backed securities	Dealer indicative price	$39
Total		$39
Loans and debt securities – Loans and debt securities in IFC’s investment portfolio that do not have available market prices are primarily valued using discounted cash flow approaches. The majority of loans measured at fair value are classified as Level 3. Certain loans contain embedded conversion and/or income participation features. These features are considered in determining the loans’ fair value based on the quoted market prices or other calculated values of the equity investments into which the loans are convertible and the discounted cash flows of the income participation features. The significant unobservable inputs used in the fair value measurement of loans and debt securities are discount rates, credit default swap spreads, and expected recovery rates. The valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3 as of March 31, 2025 and as of June 30, 2024 are presented below.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L2: Valuation techniques and significant unobservable inputs for loans and debt securities classified as Level 3
March 31, 2025
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities - preferred shares	Discounted cash flows	$63	Discount rate	13.2 - 20.9	16.7
	Market comparables	73	Valuation multiples [a]
	Recent transactions	140
	Other techniques	21
Total preferred shares		297
Other loans and debt securities	Discounted cash flows	10,311	Credit default swap spreads	0.0 -10.4	2.4
			Expected recovery rates	0.0 - 97.5	46.5
	Recent transactions	771
	Other techniques	411
Total other loans and debt securities		11,493
Total		$11,790
________
a Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.

Table L2.1:
June 30, 2024
(US$ in millions)	Valuation technique	Fair value	Significant inputs	Range (%)	Weighted average (%)
Debt securities – preferred shares	Discounted cash flows	$14	Discount rate	10.7 - 16.0	12.4
	Market comparables	47	Valuation multiples [a]
	Recent transactions	158
	Other techniques	19
Total preferred shares		238
Other loans and debt securities	Discounted cash flows	7,550	Credit default swap spreads	0.0 - 20.5	2.7
			Expected recovery rates	0.0 - 95.0	44.1
	Recent transactions	1,677
	Other techniques	416
Total other loans and debt securities		9,643
Total		$9,881
________
a Includes valuation techniques with multiple significant inputs, therefore the range and weighted average are not provided.
Borrowings – Fair values derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate are classified as Level 2. Fair values derived from market source pricing are also classified as Level 2. The significant inputs used in valuing borrowings classified as Level 2 are presented below:

Table L3: Significant inputs used in valuing borrowings classified as Level 2
Classes	Significant Inputs
Structured bonds	Foreign exchange rate and inter-bank yield curves, IFC’s credit curve and swaption volatility matrix, foreign exchange rate volatility, equity spot price, volatility and dividend yield.
Unstructured bonds	Inter-bank yield curve and IFC’s credit curve.
As of March 31, 2025, IFC had bond issuances with a total fair value of $200 million classified as level 3 in Azerbaijani manat, Bangladeshi taka, Jamaican dollars, Mongolian tögrög, and Uzbek sum, where the significant unobservable inputs were yield curve data ($83 million as of June 30, 2024).

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
Derivative instruments – The various classes of derivative instruments include interest rate contracts, foreign exchange contracts, interest rate and currency contracts, equity contracts and other derivative contracts. Certain over the counter derivatives in the liquid asset portfolio priced in-house are classified as Level 2, while certain over the counter derivatives priced using external manager prices are classified as Level 3. Fair values for derivative instruments are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.
The significant inputs used in valuing the various classes of derivative instruments classified as Level 2 and significant unobservable inputs for derivative instruments classified as Level 3 as of March 31, 2025 and June 30, 2024 are presented below:

Table L4: Significant inputs used in valuing the various classes of derivative instruments classified as Level 2
Level 2 derivatives	Significant Inputs
Interest rate	Inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.
Foreign exchange	Foreign exchange rate, inter-bank yield curves and foreign exchange basis curve.
Interest rate and currency	Foreign exchange rate, inter-bank yield curves, foreign exchange basis curve and yield curves specified to index floating rates.

Table L5: Significant inputs used in valuing the various classes of derivative instruments classified as Level 3
(US$ in millions)	March 31, 2025
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$1	Volatilities	*	24.6
	Variable strike price options	115	Contractual strike price [a]
Interest rate swap assets	Vanilla swaps	1	Yield curve points [a]
Interest rate and currency swap assets	Vanilla swaps	125	Yield curve points, exchange rates [a]
Interest rate and currency swap liabilities	Vanilla swaps	(19)	Yield curve points, exchange rates [a]
Total		$223
_________
* No range is provided as all of the projects that use this valuation technique are with the same institution.
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

Table L5.1:
(US$ in millions)	June 30, 2024
Level 3 derivatives	Type	Fair value	Significant inputs	Range (%)	Weighted average (%)
Equity related derivatives	Fixed strike price options	$—	Volatilities	24.3 -28.1	27.8
	Variable strike price options	86	Contractual strike price [a]
Interest rate and currency swap assets	Vanilla swaps	120	Yield curve points, exchange rates [a]
Interest rate and currency swap liabilities	Vanilla swaps	(7)	Yield curve points, exchange rates [a]
Total		$199
_________
a In case of valuation techniques with multiple significant inputs, the range and weighted average are not provided.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
Equity investments – Equity investments valued using quoted prices in active markets are classified as Level 1. Equity investments classified as Level 2 are valued using quoted prices in inactive markets. Equity investments classified as Level 3 are primarily valued using discounted cash flow and market comparable approaches. The significant unobservable inputs include cost of equity, weighted average cost of capital, asset growth rate, return on assets, perpetual growth rate, price to book and market multiples. The valuation techniques and significant unobservable inputs used in fair value measurements categorized within Level 3 of the fair value hierarchy for equity investments that were measured at fair value through net income as of March 31, 2025 and June 30, 2024 are presented below.

Table L6: Valuation techniques and significant unobservable inputs for equity securities classified as Level 3
(US$ in millions)		March 31, 2025
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$305	Cost of equity (%)	12.4 - 34.4	15.5
Institutions			Asset growth rate (%)	(4.9) - 56.6	10.0
			Return on assets (%)	0.4 - 5.3	2.0
			Perpetual growth rate (%)	3.0 - 15.0	5.6
	Market comparables	390	Price to book value	0.3 - 3.7	2.6
			EV/Sales	1.0 - 14.8	6.9
			Other valuation multiples [a]
	Listed price (adjusted)	200	Discount for lack of marketability (%)	20.0 - 30.0	27.2
	Recent transactions	685
	Other techniques	133
	Associated options [b]	25
Total banking and other financial institutions		1,738
Funds	Recent transactions	153
	Other techniques	78
	Market comparables	1
Total funds		232
Others	Discounted cash flows	1,101	Weighted average cost of capital (%)	7.9 - 21.4	11.1
			Cost of equity (%)	10.8 - 32.0	18.0
	Market comparables	426	EV/Sales	0.7 - 19.1	5.6
			EV/EBITDA	5.8 - 20.2	13.8
			Price to book value	0.5 - 2.5	1.6
			Other valuation multiples [a]
	Recent transactions	392
	Other techniques	110
	Associated options [b]	82
Total others		2,111
Total		$4,081
_________
a Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L6.1:
(US$ in millions)		June 30, 2024
Sector	Valuation technique	Fair value	Significant inputs	Range	Weighted average (%)
Banking and other financial	Discounted cash flows	$317	Cost of equity (%)	12.2 - 34.4	15.2
Institutions			Asset growth rate (%)	(8.6) - 56.6	4.5
			Return on assets (%)	(0.6) - 6.2	1.9
			Perpetual growth rate (%)	3.0 - 15.0	5.4
	Market comparables	509	Price to book value	0.3 - 4.9	2.9
			EV/Sales	2.1 - 11.2	7.4
			Other valuation multiples [a]
	Listed price (adjusted)	237	Discount for lack of marketability (%)	20.0 - 30.0	27.6
	Recent transactions	634
	Other techniques	132
	Associated options [b]	46
Total banking and other financial institutions		1,875
Funds	Recent transactions	123
	Market comparables	2
	Other techniques	85
Total funds		210
Others	Discounted cash flows	942	Weighted average cost of capital (%)	7.9 - 26.1	11.8
			Cost of equity (%)	10.8 - 23.9	15.3
	Market comparables	645	EV/Sales	0.7 - 19.1	5.4
			EV/EBITDA	6.2 - 22.0	12.6
			Price to book value	0.6 - 2.2	1.5
			Other valuation multiples [a]
	Recent transactions	480
	Other techniques	96
	Associated option [b]	103
Total others		2,266
Total		$4,351
_________
a Includes price/earnings ratio and price/sales ratio, the range and weighted average are not provided due to the immaterial amounts.
b Fair values for associated options are derived by determining the present value of estimated future cash flows using appropriate discount rates and option specific models where appropriate.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
Fair value of assets and liabilities
Estimated fair values of IFC’s financial assets and liabilities and off-balance sheet financial instruments as of March 31, 2025 and June 30, 2024 are summarized below:

Table L7: Estimated fair values of financial assets, financial liabilities, and off-balance sheet instruments
	March 31, 2025			June 30, 2024
(US$ in millions)	Carrying value		Fair value	Carrying value		Fair value
Financial assets
Cash and due from banks, time deposits, trading securities and securities purchased under resale agreements and receivable for cash collateral pledged	$45,189		$45,189	$40,314		$40,314
Investments:
Loans at amortized cost, net of reserve against losses	39,163		40,574	34,648		35,711
Loans accounted for at fair value under the Fair Value Option	1,915		1,915	1,789		1,789
Total loans	41,078		42,489	36,437		37,500
Equity investments accounted for at fair value	11,306	[a]	11,302	11,121	[a]	11,118
Debt securities accounted for at fair value as available-for-sale	536		536	811		811
Debt securities accounted for at fair value under the Fair Value Option	12,573		12,573	10,378		10,378
Total debt securities	13,109		13,109	11,189		11,189
Total investments	$65,493		$66,900	$58,747		$59,807
Total derivative assets	2,726		2,726	2,954		2,954
Other investment-related financial assets	—		2	—		2
Financial liabilities
Securities sold under repurchase agreements and payable for cash collateral received	$3,754		$3,754	$1,541		$1,541
Market, IBRD, IDA and other borrowings outstanding	65,066		65,066	55,755		55,754
Total derivative liabilities	6,821		6,821	7,356		7,356
_________
a For $4 million as of March 31, 2025 ($3 million as of June 30, 2024) of equity investments primarily accounted for under the cost recovery method, no fair value measurement is provided since the recovery of invested capital is uncertain.
The fair value of loan commitments amounted to $29 million as of March 31, 2025 ($39 million as of June 30, 2024). Fair values of loan commitments are based on present value of loan commitment fees.
Fair value hierarchy
As required by ASC 820, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement: The following tables provide information as of March 31, 2025 and June 30, 2024, about IFC’s financial assets and financial liabilities measured at fair value on a recurring basis.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L8: Fair value hierarchy - Financial assets and liabilities
	March 31, 2025
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time deposits with maturities greater than three months [a]	$—	$2,515	$—	$2,515
Trading securities:
Asset-backed securities	—	5,194	39	5,233
Corporate debt securities [b]	—	3,962	—	3,962
Government obligations	17,350	4,626	—	21,976
Total trading securities	17,350	13,782	39	31,171
Loans	—	114	1,796	1,910
Loans measured at net asset value [c]				5
Total Loans (outstanding principal balance $1,984)	—	114	1,796	1,915
Equity investments:
Banking and other financial institutions	612	3	1,738	2,353
Funds	—	10	232	242
Others	610	39	2,111	2,760
Equity investments measured at net asset value [c]				5,947
Total equity investments	1,222	52	4,081	11,302
Debt securities:
Corporate debt securities	—	2,563	9,018	11,581
Preferred shares	—	—	297	297
Asset-backed securities	—	—	679	679
Debt securities measured at net asset value [c]				552
Total debt securities	—	2,563	9,994	13,109
Derivative assets:
Interest rate	—	536	1	537
Foreign exchange	—	316	—	316
Interest rate and currency	—	1,583	125	1,708
Equity and other	—	—	133	133
Credit and Other derivative contracts	—	32	—	32
Total derivative assets	—	2,467	259	2,726
Total assets at fair value	$18,572	$21,493	$16,169	$62,738
Borrowings:
Structured bonds	$—	$5,176	$—	$5,176
Unstructured bonds	—	56,986	200	57,186
Total borrowings (outstanding principal balance $68,123) [d]	—	62,162	200	62,362
Derivative liabilities:
Interest rate	—	1,775	—	1,775
Foreign exchange	—	138	—	138
Interest rate and currency	—	4,858	19	4,877
Equity and other	—	—	17	17
Credit and Other derivative contracts	—	14	—	14
Total derivative liabilities	—	6,785	36	6,821
Total liabilities at fair value	$—	$68,947	$236	$69,183
_______
a Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b Includes securities priced at par plus accrued interest, which approximates fair value.
c In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheets.

d Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $4.8 billion, with a fair value of $1.6 billion as of March 31, 2025.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L8.1:
	June 30, 2024
(US$ in millions)	Level 1	Level 2	Level 3	Total
Time Deposits with maturities greater than three months [a]	$—	$751	$—	$751
Trading securities:
Asset-backed securities	—	5,058	—	5,058
Corporate debt securities [b]	—	2,429	—	2,429
Government obligations	16,784	4,284	—	21,068
Total trading securities	16,784	11,771	—	28,555
Loans	—	113	1,671	1,784
Loans measured at net asset value [c]	—	—	—	5
Total Loans (outstanding principal balance $1,851)	—	113	1,671	1,789
Equity investments:
Banking and other financial institutions	603	16	1,875	2,494
Funds	—	12	210	222
Others	480	6	2,266	2,752
Equity investments measured at net asset value [c]	—	—	—	5,650
Total equity investments	1,083	34	4,351	11,118
Debt securities:
Corporate debt securities	—	2,437	7,170	9,607
Preferred shares	—	—	238	238
Asset-backed securities	—	—	802	802
Debt securities measured at net asset value [c]				542
Total debt securities	—	2,437	8,210	11,189
Derivative assets:
Interest rate	—	656	—	656
Foreign exchange	—	244	—	244
Interest rate and currency	—	1,787	120	1,907
Equity and other	—	—	96	96
Credit and Other derivative contracts	—	51	—	51
Total derivative assets	—	2,738	216	2,954
Total assets at fair value	$17,867	$17,844	$14,448	$56,356
Borrowings:
Structured bonds	$—	$4,309	$—	$4,309
Unstructured bonds	—	48,827	83	48,910
Total borrowings (outstanding principal balance $60,365) [d]	—	53,136	83	53,219
Derivative liabilities:
Interest rate	—	2,067	—	2,067
Foreign exchange	—	67	—	67
Interest rate and currency	—	5,194	7	5,201
Equity and other	—	—	10	10
Credit and Other derivative contracts	—	11	—	11
Total derivative liabilities	—	7,339	17	7,356
Total liabilities at fair value	$—	$60,475	$100	$60,575
_________
a Time deposits with maturities greater than three months are carried at cost, which approximates fair value and are considered to be level 2.
b Includes securities priced at par plus accrued interest, which approximates fair value.
c In accordance with ASC 820, investments that are measured at fair value using net asset value per share have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in condensed consolidated balance sheets.

d Includes discount notes (not under the short-term Discount Note Program), with original maturities greater than one year, with principal due at maturity of $5.6 billion, with a fair value of $1.7 billion as of June 30, 2024.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
The following tables present the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2025 and March 31, 2024.

Table L9: Carrying value of Level 3 financial assets and financial liabilities
	For the three months ended March 31, 2025
(US$ in millions)	Balance as of January 1, 2025	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2025	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Trading securities:
Asset-backed securities	$—	$—	$—	$39	$—	$—	$39	$—	$—
Total trading securities	—	—	—	39	—	—	39	—	—
Loans	1,787	(19)	—	28	—	—	1,796	(16)	—
Equity investments:
Banking and other financial institutions	1,824	(30)	—	(56)	—	—	1,738	(74)	—
Funds	189	(5)	—	48	—	—	232	(5)	—
Others	2,147	(35)	—	(1)	—	—	2,111	(60)	—
Total equity investments	4,160	(70)	—	(9)	—	—	4,081	(139)	—
Debt securities:
Corporate debt securities	7,708	142	9	414	963	(218)	9,018	164	9
Preferred shares	242	17	(2)	40	—	—	297	17	(2)
Asset-backed securities	614	17	—	(38)	86	—	679	17	—
Total debt securities	8,564	176	7	416	1,049	(218)	9,994	198	7
Derivative assets:
Interest rate and currency	129	(13)	—	10	—	(1)	125	(1)	—
Interest rate	1	—	—	—	—	—	1	—	—
Equity and other	110	14	—	9	—	—	133	24	—
Total derivative assets	240	1	—	19	—	(1)	259	23	—
Total assets at fair value	$14,751	$88	$7	$493	$1,049	$(219)	$16,169	$66	$7
Borrowings:
Unstructured bonds	$(182)	$5	$—	$(27)	$—	$4	$(200)	$5	$—
Total borrowings	(182)	5	—	(27)	—	4	(200)	5	—
Derivative liabilities:
Interest rate and currency	(16)	(2)	—	(2)	—	1	(19)	(6)	—
Equity and other	(12)	5	—	(10)	—	—	(17)	(5)	—
Total derivative liabilities	(28)	3	—	(12)	—	1	(36)	(11)	—
Total liabilities at fair value	$(210)	$8	$—	$(39)	$—	$5	$(236)	$(6)	$—
_________

a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2025.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2025 beginning balance as of March 31, 2025.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L9.1:
	For the nine months ended March 31, 2025
(US$ in millions)	Balance as of July 1, 2024	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2025	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Trading securities:
Asset-backed securities	$—	$—	$—	$64	$—	$(25)	$39	$—	$—
Government and agency obligations	—	1	—	132	—	(133)	—	—	—
Total trading securities	—	1	—	196	—	(158)	39	—	—
Loans	1,671	1	—	124	—	—	1,796	5	—
Equity investments:
Banking and other financial institutions	1,875	(26)	—	(71)	—	(40)	1,738	(125)	—
Funds	210	(9)	—	31	—	—	232	(9)	—
Others	2,266	(111)	—	(62)	21	(3)	2,111	(208)	—
Total equity investments	4,351	(146)	—	(102)	21	(43)	4,081	(342)	—
Debt securities:
Corporate debt securities	7,170	34	39	1,571	1,418	(1,214)	9,018	76	(1)
Preferred shares	238	18	(2)	43	—	—	297	18	(2)
Asset-backed securities	802	(9)	—	(101)	92	(105)	679	(11)	(1)
Total debt securities	8,210	43	37	1,513	1,510	(1,319)	9,994	83	(4)
Derivative assets:
Interest rate and currency	120	(22)	—	30	—	(3)	125	12	—
Interest rate	—	1	—	—	—	—	1	—	—
Equity and other	96	37	—	—	—	—	133	44	—
Total derivative assets	216	16	—	30	—	(3)	259	56	—
Total assets at fair value	$14,448	$(85)	$37	$1,761	$1,531	$(1,523)	$16,169	$(198)	$(4)
Borrowings:
Unstructured bonds	$(83)	$9	$1	$(146)	$—	$19	$(200)	$9	$1
Total borrowings	(83)	9	1	(146)	—	19	(200)	9	1
Derivative liabilities:
Interest rate and currency	(7)	(7)	—	(8)	—	3	(19)	(15)	—
Equity and other	(10)	(7)	—	—	—	—	(17)	(7)	—
Total derivative liabilities	(17)	(14)	—	(8)	—	3	(36)	(22)	—
Total liabilities at fair value	$(100)	$(5)	$1	$(154)	$—	$22	$(236)	$(13)	$1
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2025.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2024 beginning balance as of March 31, 2025.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L9.2:
	For the three months ended March 31, 2024
(US$ in millions)	Balance as of January 1, 2024	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance as of March 31, 2024	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Loans	$1,569	$25	$—	$241	$—	$—	$1,835	$24	$—
Equity investments:
Banking and other financial institutions	1,736	40	—	33	—	(12)	1,797	71	—
Funds	343	15	—	(178)	—	—	180	15	—
Others	2,278	(50)	—	63	—	—	2,291	(67)	—
Total equity investments	4,357	5	—	(82)	—	(12)	4,268	19	—
Debt securities:
Corporate debt securities	7,359	20	13	67	172	(516)	7,115	(11)	4
Preferred shares	244	3	(1)	8	—	—	254	3	(1)
Asset-backed securities	745	3	2	128	—	—	878	3	2
Total debt securities	8,348	26	14	203	172	(516)	8,247	(5)	5
Derivative assets:
Interest rate and currency	106	(3)	—	19	—	(3)	119	18	—
Equity and other	90	9	—	—	—	—	99	4	—
Total derivative assets	196	6	—	19	—	(3)	218	22	—
Total assets at fair value	$14,470	$62	$14	$381	$172	$(531)	$14,568	$60	$5
Borrowings:
Unstructured bonds	$(138)	$6	$—	$(6)	$—	$52	$(86)	$6	$—
Total borrowings	(138)	6	—	(6)	—	52	(86)	6	—
Derivative liabilities:
Interest rate and currency	(15)	(3)	—	4	—	6	(8)	(2)	—
Equity and other	(11)	(1)	—	(1)	—	—	(13)	(1)	—
Total derivative liabilities	(26)	(4)	—	3	—	6	(21)	(3)	—
Total liabilities at fair value	$(164)	$2	$—	$(3)	$—	$58	$(107)	$3	$—
_________
a Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2024.
b Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of January 1, 2024 beginning balance as of March 31, 2024.

INTERNATIONAL FINANCE CORPORATION	Page 88

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L9.3:
	For the nine months ended March 31, 2024
(US$ in millions)	Balance July 1, 2023	Net gains (losses) (realized and unrealized) included in		Purchases, issuances, sales, settlements and others	Transfers into Level 3 [a]	Transfers out of Level 3 [b]	Balance March 31, 2024	Net unrealized gains (losses) included in net income (loss) related to assets / liabilities held at period end	Net unrealized gains (losses) included in OCI related to assets / liabilities held at period end
		Net Income	Other Comprehensive Income
Loans	$1,488	$87	$—	$260	$—	$—	$1,835	$73	$—
Equity investments:
Banking and other financial institutions	1,707	32	—	58	12	(12)	1,797	44	—
Funds	159	16	—	5	—	—	180	18	—
Others	2,335	(76)	—	57	4	(29)	2,291	(155)	—
Total equity investments	4,201	(28)	—	120	16	(41)	4,268	(93)	—
Debt securities:
Corporate debt securities	5,911	64	55	1,145	736	(796)	7,115	71	20
Preferred shares	208	30	(9)	25	—	—	254	19	(7)
Asset-backed securities	723	(69)	61	163	—	—	878	(6)	(1)
Total debt securities	6,842	25	107	1,333	736	(796)	8,247	84	12
Derivative assets:
Interest rate and currency	74	21	—	36	—	(12)	119	58	—
Equity and other	124	(16)	—	(9)	—	—	99	3	—
Total derivative assets	198	5	—	27	—	(12)	218	61	—
Total assets at fair value	$12,729	$89	$107	$1,740	$752	$(849)	$14,568	$125	$12
Borrowings:
Unstructured bonds	$(228)	$13	$—	$(35)	$—	$164	$(86)	$13	$—
Total borrowings	(228)	13	—	(35)	—	164	(86)	13	—
Derivative liabilities:
Interest rate and currency	(10)	(9)	—	(2)	—	13	(8)	(6)	—
Equity and other	(10)	(3)	—	—	—	—	(13)	(3)	—
Total derivative liabilities	(20)	(12)	—	(2)	—	13	(21)	(9)	—
Total liabilities at fair value	$(248)	$1	$—	$(37)	$—	$177	$(107)	$4	$—
_________
a    Transfers into Level 3 are due to lack of observable market data resulting from a decrease in market activity for these securities as of March 31, 2024.
b    Transfers out of Level 3 are due to availability of observable market data resulting from an increase in market activity for these securities that were part of July 1, 2023 beginning balance as of March 31, 2024.

INTERNATIONAL FINANCE CORPORATION	Page 89

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)
The following tables present gross purchases, sales, issuances and settlements related to the changes in the carrying value of IFC’s Level 3 financial assets and financial liabilities for the three and nine months ended March 31, 2025 and March 31, 2024.

Table L10: Gross purchases, sales, issuances and settlements- Level 3 financial assets and financial liabilities
	For the three months ended March 31, 2025
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$39	$—	$—	$—	$39
Total trading securities	39	—	—	—	39
Loans	—	(1)	69	(39)	29
Equity investments:
Banking and other financial institutions	18	(76)	—	2	(56)
Funds	86	(1)	—	(37)	48
Others	107	(46)	—	(62)	(1)
Total equity investments	211	(123)	—	(97)	(9)
Debt securities:
Corporate debt securities	698	—	—	(284)	414
Preferred shares	37	—	—	3	40
Asset-backed securities	—	—	—	(38)	(38)
Total debt securities	735	—	—	(319)	416
Derivative assets:
Interest rate and currency	—	—	11	(1)	10
Equity and other	—	—	—	9	9
Total derivative assets	—	—	11	8	19
Total assets at fair value	$985	$(124)	$80	$(447)	$494
Borrowings:
Unstructured Bonds	$—	$—	$(27)	$—	$(27)
Total Borrowings	—	—	(27)	—	(27)
Derivative liabilities:
Interest rate and currency	—	—	(1)	(1)	(2)
Equity and other	—	—	—	(10)	(10)
Total derivative liabilities	—	—	(1)	(11)	(12)
Total liabilities at fair value	$—	$—	$(28)	$(11)	$(39)

INTERNATIONAL FINANCE CORPORATION	Page 90

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L10.1:
	For the nine months ended March 31, 2025
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Trading securities:
Asset-backed securities	$64	$—	$—	$—	$64
Government and agency obligations	132	—	—	—	132
Total trading securities	196	—	—	—	196
Loans	—	(21)	242	(96)	125
Equity investments:
Banking and other financial institutions	212	(283)	—	—	(71)
Funds	170	(2)	—	(137)	31
Others	291	(202)	—	(151)	(62)
Total equity investments	673	(487)	—	(288)	(102)
Debt securities:
Corporate debt securities	2,527	(19)	—	(937)	1,571
Preferred shares	40	—	—	3	43
Asset-backed securities	61	—	—	(162)	(101)
Total debt securities	2,628	(19)	—	(1,096)	1,513
Derivative assets:
Interest rate and currency	—	—	26	4	30
Total derivative assets	—	—	26	4	30
Total assets at fair value	$3,497	$(527)	$268	$(1,476)	$1,762
Borrowings:
Unstructured Bonds	$—	$—	$(146)	$—	$(146)
Total Borrowings	—	—	(146)	—	(146)
Derivative liabilities:
Interest rate and currency	—	—	(12)	4	(8)
Total derivative liabilities	—	—	(12)	4	(8)
Total liabilities at fair value	$—	$—	$(158)	$4	$(154)

INTERNATIONAL FINANCE CORPORATION	Page 91

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L10.2:
	For the three months ended March 31, 2024
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net
Loans	$—	$—	$263	$(22)	$241
Equity investments:
Banking and other financial institutions	43	(2)	—	(8)	33
Funds	40	—	—	(218)	(178)
Others	80	(22)	—	5	63
Total equity investments	163	(24)	—	(221)	(82)
Debt securities:
Corporate debt securities	263	—	—	(196)	67
Preferred shares	10	—	—	(2)	8
Asset-backed securities	191	—	—	(63)	128
Total debt securities	464	—	—	(261)	203
Derivative assets:
Interest rate and currency	—	—	15	4	19
Total derivative assets	—	—	15	4	19
Total assets at fair value	$627	$(24)	$278	$(500)	$381
Borrowings:
Unstructured Bonds	$—	$—	$(6)	$—	$(6)
Total Borrowings	—	—	(6)	—	(6)
Derivative liabilities:
Interest rate and currency	—	—	—	4	4
Equity and other	—	—	—	(1)	(1)
Total derivative liabilities	—	—	—	3	3
Total liabilities at fair value	$—	$—	$(6)	$3	$(3)

INTERNATIONAL FINANCE CORPORATION	Page 92

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE L – FAIR VALUE MEASUREMENTS (continued)

Table L10.3:
	For the nine months ended March 31, 2024
(US$ in millions)	Purchases	Sales	Issuances	Settlements and others	Net

Loans	$—	$—	$440	$(180)	$260
Equity investments:
Banking and other financial institutions	90	(23)	—	(9)	58
Funds	142	—	—	(137)	5
Others	365	(321)	—	13	57
Total equity investments	597	(344)	—	(133)	120
Debt securities:
Corporate debt securities	1,685	—	—	(540)	1,145
Preferred shares	33	(1)	—	(7)	25
Asset-backed securities	339	—	—	(176)	163
Total debt securities	2,057	(1)	—	(723)	1,333
Derivative assets:
Interest rate and currency	—	—	35	1	36
Equity and other	—	—	—	(9)	(9)
Total derivative assets	—	—	35	(8)	27
Total assets at fair value	$2,654	$(345)	$475	$(1,044)	$1,740
Borrowings:
Unstructured Bonds	$—	$—	$(35)	$—	$(35)
Total Borrowings	—	—	(35)	—	(35)
Derivative liabilities:
Interest rate and currency	—	—	(3)	1	(2)
Total derivative liabilities	—	—	(3)	1	(2)
Total liabilities at fair value	$—	$—	$(38)	$1	$(37)
The following table summarizes the line items on the condensed consolidated statements of operations where gains and losses are reported by major types of financial assets and financial liabilities:

Table L11: Gains and losses reflected in the condensed consolidated statements of operations
Instruments	Line item on the condensed consolidated statements of operations
Trading securities	Income from liquid asset trading activities
Loans	Income from Loans and guarantees including realized gains and losses on loans and associated derivatives
Equity investments	Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives
Debt securities	Income from debt securities and realized gains and losses on debt securities and associated derivatives
Loans, debt securities, borrowings and related derivatives	Net unrealized gains and losses on loans, debt securities, borrowings and related derivatives

INTERNATIONAL FINANCE CORPORATION	Page 93

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – SEGMENT REPORTING
For management purposes, IFC’s business comprises three segments: investment services, treasury services, and upstream and advisory services. The investment services segment consists primarily of lending and investing in debt and equity securities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Upstream and advisory services includes providing advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. Consistent with internal reporting, net income or expense from asset and liability management and client risk management activities in support of investment services is allocated from the treasury segment to the investment services segment.
The performance of investment services, treasury services and upstream and advisory services is assessed by senior management on the basis of net income for each segment, return on assets, and return on capital employed. Upstream and advisory services are primarily assessed based on the level and adequacy of its funding sources (See Note O). IFC’s management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment headcounts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.
The assets of the investment, treasury, and upstream and advisory services segments are detailed in Notes D, C, and O, respectively. An analysis of IFC’s major components of income and expense by business segment for the three and nine months ended March 31, 2025 and March 31, 2024, is provided below:

Table M1: Income and expense by business segment
	For the three months ended March 31, 2025
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$823	$—	$—	$823
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(30)	—	—	(30)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	6	—	—	6
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	196	—	—	196
Release of provision for losses on available-for-sale debt securities	2	—	—	2
Income from liquid asset trading activities	—	596	—	596
Charges on borrowings	(558)	(301)	—	(859)
Upstream and advisory services income	—	—	60	60
Service fees and other income	97	—	—	97
Administrative expenses	(370)	(13)	(36)	(419)
Upstream and advisory services expenses	—	—	(90)	(90)
Other, net	2	—	2	4
Foreign currency transaction gains on non-trading activities	1	—	—	1
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	169	282	(64)	387
Net unrealized losses on loans, debt securities, borrowings and related derivatives	(84)	(73)	—	(157)
Net income (loss)	$85	$209	$(64)	$230

INTERNATIONAL FINANCE CORPORATION	Page 94

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – SEGMENT REPORTING (continued)

Table M1.1 :
	For the nine months ended March 31, 2025
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$2,543	$—	$—	$2,543
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(103)	—	—	(103)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	141	—	—	141
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	611	—	—	611
Release of provision for losses on available-for-sale debt securities	5	—	—	5
Income from liquid asset trading activities	—	1,739	—	1,739
Charges on borrowings	(1,753)	(944)	—	(2,697)
Upstream and advisory services income	—	—	182	182
Service fees and other income	215	—	—	215
Administrative expenses	(1,013)	(37)	(121)	(1,171)
Upstream and advisory services expenses	—	—	(247)	(247)
Other, net	11	1	5	17
Foreign currency transaction losses on non-trading activities	(20)	—	—	(20)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	637	759	(181)	1,215
Net unrealized (losses) gains on loans, debt securities, borrowings and related derivatives	(205)	348	—	143
Net income (loss)	$432	$1,107	$(181)	$1,358

Table M1.2 :
	For the three months ended March 31, 2024
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$860	$—	$—	$860
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(3)	—	—	(3)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	29	—	—	29
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	194	—	—	194
Provision for losses on available-for-sale debt securities	(6)	—	—	(6)
Income from liquid asset trading activities	—	455	—	455
Charges on borrowings	(583)	(369)	—	(952)
Upstream and advisory services income	—	—	62	62
Service fees and other income	98	—	—	98
Administrative expenses	(303)	(12)	(40)	(355)
Upstream and advisory services expenses	—	—	(77)	(77)
Other, net	4	1	3	8
Foreign currency transaction losses on non-trading activities	(27)	—	—	(27)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	263	75	(52)	286
Net unrealized gains on loans, debt securities, borrowings and related derivatives	209	35	—	244
Net income (loss)	$472	$110	$(52)	$530

INTERNATIONAL FINANCE CORPORATION	Page 95

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE M – SEGMENT REPORTING (continued)

Table M1.3 :
	For the nine months ended March 31, 2024
(US$ in millions)	Investment services	Treasury services	Upstream and Advisory services	Total
Income from loans and guarantees, including realized gains and losses on loans and associated derivatives	$2,385	$—	$—	$2,385
Provision for losses on loans, off-balance sheet credit exposures and other receivables	(33)	—	—	(33)
Income from equity investments, including realized and unrealized gains and losses on equity and associated derivatives	71	—	—	71
Income from debt securities, including realized gains and losses on debt securities and associated derivatives	589	—	—	589
Provision for losses on available-for-sale debt securities	(3)	—	—	(3)
Income from liquid asset trading activities	—	1,938	—	1,938
Charges on borrowings	(1,680)	(1,223)	—	(2,903)
Upstream and advisory services income	—	—	180	180
Service fees and other income	244	—	—	244
Administrative expenses	(900)	(37)	(118)	(1,055)
Upstream and advisory services expenses	—	—	(216)	(216)
Other, net	13	2	7	22
Foreign currency transaction losses on non-trading activities	(137)	—	—	(137)
Income (loss) before net unrealized gains and losses on loans, debt securities, borrowings and related derivatives	549	680	(147)	1,082
Net unrealized gains (losses) on loans, debt securities, borrowings and related derivatives	238	(67)	—	171
Net income (loss)	$787	$613	$(147)	$1,253
.

INTERNATIONAL FINANCE CORPORATION	Page 96

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE N – VARIABLE INTEREST ENTITIES
Significant variable interests
IFC has identified investments in 233 VIEs which are not consolidated by IFC but in which it is deemed to hold significant variable interests as of March 31, 2025 (234 investments as of June 30, 2024).
The majority of these VIEs do not involve securitizations or other types of structured financing. IFC is usually the minority investor in these VIEs. These VIEs are mainly: (a) investment funds, where the general partner or fund manager does not have substantive equity at risk, which IFC does not consolidate because it does not have the power to direct the activities of the VIEs that most significantly impact their economic performance and (b) entities whose total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support or whose activities are so narrowly defined by contracts that equity investors are considered to lack decision making ability, which IFC does not consolidate because it does not have the power to control the activities that most significantly impact their economic performance. IFC’s involvement with these VIEs includes investments in equity interests and senior or subordinated interests, guarantees and risk management arrangements.
IFC’s maximum exposure to loss as a result of its investments in these VIEs was $6.8 billion as of March 31, 2025 ($6.5 billion as of June 30, 2024). IFC’s maximum exposure to loss is based on the unlikely event that all of the assets in the VIEs become worthless and incorporates not only potential losses associated with assets recorded on IFC’s condensed consolidated balance sheets (maximum funded exposure) but also potential losses associated with undisbursed commitments (maximum unfunded exposure). The maximum funded exposure represents the balance sheets carrying value of IFC’s investment in the VIE and reflects the initial amount of cash invested in the VIE, adjusted for principal payments received, increases or declines in fair value and any impairment in value recognized in earnings. The maximum exposure of unfunded positions represents the remaining committed but undisbursed amount.
The carrying values and the maximum exposure of IFC’s investment in these VIEs as of March 31, 2025 and June 30, 2024 are as follows:

Table N1: Carrying values and the maximum exposure of investment
Nonconsolidated VIEs	March 31, 2025		June 30, 2024
(US$ in millions)	Carrying Value	Maximum Exposure	Carrying Value	Maximum Exposure
Assets:
Investments
Loans [a]	$1,012	$1,092	$1,136	$1,271
Equity Investments	2,721	3,849	2,402	3,514
Debt Securities	1,686	1,860	1,682	1,731
Derivative Assets [b]	1	1	—	—
Liabilities
Derivative Liabilities [b]	$(60)	$(60)	$(62)	$(62)
Other Off-Balance Sheet Arrangements
Guarantees	Not Applicable	$57	Not Applicable	$39
_________
a The presented carrying value of the loans does not include the associated loan loss reserve of $45 million and $58 million as of March 31, 2025 and June 30, 2024, respectively.
b Represents Client Risk Management arrangements.
IFC transacted with a VIE, of which IFC is the primary beneficiary, to construct an office building at 2100 K Street on land owned by IFC adjacent to its current office premise. IFC commenced occupying the building in March 2019. The building and land, totaling $105 million are included in “Receivables and other assets” on IFC's condensed consolidated balance sheets.

INTERNATIONAL FINANCE CORPORATION	Page 97

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE O – UPSTREAM AND ADVISORY
IFC continues to address increasingly complex development challenges and is enhancing its creating markets strategy by undertaking both Upstream and Advisory activities. Specifically, IFC provides advisory services to government and private sector clients to create markets and mobilize private capital, and engages in early stage project development activities to develop bankable investment projects. IFC also works in collaboration with the World Bank to provide policy advice and develop activities that help create markets and support future transactions in multiple industries, especially in IDA eligible countries and FCS. IFC funds this business line by a combination of cash received from IFC shareholders’ development agencies and other development partners, IFC’s operations via retained earnings and operating budget allocations, as well as fees received from the recipients of the services.
As of March 31, 2025, undisbursed donor funds of $568 million ($575 million as of June 30, 2024) were included in other assets. As the undisbursed donor funds are refundable, a corresponding liability is recorded in other liabilities. IFC’s advisory services funding of $350 million ($360 million as of June 30, 2024) was included in other assets.
The following table summarizes the upstream and advisory services income and expenses including the expenses out of funds sourced from government and other development partners for the three and nine months ended March 31, 2025 and March 31, 2024:

Table O1: Upstream and advisory services income and expenses
	For the three months ended March 31,		For the nine months ended March 31,
(US$ in millions)	2025	2024	2025	2024
Upstream and advisory services income	$60	$62	$182	$180
Upstream and advisory services expenses	90	77	247	216
Sourced from government and other development partners [a]	48	53	157	163
_________
a The funds received from government and other development partners were also recognized as advisory services income in IFC’s condensed consolidated statements of operations.
NOTE P – PENSION AND OTHER POSTRETIREMENT BENEFITS
IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) (collectively “the Pension Plans”) that cover substantially all WBG employees, retirees and their beneficiaries. The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.
IFC uses a June 30th measurement date for its pension and other post-retirement benefit plans. All costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA based upon their employees’ respective participation in the Pension Plans. IDA, IFC, and MIGA reimburse IBRD for their proportionate share of any contributions made to the plans by IBRD. Contributions to the Pension Plans are calculated as a percentage of salary.
The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the three and nine months ended March 31, 2025 and March 31, 2024. For the three and nine months ended March 31, 2025 and March 31, 2024, the service costs of $52 million and $156 million, ($51 million and $153 million) are included in “Administrative expenses”, respectively. The components of net periodic pension cost, other than the service cost component, are included in “Other, net” in the condensed consolidated statement of operations.

INTERNATIONAL FINANCE CORPORATION	Page 98

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE P – PENSION AND OTHER POSTRETIREMENT BENEFITS (continued)

Table P1: Net periodic pension Cost - SRP, RSBP & PEBP
	For the three months ended
	March 31, 2025				March 31, 2024
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Pension Plan Benefit costs
Service cost	$38	$8	$6	$52	$36	$8	$7	$51
Other components
Interest cost	72	10	10	92	63	10	8	81
Expected return on plan assets	(80)	(15)	—	(95)	(74)	(14)	—	(88)
Amortization of unrecognized prior service cost	—	—	1	1	1	—	—	1
Amortization of net unrecognized actuarial gains	—	(4)	—	(4)	—	(4)	—	(4)
Sub total	(8)	(9)	11	(6)	(10)	(8)	8	(10)
Net periodic pension cost	$30	$(1)	$17	$46	$26	$—	$15	$41

Table P1.1:
	For the nine months ended
	March 31, 2025				March 31, 2024
(US$ in millions)	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Pension Plan Benefit costs
Service cost	$111	$25	$20	$156	$106	$25	$22	$153
Other components
Interest cost	217	31	29	277	190	28	25	243
Expected return on plan assets	(239)	(47)	—	(286)	(219)	(43)	—	(262)
Amortization of unrecognized prior service cost	—	—	2	2	1	—	1	2
Amortization of net unrecognized actuarial gains	—	(11)	—	(11)	—	(11)	—	(11)
Sub total	(22)	(27)	31	(18)	(28)	(26)	26	(28)
Net periodic pension cost	$89	$(2)	$51	$138	$78	$(1)	$48	$125

INTERNATIONAL FINANCE CORPORATION	Page 99

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE Q – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL

IFC does not present derivative assets and liabilities or amounts due or owed under resale, repurchase and securities lending transactions related to contracts entered into with the same counterparty under a legally enforceable netting agreement on a net basis on its condensed consolidated balance sheets. The following table provides the gross and net positions of IFC’s derivative contracts, resale, repurchase and securities lending agreements considering amounts and collateral held or pledged in accordance with enforceable counterparty credit support and netting agreements described below. The gross and net positions include derivative assets of $216 million and derivative liabilities of $399 million as of March 31, 2025, related to derivative contracts that are not subject to counterparty credit support or netting agreements. Collateral amounts are included only to the extent of the related net derivative fair values or net resale, repurchase and securities lending agreements amounts.

Table Q1: Gross [a] and net positions of derivative contracts
	March 31, 2025
	Gross amount presented in the condensed consolidated balance sheets		Gross amounts not offset in the condensed consolidated balance sheets
(US$ in millions)			Financial instruments	Collateral received/pledged		Net amount
Derivative assets	$4,297	[a]	$2,150	$442	[b]	$1,705
Total assets	$4,297		$2,150	$442		$1,705

Derivative liabilities	$8,357	[a]	$2,150	$4,246		$1,961
Repurchase and securities lending agreements	3,293		3,293	—		—
Total liabilities	$11,650		$5,443	$4,246		$1,961

Table Q1.1:
	June 30, 2024
	Gross amount presented in the condensed consolidated balance sheets		Gross amounts not offset in the condensed consolidated balance sheets
(US$ in millions)			Financial instruments	Collateral received/pledged		Net amount
Derivative assets	$4,351	[a]	$2,439	$468	[b]	$1,444
Total assets	$4,351		$2,439	$468		$1,444

Derivative liabilities	$8,612	[a]	$2,439	$4,521		$1,652
Repurchase and securities lending agreements	1,051		1,050	—		1
Total liabilities	$9,663		$3,489	$4,521		$1,653
_________
a Gross amount presented in the condensed consolidated balance sheets includes accrued income and expenses.
b Includes cash collateral only as of March 31, 2025 and June 30, 2024 respectively.
IFC’s derivative contracts with market counterparties are entered into under standardized master agreements published by the International Swaps and Derivatives Association (ISDA) Agreements. ISDA Agreements provide for a single lump sum settlement amount upon the early termination of transactions following a default or termination event whereby amounts payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party. This setoff effectively reduces any amount payable by the non-defaulting party to the defaulting party.
IFC’s ISDA Agreements are appended by a Credit Support Annex (CSA) that provides for the receipt, and in some cases, posting, of collateral in the form of cash, U.S. Treasury securities or U.K. gilts to reduce mark-to-market exposure among derivative market counterparties. IFC recognizes cash collateral received and a corresponding liability on its balance sheets for the obligation to return it. Securities received as collateral are not recognized on IFC’s balance sheets. Since October 2023, IFC started posting securities as collateral. IFC recognizes a receivable on its balance sheets for its rights to cash collateral posted. In accordance with the CSAs, IFC may rehypothecate securities received as collateral, subject to the obligation to return such collateral and any related distributions received. In the event of a counterparty default, IFC may exercise certain rights and remedies, including the right to set off any amounts

INTERNATIONAL FINANCE CORPORATION	Page 100

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
NOTE Q – OFFSETTING OF DERIVATIVES, RESALE, REPURCHASE AND SECURITIES LENDING AGREEMENTS AND COLLATERAL (continued)
payable by the counterparty against any collateral held by IFC and the right to liquidate any collateral held. As of March 31, 2025 and June 30, 2024, no collateral was rehypothecated under securities lending agreements. The table below summarizes IFC's collateral pledged and received under CSAs as of March 31, 2025, and June 30, 2024:

Table Q2: Collateral pledged and received under CSA
(US$ in millions)	March 31, 2025	June 30, 2024
Cash collateral received	$482	$498
Cash collateral pledged	1,519	1,220
Trading securities pledged (fair value)	2,817	3,378
Under certain CSA’s IFC is not required to pledge collateral unless its credit rating is downgraded from its current AAA/Aaa. The aggregate fair value of derivatives containing such a credit risk-linked contingent feature in a net liability position was $149 million as of March 31, 2025 ($91 million as of June 30, 2024). As of March 31, 2025, IFC had no collateral posted under these agreements. If IFC’s credit rating were to be downgraded from its current AAA/Aaa to AA+/Aa1 or below, then collateral in the amount of $67 million would be required to be posted against net liability positions with counterparties as of March 31, 2025 ($63 million as of June 30, 2024).
IFC’s resale, repurchase and securities lending transactions are entered into with counterparties under industry standard master netting agreements which generally provide the right to offset amounts owed one another with respect to multiple transactions under such master netting agreement and liquidate the purchased or borrowed securities in the event of counterparty default. IFC had no securities held as collateral under these master netting agreements as of March 31, 2025 and June 30, 2024.
The following table presents an analysis of IFC’s repurchase agreements by (1) class of collateral pledged and (2) their remaining contractual maturity as of March 31, 2025 and June 30, 2024:

Table Q3: Repurchase Agreements – Categorized by remaining contractual maturity
	Remaining Contractual Maturity of the Agreements – March 31, 2025
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$613	$1,300	$1,380	$3,293
Total Repurchase agreements	$—	$613	$1,300	$1,380	$3,293
	Plus cash collateral payable				482
	less accrued interest on cash collateral and repos, net.				(21)
Securities sold under repurchase agreements and payable for cash collateral received					$3,754

Table Q3.1:
	Remaining Contractual Maturity of the Agreements – June 30, 2024
(US$ in millions)	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Repurchase agreements
U.S. Treasury securities	$—	$191	$331	$529	$1,051
Total Repurchase agreements	$—	$191	$331	$529	$1,051
	Plus cash collateral payable				498
	less accrued interest on cash collateral and repos, net.				(8)
Securities sold under repurchase agreements and payable for cash collateral received					$1,541
As of both March 31, 2025 and June 30, 2024, IFC has no repurchase-to-maturity transactions nor securities lending transactions outstanding.
NOTE R – CONTINGENCIES
From time to time, IFC may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IFC has been named as a defendant or co-defendant, as of and for the nine months ended March 31, 2025, is not expected to have a material adverse effect on IFC’s financial position, results of operations or cash flows.

INTERNATIONAL FINANCE CORPORATION	Page 101

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
September 30, 2024
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_06XXXXX	AUD	125,000,000	82,475,000	3.20	24-Jul-24
25_09XXXXX	AUD	100,000,000	65,620,000	3.15	26-Jul-24
25_12XXXXX	AUD	25,000,000	16,321,250	3.64	01-Aug-24
25_18XXXXX	AUD	50,000,000	32,877,500	3.64	09-Aug-24
	Sum Of Notional	300,000,000	197,293,750
25_10XXXXX	AZN	43,000,000	25,294,118	6.75	30-Jul-24
25_25XXXXX	AZN	68,000,000	40,000,000	6.60	03-Sep-24
	Sum Of Notional	111,000,000	65,294,118
25_15XXXXX	BRL	75,000,000	13,038,830	10.75	02-Aug-24
25_14XXXXX	BRL	75,000,000	13,092,661	—	05-Aug-24
25_19XXXXX	BRL	50,000,000	9,078,117	10.75	12-Aug-24
25_20XXXXX	BRL	50,000,000	9,137,343	10.75	19-Aug-24
25_40XXXXX	BRL	50,000,000	9,132,587	10.75	26-Sep-24
	Sum Of Notional	300,000,000	53,479,538
25_02XXXXX	GBP	500,000,000	640,400,000	4.25	10-Jul-24
25_05XXXXX	GBP	35,000,000	45,468,500	4.25	18-Jul-24
25_08XXXXX	GBP	50,000,000	64,377,500	5.50	25-Jul-24
25_11XXXXX	GBP	25,000,000	32,138,750	4.25	30-Jul-24
25_13XXXXX	GBP	75,000,000	95,853,750	5.50	01-Aug-24
25_16XXXXX	GBP	45,000,000	57,096,000	4.25	06-Aug-24
25_17XXXXX	GBP	25,000,000	31,726,250	5.50	08-Aug-24
25_21XXXXX	GBP	250,000,000	326,012,500	4.13	21-Aug-24
25_24XXXXX	GBP	25,000,000	32,931,250	4.25	30-Aug-24
25_29XXXXX	GBP	125,000,000	163,493,750	4.13	09-Sep-24
25_31XXXXX	GBP	300,000,000	391,545,000	3.88	12-Sep-24
25_32XXXXX	GBP	90,000,000	118,903,500	4.13	17-Sep-24
25_36XXXXX	GBP	25,000,000	33,211,250	4.25	20-Sep-24
	Sum Of Notional	1,570,000,000	2,033,158,000
25_03XXXXX	MXN	250,000,000	14,017,382	7.75	10-Jul-24
	Sum Of Notional	250,000,000	14,017,382
25_500XXXX	RWF	13,293,000,000	10,109,130	10.50	26-Jul-24
	Sum Of Notional	13,293,000,000	10,109,130
25_30XXXXX	SEK	2,600,000,000	250,955,562	2.13	12-Sep-24
25_33XXXXX	SEK	400,000,000	39,306,437	2.13	18-Sep-24
	Sum Of Notional	3,000,000,000	290,261,999
24_126XXXX	USD	2,000,000,000	2,000,000,000	4.25	02-Jul-24
25_01XXXXX	USD	50,000,000	50,000,000	4.71	09-Jul-24
25_07XXXXX	USD	50,000,000	50,000,000	4.30	25-Jul-24
25_22XXXXX	USD	25,000,000	25,000,000	3.92	22-Aug-24
New Medium and Long-Term Market Borrowings

INTERNATIONAL FINANCE CORPORATION	Page 102

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_23XXXXX	USD	15,000,000	15,000,000	3.91	23-Aug-24
25_26XXXXX	USD	12,000,000	12,000,000	3.92	29-Aug-24
25_27XXXXX	USD	800,000,000	800,000,000	5.24	29-Aug-24
25_28XXXXX	USD	100,000,000	100,000,000	5.24	06-Sep-24
25_35XXXXX	USD	150,000,000	150,000,000	3.58	19-Sep-24
25_34XXXXX	USD	65,000,000	65,000,000	3.55	20-Sep-24
25_37XXXXX	USD	50,000,000	50,000,000	3.58	24-Sep-24
25_38XXXXX	USD	150,000,000	150,000,000	3.68	25-Sep-24
25_39XXXXX	USD	50,000,000	50,000,000	3.55	25-Sep-24
25_41XXXXX	USD	50,000,000	50,000,000	3.56	30-Sep-24
	Sum Of Notional	3,567,000,000	3,567,000,000
25_04XXXXX	UZS	325,000,000,000	25,791,440	17.50	19-Jul-24
25_501XXXX	UZS	250,820,790,000	19,843,401	16.95	08-Aug-24
	Sum Of Notional	575,820,790,000	45,634,841

TOTAL NEW MARKET BORROWINGS			6,276,248,758

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
20_04XXXXX	AUD	750,000,000	499,650,000	1.45	22-Jul-24
22_13XXXXX	AUD	350,000,000	233,170,000	1.45	22-Jul-24
22_65XXXXX	AUD	200,000,000	133,240,000	1.45	22-Jul-24
	Sum Of Notional	1,300,000,000	866,060,000
19_201XXXX	BRL	200,000,000	36,381,496	6.75	27-Aug-24
21_175XXXX	BRL	50,000,000	9,095,374	6.75	27-Aug-24
21_98XXXXX	BRL	100,000,000	18,190,748	6.75	27-Aug-24
22_26XXXXX	BRL	50,000,000	9,095,374	6.75	27-Aug-24
	Sum Of Notional	400,000,000	72,762,992
20_34XXXXX	CAD	750,000,000	552,221,772	1.38	13-Sep-24
	Sum Of Notional	750,000,000	552,221,772
24_02XXXXX	CLP	8,600,000,000	9,200,026	7.52	05-Jul-24
	Sum Of Notional	8,600,000,000	9,200,026
23_42XXXXX	CNY	300,000,000	41,311,787	2.68	15-Jul-24
23_37XXXXX	CNY	300,000,000	42,465,850	2.37	19-Sep-24
	Sum Of Notional	600,000,000	83,777,637
24_10XXXXX	HKD	300,000,000	38,554,712	4.65	05-Aug-24
24_19XXXXX	HKD	120,000,000	15,391,818	4.60	22-Aug-24
	Sum Of Notional	420,000,000	53,946,530
23_02XXXXX	HUF	22,000,000,000	61,367,662	9.50	15-Jul-24
Medium and Long-Term Matured Market Borrowings

INTERNATIONAL FINANCE CORPORATION	Page 103

Reporting to SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
23_05XXXXX	HUF	30,000,000,000	82,738,079	11.00	25-Jul-24
	Sum Of Notional	52,000,000,000	144,105,741
15_78_B3XX	JPY	500,000,000	3,095,113	2.75	10-Jul-24
14_111_B1X	JPY	500,000,000	3,094,921	3.00	11-Jul-24
	Sum Of Notional	1,000,000,000	6,190,034
19_519XXXX	KZT	659,769,257	1,381,716	8.30	18-Jul-24
22_36XXXXX	KZT	7,500,000,000	15,600,300	8.50	16-Sep-24
22_57XXXXX	KZT	3,500,000,000	7,280,140	8.50	16-Sep-24
	Sum Of Notional	11,659,769,257	24,262,156
22_25_B1XX	MXN	1,000,000,000	51,410,313	—	23-Aug-24
	Sum Of Notional	1,000,000,000	51,410,313
20_09XXXXX	NZD	600,000,000	352,920,000	1.75	29-Jul-24
20_197XXXX	NZD	65,000,000	38,233,000	1.75	29-Jul-24
	Sum Of Notional	665,000,000	391,153,000
18_718_1XX	PHP	165,641,920	2,982,927	6.34	19-Sep-24
	Sum Of Notional	165,641,920	2,982,927
23_09XXXXX	RON	90,000,000	19,757,206	8.15	08-Aug-24
	Sum Of Notional	90,000,000	19,757,206
21_213XXXX	USD	100,000,000	100,000,000	0.38	01-Jul-24
23_44XXXXX	USD	50,000,000	50,000,000	4.42	17-Jul-24
24_12XXXXX	USD	12,000,000	12,000,000	5.10	09-Aug-24
15_20XXXXX	USD	100,000,000	100,000,000	2.70	20-Aug-24
21_150XXXX	USD	30,000,000	30,000,000	0.25	22-Aug-24
23_57XXXXX	USD	10,000,000	10,000,000	4.70	28-Aug-24
23_151XXXX	USD	100,000,000	100,000,000	4.33	03-Sep-24
22_23XXXXX	USD	75,000,000	75,000,000	0.47	03-Sep-24
22_32XXXXX	USD	25,000,000	25,000,000	0.43	10-Sep-24
22_41XXXXX	USD	35,000,000	35,000,000	0.44	23-Sep-24
	Sum Of Notional	537,000,000	537,000,000

TOTAL MATURED MARKET BORROWINGS			2,814,830,334

Matured IBRD and IDA Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_30XXXXX	USD	33,910,760	33,910,760	1.84	16-Sep-24
	Sum Of Notional	33,910,760	33,910,760

TOTAL MATURED IBRD AND IDA BORROWINGS			33,910,760

Net increase in Short-term Borrowings for the quarter ended September 30, 2024			25,458,522

INTERNATIONAL FINANCE CORPORATION	Page 104

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
December 31, 2024
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_47XXXXX	AUD	14,000,000	9,375,100	4.20	17-Oct-24
25_55XXXXX	AUD	24,000,000	15,618,000	5.73	29-Nov-24
25_58XXXXX	AUD	700,000,000	450,695,000	4.90	05-Dec-24
	Sum Of Notional	738,000,000	475,688,100
25_503XXXX	AZN	33,999,000	19,999,412	7.55	16-Dec-24
	Sum Of Notional	33,999,000	19,999,412
25_46XXXXX	BRL	325,000,000	57,492,106	10.75	16-Oct-24
25_50XXXXX	BRL	100,000,000	17,572,839	10.75	23-Oct-24
25_59XXXXX	BRL	100,000,000	16,421,035	10.75	09-Dec-24
	Sum Of Notional	525,000,000	91,485,980
25_60XXXXX	CLP	15,000,000,000	15,436,863	5.00	10-Dec-24
	Sum Of Notional	15,000,000,000	15,436,863
25_49XXXXX	CNY	638,000,000	89,596,675	2.00	22-Oct-24
25_57XXXXX	CNY	553,000,000	76,129,903	2.00	06-Dec-24
	Sum Of Notional	1,191,000,000	165,726,578
25_43XXXXX	GBP	125,000,000	163,643,750	4.13	10-Oct-24
25_48XXXXX	GBP	25,000,000	32,556,250	4.13	21-Oct-24
	Sum Of Notional	150,000,000	196,200,000
25_56XXXXX	MNT	102,500,000,000	29,970,760	9.20	29-Nov-24
	Sum Of Notional	102,500,000,000	29,970,760
25_502XXXX	RWF	17,991,480,000	13,108,069	10.50	13-Nov-24
	Sum Of Notional	17,991,480,000	13,108,069
25_61XXXXX	SEK	2,000,000,000	182,980,943	2.31	17-Dec-24
	Sum Of Notional	2,000,000,000	182,980,943
25_42XXXXX	USD	165,000,000	165,000,000	5.30	03-Oct-24
25_44XXXXX	USD	120,000,000	120,000,000	5.30	11-Oct-24
25_45XXXXX	USD	25,000,000	25,000,000	3.96	17-Oct-24
25_51YYYYY	USD	50,000,000	50,000,000	5.30	28-Oct-24
25_52XXXXX	USD	100,000,000	100,000,000	4.52	13-Nov-24
25_53XXXXX	USD	40,000,000	40,000,000	4.33	14-Nov-24
25_54XXXXX	USD	50,000,000	50,000,000	4.60	20-Nov-24
25_62XXXXX	USD	90,000,000	90,000,000	4.16	20-Dec-24
	Sum Of Notional	640,000,000	640,000,000

TOTAL NEW MARKET BORROWINGS			1,830,596,705

INTERNATIONAL FINANCE CORPORATION	Page 105

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
20_64XXXXX	AUD	2,594,000	1,713,467	0.81	28-Oct-24
	Sum Of Notional	2,594,000	1,713,467
24_30XXXXX	AZN	17,000,000	10,000,000	6.00	06-Dec-24
24_37XXXXX	AZN	18,700,000	11,000,000	6.00	06-Dec-24
	Sum Of Notional	35,700,000	21,000,000
20_53XXXXX	BRL	20,000,000	3,479,350	3.50	13-Nov-24
18_109XXXX	BRL	46,000,000	7,937,741	0.50	18-Nov-24
21_59_B1XX	BRL	59,900,000	10,424,280	—	19-Nov-24
	Sum Of Notional	125,900,000	21,841,371
21_103XXXX	CLP	25,000,000,000	25,238,504	0.50	23-Dec-24
22_110XXXX	CLP	25,000,000,000	25,238,504	0.50	23-Dec-24
	Sum Of Notional	50,000,000,000	50,477,008
24_39XXXXX	CNY	652,000,000	91,643,182	3.00	15-Oct-24
24_54XXXXX	CNY	537,000,000	74,244,079	2.45	12-Nov-24
	Sum Of Notional	1,189,000,000	165,887,261
23_13XXXXX	GBP	250,000,000	317,675,000	2.88	18-Dec-24
	Sum Of Notional	250,000,000	317,675,000
20_579XXXX	GEL	100,000,000	35,842,294	9.41	27-Dec-24
	Sum Of Notional	100,000,000	35,842,294
24_51XXXXX	HKD	100,000,000	12,863,887	4.50	08-Nov-24
	Sum Of Notional	100,000,000	12,863,887
15_508XXXX	INR	1,500,000,000.00	17,844,928	7.97	19-Oct-24
15_510YYYY	INR	1,280,000,000	15,186,659	6.30	25-Nov-24
17_510XXXX	INR	6,670,000,000	79,136,733	6.30	25-Nov-24
17_510_2XX	INR	5,000,000,000	59,322,889	6.30	25-Nov-24
17_510_3XX	INR	1,000,000,000.00	11,864,578	6.30	25-Nov-24
17_510_4XX	INR	10,100,000,000.00	119,832,235	6.30	25-Nov-24
17_510_5XX	INR	6,100,000,000.00	72,373,924	6.30	25-Nov-24
18_510XXXX	INR	10,000,000,000	118,645,777	6.30	25-Nov-24
18_510_2XX	INR	5,500,000,000	65,255,177	6.30	25-Nov-24
18_510_3XX	INR	3,200,000,000	37,966,649	6.30	25-Nov-24
	Sum Of Notional	50,350,000,000	597,429,549
15_70XXXXX	JPY	400,000,000	2,603,065	0.10	18-Dec-24
	Sum Of Notional	400,000,000	2,603,065
24_654XXXX	KZT	822,294,000	1,569,263	13.90	17-Dec-24
	Sum Of Notional	822,294,000	1,569,263
22_549XXXX	LKR	90,918,180	312,702	8.00	16-Dec-24
	Sum Of Notional	90,918,180	312,702
20_63XXXXX	NOK	500,000,000	45,634,595	1.63	29-Oct-24
20_74XXXXX	NOK	250,000,000	22,817,297	1.63	29-Oct-24
	Sum Of Notional	750,000,000	68,451,892
20_47XXXXX	PEN	35,000,000	9,395,847	3.25	07-Oct-24

INTERNATIONAL FINANCE CORPORATION	Page 106

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
	Sum Of Notional	35,000,000	9,395,847
20_69XXXXX	RON	14,900,000	3,252,884	2.85	01-Nov-24
	Sum Of Notional	14,900,000	3,252,884
22_78XXXXX	RUB	581,000,000	5,927,967	7.25	12-Nov-24
	Sum Of Notional	581,000,000	5,927,967
20_52XXXXX	USD	2,000,000,000	2,000,000,000	1.38	16-Oct-24
20_65XXXXX	USD	2,695,000	2,695,000	1.20	28-Oct-24
21_63XXXXX	USD	25,000,000	25,000,000	0.39	04-Nov-24
21_72XXXXX	USD	50,000,000	50,000,000	0.43	19-Nov-24
22_100XXXX	USD	100,000,000	100,000,000	0.91	02-Dec-24
23_45XXXXX	USD	25,000,000	25,000,000	4.63	24-Oct-24
22_69XXXXX	USD	25,000,000	25,000,000	0.68	29-Oct-24
23_52_B1XX	USD	15,120,000	15,120,000	5.00	15-Nov-24
24_50_B1XX	USD	100,000,000	100,000,000	5.45	29-Nov-24
	Sum Of Notional	2,342,815,000	2,342,815,000
20_71XXXXX	UYU	120,000,000	2,880,115	10.00	04-Nov-24
	Sum Of Notional	120,000,000	2,880,115
22_55XXXXX	UZS	425,000,000,000	33,196,750	11.00	18-Oct-24
	Sum Of Notional	425,000,000,000	33,196,750
16_77XXXXX	ZAR	1,000,000,000	55,444,820	8.72	10-Dec-24
	Sum Of Notional	1,000,000,000	55,444,820

TOTAL MATURED MARKET BORROWINGS			3,750,580,142

Net increase in Short-term Borrowings for the quarter ended December 31, 2024			400,570,834

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.

INTERNATIONAL FINANCE CORPORATION	Page 107

Reporting to SEC on New and Matured Borrowings

Quarter Ending Date
March 31, 2025
New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_70XXXXX	AUD	1,000,000,000	619,750,000	4.45	17-Jan-25
25_102XXXX	AUD	1,200,000,000	746,220,000	4.50	28-Feb-25
	Sum Of Notional	2,200,000,000	1,365,970,000
25_85XXXXX	AZN	12,000,000	7,058,824	7.50	10-Feb-25
	Sum Of Notional	12,000,000	7,058,824
25_64XXXXX	BRL	325,000,000	54,050,458	11.50	16-Jan-25
25_69XXXXX	BRL	200,000,000	33,261,820	10.75	16-Jan-25
25_78XXXXX	BRL	100,000,000	17,071,838	—	29-Jan-25
25_91XXXXX	BRL	75,000,000	13,129,677	10.75	18-Feb-25
25_101XXXX	BRL	350,000,000	60,303,239	12.75	27-Feb-25
25_110XXXX	BRL	250,000,000	43,109,023	12.75	13-Mar-25
	Sum Of Notional	1,300,000,000	220,926,055
25_76XXXXX	CHF	155,000,000	170,161,379	0.64	12-Feb-25
	Sum Of Notional	155,000,000	170,161,379
25_73XXXXX	COP	225,000,000,000	52,120,735	10.00	22-Jan-25
	Sum Of Notional	225,000,000,000	52,120,735
25_96XXXXX	DOP	250,000,000	4,010,266	7.50	26-Feb-25
	Sum Of Notional	250,000,000	4,010,266
25_72XXXXX	GBP	750,000,000	914,700,000	4.50	17-Jan-25
25_79XXXXX	GBP	65,000,000	80,726,750	4.50	29-Jan-25
25_81XXXXX	GBP	25,000,000	31,025,000	4.25	31-Jan-25
25_88XXXXX	GBP	25,000,000	31,187,500	4.50	13-Feb-25
25_94XXXXX	GBP	25,000,000	31,523,750	4.50	20-Feb-25
25_106XXXX	GBP	100,000,000	127,410,000	4.25	04-Mar-25
25_107XXXX	GBP	135,000,000	173,110,500	4.50	05-Mar-25
25_109XXXX	GBP	100,000,000	129,565,000	4.25	13-Mar-25
25_118XXXX	GBP	120,000,000	155,598,000	4.25	24-Mar-25
	Sum Of Notional	1,345,000,000	1,674,846,500
25_97XXXXX	HKD	100,000,000	12,862,977	3.67	27-Feb-25
25_99XXXXX	HKD	100,000,000	12,862,977	3.71	27-Feb-25
25_114XXXX	HKD	400,000,000	51,465,811	3.46	20-Mar-25
25_117XXXX	HKD	300,000,000	38,594,392	3.51	24-Mar-25
	Sum Of Notional	900,000,000	115,786,157
25_66XXXXX	MXN	250,000,000	12,050,516	7.75	21-Jan-25
25_84XXXXX	MXN	2,000,000,000	97,880,639	—	04-Feb-25
25_87XXXXX	MXN	105,000,000	5,107,712	9.00	12-Feb-25
	Sum Of Notional	2,355,000,000	115,038,867

INTERNATIONAL FINANCE CORPORATION	Page 108

Reporting to SEC on New and Matured Borrowings

New Medium and Long-Term Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date
25_71XXXXX	NOK	2,000,000,000	177,716,170	4.16	22-Jan-25
	Sum Of Notional	2,000,000,000	177,716,170
25_98XXXXX	RON	60,000,000	12,645,689	6.00	26-Feb-25
	Sum Of Notional	60,000,000	12,645,689
25_83XXXXX	SEK	500,000,000	45,236,997	1.13	04-Feb-25
	Sum Of Notional	500,000,000	45,236,997
25_63XXXXX	USD	40,000,000	40,000,000	4.54	15-Jan-25
25_65XXXXX	USD	465,000,000	465,000,000	4.75	16-Jan-25
25_68XXXXX	USD	185,000,000	185,000,000	4.50	16-Jan-25
25_67XXXXX	USD	32,000,000	32,000,000	4.64	17-Jan-25
25_75XXXXX	USD	2,000,000,000	2,000,000,000	4.50	21-Jan-25
25_74XXXXX	USD	50,000,000	50,000,000	4.67	23-Jan-25
25_80XXXXX	USD	300,000,000	300,000,000	4.75	29-Jan-25
25_77XXXXX	USD	50,000,000	50,000,000	5.39	05-Feb-25
25_86XXXXX	USD	50,000,000	50,000,000	4.30	07-Feb-25
25_89XXXXX	USD	1,000,000,000	1,000,000,000	4.70	13-Feb-25
25_90XXXXX	USD	200,000,000	200,000,000	4.50	14-Feb-25
25_92XXXXX	USD	50,000,000	50,000,000	4.55	18-Feb-25
25_93XXXXX	USD	100,000,000	100,000,000	4.77	25-Feb-25
25_95XXXXX	USD	30,000,000	30,000,000	4.71	26-Feb-25
25_100XXXX	USD	100,000,000	100,000,000	4.85	27-Feb-25
25_104XXXX	USD	100,000,000	100,000,000	4.83	28-Feb-25
25_103XXXX	USD	22,000,000	22,000,000	4.80	04-Mar-25
25_108XXXX	USD	150,000,000	150,000,000	4.70	05-Mar-25
25_111XXXX	USD	100,000,000	100,000,000	4.38	13-Mar-25
25_112XXXX	USD	50,000,000	50,000,000	4.57	17-Mar-25
25_113XXXX	USD	50,000,000	50,000,000	4.59	19-Mar-25
25_116XXXX	USD	40,000,000	40,000,000	4.05	21-Mar-25
25_115XXXX	USD	9,000,000	9,000,000	3.92	24-Mar-25
25_119XXXX	USD	50,000,000	50,000,000	4.70	24-Mar-25
25_120XXXX	USD	150,000,000	150,000,000	4.00	27-Mar-25
25_121XXXX	USD	200,000,000	200,000,000	4.70	31-Mar-25
	Sum Of Notional	5,573,000,000	5,573,000,000
25_82XXXXX	UZS	260,000,000,000	20,022,610	15.00	05-Feb-25
	Sum Of Notional	260,000,000,000	20,022,610
25_105XXXX	ZAR	500,000,000	26,979,849	8.25	04-Mar-25
	Sum Of Notional	500,000,000	26,979,849

TOTAL NEW MARKET BORROWINGS			9,581,520,098

INTERNATIONAL FINANCE CORPORATION	Page 109

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
23_600_1XX	AZN	4,372,740	2,572,200	6.00	15-Jan-25
23_600_2XX	AZN	4,129,810	2,429,300	6.00	15-Jan-25
	Sum Of Notional	8,502,550	5,001,500
20_589XXXX	BDT	800,000,000	6,584,362	7.10	12-Feb-25
	Sum Of Notional	800,000,000	6,584,362
16_134XXXX	BRL	30,000,000	5,180,274	—	10-Mar-25
	Sum Of Notional	30,000,000	5,180,274
18_216XXXX	CNY	18,600,000	2,545,853	3.85	10-Feb-25
	Sum Of Notional	18,600,000	2,545,853
24_79XXXXX	DOP	500,000,000	8,020,533	7.50	26-Feb-25
	Sum Of Notional	500,000,000	8,020,533
19_54XXXXX	GBP	500,000,000	645,975,000	1.38	07-Mar-25
20_42XXXXX	GBP	225,000,000	290,688,750	1.38	07-Mar-25
22_33XXXXX	GBP	50,000,000	64,597,500	1.38	07-Mar-25
22_45XXXXX	GBP	25,000,000	32,298,750	1.38	07-Mar-25
22_47XXXXX	GBP	30,000,000	38,758,500	1.38	07-Mar-25
22_49XXXXX	GBP	30,000,000	38,758,500	1.38	07-Mar-25
22_54XXXXX	GBP	50,000,000	64,597,500	1.38	07-Mar-25
22_56XXXXX	GBP	25,000,000	32,298,750	1.38	07-Mar-25
22_66XXXXX	GBP	65,000,000	83,976,750	1.38	07-Mar-25
	Sum Of Notional	1,000,000,000	1,291,950,000
24_31XXXXX	HKD	90,000,000	11,583,235	4.32	11-Mar-25
24_33XXXXX	HKD	300,000,000	38,602,338	4.43	13-Mar-25
	Sum Of Notional	390,000,000	50,185,573
15_81XXXXX	JPY	1,000,000,000	6,467,678	0.10	03-Feb-25
15_82XXXXX	JPY	500,000,000	3,233,839	0.10	03-Feb-25
15_112XXXX	JPY	600,000,000	4,049,676	0.10	13-Mar-25
15_132XXXX	JPY	300,000,000	2,002,938	0.98	19-Mar-25
15_133XXXX	JPY	1,100,000,000	7,352,450	0.10	24-Mar-25
15_134XXXX	JPY	500,000,000	3,342,023	0.10	24-Mar-25
	Sum Of Notional	4,000,000,000	26,448,604
19_519XXXX	KZT	659,769,257	1,259,522	8.30	21-Jan-25
	Sum Of Notional	659,769,257	1,259,522
19_147XXXX	MXN	20,000,000	971,128	—	06-Feb-25
21_127_B1X	MXN	1,560,000,000	75,613,084	—	10-Feb-25
19_186XXXX	MXN	100,000,000	4,908,228	—	14-Feb-25
	Sum Of Notional	1,680,000,000	81,492,440
18_718_1XX	PHP	165,641,920	2,893,839	6.34	20-Mar-25
	Sum Of Notional	165,641,920	2,893,839
20_167XXXX	SEK	3,000,000,000	297,128,255	0.38	24-Mar-25
20_172XXXX	SEK	450,000,000	44,569,238	0.38	24-Mar-25
	Sum Of Notional	3,450,000,000	341,697,493

INTERNATIONAL FINANCE CORPORATION	Page 110

Reporting to SEC on New and Matured Borrowings

Medium and Long-Term Matured Market Borrowings
External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Maturity Date
15_105XXXX	TRY	30,000,000	824,222	—	24-Feb-25
15_128XXXX	TRY	30,000,000	824,221	—	24-Feb-25
16_132XXXX	TRY	250,000,000	6,868,509	—	24-Feb-25
16_164XXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
16_175XXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
16_189XXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_20XXXXX	TRY	30,000,000	824,221	—	24-Feb-25
16_27XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_39XXXXX	TRY	160,000,000	4,395,846	—	24-Feb-25
16_54XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_69XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
16_81XXXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
16_92XXXXX	TRY	300,000,000	8,242,211	—	24-Feb-25
17_03XXXXX	TRY	100,000,000	2,747,404	—	24-Feb-25
17_22XXXXX	TRY	200,000,000	5,494,807	—	24-Feb-25
18_29XXXXX	TRY	50,000,000	1,373,702	—	24-Feb-25
	Sum Of Notional	2,250,000,000	61,816,583
20_112XXXX	USD	50,000,000	50,000,000	1.80	08-Jan-25
20_115XXXX	USD	50,000,000	50,000,000	1.68	10-Jan-25
22_105XXXX	USD	50,000,000	50,000,000	1.08	13-Jan-25
22_108XXXX	USD	25,000,000	25,000,000	1.04	21-Jan-25
20_141XXXX	USD	100,000,000	100,000,000	1.56	13-Feb-25
23_101YYYY	USD	5,000,000	5,000,000	9.51	18-Feb-25
21_154XXXX	USD	25,000,000	25,000,000	0.35	26-Feb-25
22_43XXXXX	USD	50,000,000	50,000,000	0.60	28-Feb-25
	Sum Of Notional	355,000,000	355,000,000
23_108XXXX	UZS	434,000,000,000	33,601,266	16.00	21-Feb-25
22_130XXXX	UZS	108,371,000,000	8,404,110	10.20	28-Feb-25
22_134XXXX	UZS	108,924,000,000	8,431,721	10.20	07-Mar-25
	Sum Of Notional	651,295,000,000	50,437,097

TOTAL MATURED MARKET BORROWINGS			2,290,513,673

Matured IBRD and IDA Borrowings
15_30XXXXX	USD	27,358,250	27,358,250	1.84	17-Mar-25
	Sum Of Notional	27,358,250	27,358,250

TOTAL MATURED IBRD AND IDA BORROWINGS			27,358,250

Net decrease in Short-term Borrowings for the quarter ended March 31, 2025			415,177,292

Bonds where the stated interest rate is zero includes zero coupon bond issues where the contractual interest rate is zero, and structured notes where the contractual interest rate is initially zero.